09010867

KNIGHT TRANSPORTATION

Your Hometown National Carrier[SM]

Notice of Annual Meeting
To Be Held May 21, 2009

Proxy Statement

2008 Annual Report

KNIGHT TRANSPORTATION

Your Hometown National Carrier℠

Dear Fellow Shareholders:

We are pleased to tell you that our strategy, our business model and our people enabled us to successfully navigate perhaps the most difficult year we have seen in our 20 years of trucking. For the first three quarters of the year, our industry was staggered by an unprecedented rise in diesel prices. Diesel price relief did not come until late in the year, and nearly corresponded with a sharp, unseasonal fall off in industry wide shipment volumes. During this challenging period many smaller competitors failed and most of the large, publicly traded carriers meaningfully reduced their fleet capacity. Nevertheless, freight demand fell even faster, and we presently face quite possibly the largest imbalance between demand and capacity in the history of our company. In this environment, we are very pleased to have a debt-free balance sheet, industry-leading margins and one of the lowest cost-per-mile operations in the industry.

Since inception, we have developed and continually refined our business model based upon industry-leading growth and profitability. During 2008 and continuing into 2009, we have adjusted our flexible and powerful business model to focus on managing risk, building for the future, and generating acceptable, risk-adjusted free-cash returns for our shareholders in an environment that will not support our historical asset-based fleet growth. The soundness of our business model was recognized by *Forbes Magazine* naming us as one of America's 200 Best Small Companies for a record 14th consecutive year. Further, we were able to return to our shareholders $66.3 million in the form of quarterly dividends and stock repurchases, while increasing our year-end cash balance versus 2007 and remaining debt free. When judged in the context of one of the most difficult operating environments in the history of our industry, we believe that our people performed admirably in a very difficult market.

We manage risk through diverse business lines, customers, and geographies, all focused on the truckload market. Our three main businesses are dry van, refrigerated and on-highway and rail brokerage. All three of these home-grown operations work in harmony with each other to leverage resources, drive synergies in our consolidated results and lessen risk associated with any one business line. We have a diversified customer base with no customer accounting for more than 5% of our revenue. We believe we are diversified by geography and by the type of goods that we haul for our customers.

Our flagship dry van business generates approximately 83% of our revenue and continues to perform with industry-leading margins. In 2008, our refrigerated business represented approximately 12% of revenue, achieved double-digit growth despite the challenging market conditions and operated at comparable profitability to our dry van operations. Our brokerage operation was created so that we could provide our customers additional diversity through access to equipment when capacity is in short supply or when our customers' shipment needs did not fit with our network. Although brokerage margins are not as strong as asset-based margins, this is an attractive business line as it requires a fraction of capital deployed compared to our other business lines, and it is capable of generating a favorable return on investment for shareholders.

We further responded to our customers' needs and diversified our business by opening drayage services at the Southern California ports late in 2008. While we are enormously excited by its potential, we also recognize the challenges in this area. The drayage market is highly fragmented and plagued by older equipment that is believed to have detrimental effects on the environment. Our late-model fleet of 2007 EPA emission compliant trucks, our intimate knowledge of West Coast markets and our financial strength make us rather unique among carriers engaged in this market. Because of our investment in relatively new equipment, we must obtain other efficiencies to compete in this market. At the same time, the regulatory playing field is constantly shifting and varies among ports. We expect to move cautiously and deliberately in this area.

Since inception, one of our competitive advantages has been an extreme focus on cost per mile. We believe this will become increasingly important over the next few years as customers increasingly automate freight allocation by lane and rate, emissions control regulations increase the cost of equipment, and other costs rise. During 2008, fuel prices were the major issue, and we moved rapidly to reduce idle times, improve driver fuel productivity, increase discipline in our fuel purchasing and fuel stop routing and hold the line on out-of-route miles despite a shorter average length of haul. We believe many of these improvements are sustainable and enable us to avoid more costly alternatives to fuel efficiency that only make sense at much higher diesel prices. These internal initiatives are also good for the environment as we use less fuel.

In addition to fuel costs, we scrutinized other controllable costs and found savings in many areas of our organization. For example, safety is an area that affects profitability in many ways—from productivity, to customer service, to insurance and claims expense, to driver health and welfare. During the year we rolled out the Smith System driver training program throughout our service centers. Smith Systems is the leader in professional driver training with hands-on, behind-the-wheel, instructional training. We believe this program helped reduce accident frequency, which lowered our costs and benefited our drivers, customers, and communities.

Our balance sheet remains one of the strongest in the industry, which reduces our risk to changes in demand and provides us the flexibility to capitalize on opportunities. In 2008, our business generated significant cash. Our total cash and short term investments increased by $22.6 million during the year, to $53.9 million at December 31, 2008, after returning $66.3 million to stockholders in the form of quarterly dividends and stock repurchases. The company continues to have zero debt, and shareholders' equity was $483.9 million at December 31, 2008. Our current fleet is relatively young and our service center network allows us to efficiently maintain this equipment. In short, we believe we have significant financial flexibility to meet the challenges and opportunities ahead of us.

Our future will continue to be built around our front-line employees that bring the 'hometown carrier' benefits to our customers and drivers, while leveraging the substantial resources of our national network. Our people will always be the building blocks for our future, and we empower our team, hold them accountable for results and reward performance. Employees who are successful at Knight understand and embrace this aspect of our business, and they are rewarded for this cooperative yet entrepreneurial spirit. Unlike many competitors, we bring career development to our drivers as well. In the third quarter of 2008, we affirmed that focus with the launch of a new subsidiary, Squire Transportation, LLC. Squire is a training company focused on developing skilled, productive and safe drivers. We have Squire programs in Indianapolis, Southern California and Kansas City. When industry supply and demand fundamentals come back into balance, we can expect to see renewed pressure to recruit and retain qualified drivers. We believe Squire will give us a competitive advantage on this front.

We expect the growth component of our business model to remain focused on free cash generation over the near term, rather than on growing assets. Nevertheless, we are not standing still. During 2008, we continued to diversify our geographic network by opening 2 dry van and 2 refrigerated service centers. This brings our total to 35 asset-based service centers. When market conditions improve, we can quickly add just a few trucks at each center to create meaningful top line growth, which is also manageable for our people. After nearly three years of challenging freight conditions, we remain confident that we made the right strategic decision to not dramatically reduce our fleet size even as we continued to build out our service center network. We believe that reduced fleet size by large carriers and the exit from the market by a substantial number of small and mid-sized carriers sets the stage for tighter industry capacity and more favorable rates, although the timing remains unclear.

We do not know what the future holds for our economy, and it is not within our means to foresee when industry supply and demand fundamentals will come back into balance. However, we are optimistic about our competitive position and our ability to execute our model. We believe we are in a strong financial position, with significant liquidity and no debt, and that our strategy for growth is sound. Our network and our business lines provide us with the ability to provide many solutions to our customers at a time when other carriers are pulling back their levels of commitment. We maintain the flexibility within our decentralized network to adapt to market conditions.

We would not have achieved our historical results without the contribution of our customers, shareholders and our hard working employees and drivers. We are confident that the solid foundation we have established, together with the flexibility of our business model, leave us very well-positioned for the future. One of our strengths is our ability to look beyond the current quarter and build our company and shareholder value for the long-term. This will remain our ongoing objective.

Sincerely,

Kevin P. Knight
Chairman & CEO

TABLE OF CONTENTS

KNIGHT TRANSPORTATION, INC.
5601 West Buckeye Road
Phoenix, Arizona 85043

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 21, 2009

To our Shareholders:

You are cordially invited to attend the 2009 Annual Meeting of Shareholders (the "Annual Meeting") of KNIGHT TRANSPORTATION, INC. to be held at 8:30 A.M., Phoenix time, on May 21, 2009, at our corporate headquarters located at 5601 W. Buckeye Road, Phoenix, Arizona 85043. The purposes of the Annual Meeting are to:

1. Elect three Class II Directors, each director to serve a term of three years;

2. Approve and ratify the Knight Transportation, Inc. Employee Stock Purchase Plan;

3. Approve and ratify an amendment and restatement of the Knight Transportation, Inc. 2003 Stock Option Plan (the "2003 Stock Option Plan"), which among other things (i) renames the plan the "Knight Transportation, Inc. Amended and Restated 2003 Stock Option and Equity Compensation Plan," (ii) provides additional terms and administrative procedures applicable to restricted stock grants, and (iii) authorizes the issuance of stock appreciation rights;

4. Approve and ratify a one-time stock option exchange program for employees, along with an accompanying amendment to the 2003 Stock Option Plan to permit such exchange;

5. Ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2009; and

6. Transact such other business as may properly come before the Annual Meeting.

The Board of Directors has fixed the close of business on March 31, 2009, as the record date for determining those shareholders who are entitled to receive notice of and vote at the Annual Meeting or any adjournment(s) thereof. Shares of our Common Stock can be voted at the Annual Meeting only if the holder is present at the Annual Meeting in person or by valid proxy. A copy of our 2008 Annual Report to Shareholders, which includes audited consolidated financial statements, is enclosed. YOUR VOTE IS IMPORTANT. TO ENSURE YOUR REPRESENTATION AT THE ANNUAL MEETING, YOU ARE REQUESTED TO PROMPTLY DATE, SIGN, AND RETURN THE ACCOMPANYING PROXY IN THE ENCLOSED ENVELOPE. You may also vote on the Internet by completing the electronic voting instruction form found at www.proxyvote.com or by telephone using a touch-tone telephone and calling 1-800-690-6903. The prompt return of your proxy may save us additional expenses of solicitation.

By Order of the Board of Directors,

David A. Jackson, Secretary

Phoenix, Arizona
April 10, 2009

KNIGHT TRANSPORTATION, INC.
5601 West Buckeye Road
Phoenix, Arizona 85043

PROXY STATEMENT
FOR ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 21, 2009

GENERAL INFORMATION

This Proxy Statement is furnished in connection with the solicitation of proxies from the shareholders of Knight Transportation, Inc. to be voted at the Annual Meeting of Shareholders (the "Annual Meeting") to be held at 8:30 A.M., Phoenix time, on May 21, 2009, at our corporate headquarters located at 5601 W. Buckeye Road, Phoenix, Arizona 85043. **THE ENCLOSED PROXY IS SOLICITED BY OUR BOARD OF DIRECTORS.** If not otherwise specified, all proxies received pursuant to this solicitation will be voted (i) FOR the director nominees named herein; (ii) FOR the approval and ratification of the Knight Transportation, Inc. Employee Stock Purchase Plan; (iii) FOR the approval and ratification of the amendment and restatement of the Knight Transportation, Inc. 2003 Stock Option Plan ("the 2003 Stock Option Plan"), which among other things (a) renames the plan the "Knight Transportation, Inc. Amended and Restated 2003 Stock Option and Equity Compensation Plan," (b) provides additional terms and administrative procedures applicable to restricted stock grants, and (c) authorizes the issuance of stock appreciation rights; (iv) FOR the approval and ratification of a one-time stock option exchange program for employees, along with an accompanying amendment to the 2003 Stock Option Plan to permit such exchange; (v) FOR ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2009; and (vi) with respect to any other matters properly brought before the Annual Meeting, in accordance with the recommendations of the Board of Directors, or, if no recommendations are given, in accordance with the judgment of the proxy holders.

This Proxy Statement, the proxy card, and our Annual Report were first mailed on or about April 10, 2009, to shareholders of record at the close of business on March 31, 2009 (the "Record Date").

The terms "we," "our," "us," or the "Company" refer to Knight Transportation, Inc. and its subsidiaries.

Voting Rights

Only holders of record of our Common Stock, par value $0.01 per share ("Common Stock"), at the close of business on the Record Date are entitled to vote at the Annual Meeting, either in person or by valid proxy. Except in the election of directors, shareholders are entitled to one vote for each share held of record on each matter of business to be considered at the Annual Meeting. In the election of directors, Arizona law requires cumulative voting. *See* "Required Vote; Cumulative Voting." As of the Record Date, there were issued and outstanding approximately 83,067,002 shares of our Common Stock, entitled to cast an aggregate 83,067,002 votes on all matters subject to a vote at the Annual Meeting, other than in the election of the Class II directors, where the shares are entitled to an aggregate 249,201,006 votes. Votes cast at the Annual Meeting will be tabulated by the Inspector of Elections and the results of all items voted upon will be announced at the Annual Meeting.

Quorum Requirement

In order to transact business at the Annual Meeting, a quorum must be present. A quorum is present if a majority of the issued and outstanding shares of Common Stock as of the Record Date are represented at the Annual Meeting in person or by proxy. Shares that are entitled to vote but that are not voted at the direction of the holder (called "abstentions") and shares that are not voted by a broker or other record holder due to the absence of instructions from the beneficial owner (called "broker non-votes") will be counted for the purpose of determining whether a quorum is present.

Required Vote; Cumulative Voting

Election of Directors. Directors are elected by plurality of the votes cast, which means that the director nominees receiving the highest number of votes for their election will be elected as directors. Abstentions and broker non-votes are not counted as votes for the election of any director nominee. Under the Constitution of the State of Arizona, as well as Section 10-728 of the Arizona Revised Statutes, shareholders have cumulative voting rights in electing directors of an Arizona corporation. Cumulative voting means that each shareholder, when electing directors, has the right to cast as many votes in the aggregate as he, she, or it has voting shares multiplied by the number of directors to be elected. For example, this year three Class II directors will be elected. If a shareholder has 100 shares of Common Stock, the shareholder is entitled to cast a total of 300 votes in the election of the Class II directors and may cast 300 votes for a single director nominee or distribute those votes among the three Class II director nominees.

Other Matters. Approval of the other matters submitted to shareholders for consideration and action at the Annual Meeting requires that the number of votes cast for the matter exceeds the number of votes cast against the matter. Abstentions and broker non-votes will be disregarded in determining whether a matter has been approved. In other words, abstentions and broker non-votes will be counted neither as votes for, nor as votes against, a matter.

Right to Attend the Annual Meeting; Revocation of Proxy

Returning a proxy card now will not interfere with your right to attend the Annual Meeting or to vote your shares personally at the Annual Meeting, if you wish to do so. Shareholders who execute and return proxies may revoke them at any time before they are exercised by giving written notice to our Secretary at our address, by executing a subsequent proxy and delivering it to our Secretary, or by attending the Annual Meeting and voting in person.

Costs of Solicitation

We will bear the cost of solicitation of proxies, which we expect to be nominal, and we will include reimbursements for the charges and expenses of brokerage firms and others for forwarding solicitation material to beneficial owners of our outstanding Common Stock. Proxies will be solicited by mail and may be solicited personally by our directors, officers, or employees, who will not receive any additional compensation for any such services.

Annual Report

The information included in this Proxy Statement should be reviewed in conjunction with the Consolidated Financial Statements, Notes to Consolidated Financial Statements, Reports of our Independent Registered Public Accounting Firm, and other information included in our 2008 Annual Report to Shareholders that was mailed on or about April 10, 2009, together with this Notice of Annual Meeting and Proxy Statement, to all shareholders of record as of the Record Date. A copy of our Annual Report is available free of charge on the Shareholder Relations section of our corporate website at http://www.knighttrans.com. The Annual Report is not incorporated into this Proxy Statement, and is not considered proxy-soliciting material.

How to Read this Proxy Statement

This Proxy Statement contains the proposals to be considered by shareholders at the Annual Meeting, as well as important information concerning, among other things: our management and our Board of Directors; executive compensation; transactions between us and our officers, directors, and affiliates; the stock ownership of management and other large shareholders; the services provided to us by and fees of Deloitte & Touche LLP, our independent registered public accounting firm; and instructions for shareholders who want to make proposals at the 2010 Annual Meeting of Shareholders. *Each shareholder should read this information before completing and returning the enclosed proxy card.*

PROPOSAL NO. 1 – ELECTION OF DIRECTORS

Our Board of Directors presently consists of eight members. The directors are divided into three classes, with each class serving a three-year term. The shareholders elect approximately one-third of the Board of Directors each year. Three Class II directors will be elected at the Annual Meeting.

Upon the recommendation of the Nominating and Corporate Governance Committee, the Board of Directors has nominated Gary J. Knight, G.D. Madden, and Kathryn L. Munro for election as Class II directors at the Annual Meeting.

Each Class II director nominee will be elected to serve until the 2012 Annual Meeting of Shareholders or until his or her successor shall have been duly elected and qualified or his or her resignation or removal, whichever occurs first. Each of the Class II director nominees has consented to serve a three-year term.

If any of the nominees named above should become unavailable to serve as a director, the Board of Directors may designate a substitute nominee. In that case, the proxy holders will vote for the substitute nominee designated by the Board.

Class II Director Nominees

Information concerning the nominees standing for election as Class II directors follows:

Gary J. Knight, 57 **Director Since 1990**

Gary J. Knight has served as a Vice Chairman of our Board of Directors since January 2004. Mr. Knight served as our President from 1993 to January 2004, and has been one of our officers and a member of our Board of Directors since 1990. From 1975 until 1990, Mr. Knight was employed by Swift Transportation Co., Inc. ("Swift"), a long-haul truckload carrier, where he was an Executive Vice President.

G.D. Madden, 69 **Director Since 1997**

G.D. Madden has served as a member of our Board of Directors since January 1997. Since 1996, Mr. Madden has been President of Madden Partners, a consulting firm he founded, which specializes in transportation technology and strategic issues. Prior to founding Madden Partners, he was President and Chief Executive Officer of Innovative Computing Corporation, a subsidiary of Westinghouse Electric Corporation. Mr. Madden founded Innovative Computing Corporation ("ICC"), a privately held company, which grew to be the largest supplier of fully integrated management information systems to the trucking industry. Mr. Madden sold ICC to Westinghouse in 1990 and continued to serve as its President and Chief Executive Officer until 1996.

Kathryn L. Munro, 60 **Director Since 2005**

Kathryn L. Munro has served as a member of our Board of Directors since April 2005. She is a principal of BridgeWest, LLC, a private equity investment company specializing in wireless technology companies. Ms. Munro was the Chairperson of BridgeWest from February 1999 until July 2003. From 1996 to 1998, Ms. Munro served as Chief Executive Officer of Bank of America's Southwest Banking Group and was President of Bank of America Arizona from 1994 to 1996. Ms. Munro has served on the boards of directors of Flow International Corporation, a Seattle-based manufacturer of industrial tools, since 1996; and Pinnacle West Capital Corporation, the holding company of Arizona Public Service and Pinnacle West Energy, since 2000. Ms. Munro served on the board of Capitol Bancorp Limited, a Michigan-based multi-bank holding company, from 2002 to 2006.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" EACH OF THE DIRECTOR NOMINEES.

CONTINUING DIRECTORS

Class I Directors

Information regarding our current Class I directors who were elected in 2008 for terms expiring at our 2011 Annual Meeting of Shareholders follows:

Donald A. Bliss, 76 **Director Since 1995**

Donald A. Bliss has served as a member of our Board of Directors since February 1995. Until his retirement in December 1994, Mr. Bliss was the Chief Executive Officer and Vice President of U.S. West Communications, a U.S. West company. Mr. Bliss also is a director of the Western and Southern Life Insurance Company and the Biltmore Bank of Arizona. Mr. Bliss served as Chairman of the Western Region Advisory Board of AON Risk Services of Arizona, Inc. from October 2001 to February 2005.

Richard J. Lehmann, 65 **Director Since 2006**

Richard J. Lehmann has served as a member of our Board of Directors since February 2006. Mr. Lehmann serves as the founding principal of the Biltmore Bank of Arizona and is the Chairman of Bank Capital Corporation, the holding company for the Biltmore Bank of Arizona. Until December 31, 1999, Mr. Lehmann served as Vice Chairman of Bank One, when it acquired FCNBC, creating the fifth largest bank in the United States, with responsibility for all consumer banking and credit card operations. Mr. Lehmann's previous positions include Chairman and Chief Executive Officer of Valley National Bank. Prior to that, Mr. Lehmann spent 20 years with Citigroup in various positions, including 10 years in the International Division, with more than three years as a Senior Corporate Officer in Europe, the Middle East, and Africa. Mr. Lehmann is a member of the board of directors of the TGen Foundation. He also serves on the Mayo Advisory Board and serves on the Board of Trustees at Thunderbird, The Garvin School of International Management.

Class III Directors

Information regarding our current Class III directors who were elected in 2007 for terms expiring at our 2010 Annual Meeting of Shareholders follows:

Kevin P. Knight, 52 **Director Since 1990**

Kevin P. Knight has served as the Chairman of our Board of Directors since May 1999 and has served as our Chief Executive Officer since 1993. He has been one of our officers and directors since 1990. From 1975 to 1984 and again from 1986 to 1990, Mr. Knight was employed by Swift, where he served as Executive Vice President and President of Cooper Motor Lines, Inc., a Swift subsidiary. From February 2004 through February 2008, Mr. Knight served on the Board of Directors of Universal Technical Institute, Inc., a provider of post-secondary education. Mr. Knight currently serves on the Board of Directors and Executive Committee of the American Trucking Associations.

Randy Knight, 60 **Director Since 1989**

Randy Knight rejoined our company as an employee in January 2009 and was appointed as a Vice Chairman of the Board effective February 27, 2009. Mr. Knight was a founder of our company and served as an officer from 1989 until 1999 and as Chairman of the Board from 1993 until 1999. From 1999 until December 2008, Mr. Knight worked outside of our company on a variety of personal investments, including Total Warehousing, Inc., a commercial warehousing and local transportation business that he sold in 2004. Mr. Knight has been a member of our Board of Directors since 1989. He also serves as a director of Biltmore Bank of Arizona. Mr. Knight was employed by Swift or related companies from 1969 to 1985, where he was a Vice President.

Michael Garnreiter, 57 **Director Since 2003**

Michael Garnreiter has served as a member of our Board of Directors since September 2003. Mr. Garnreiter currently is the managing member of Rising Sun Restaurant Group, LLC, a restaurant operating company in the casual dining industry sector. Mr. Garnreiter also is a director and member of the audit committees of Taser International, Inc., a manufacturer of non-lethal protection devices, and Amtech Systems, Inc., a supplier of horizontal diffusion furnace systems. Mr. Garnreiter is the sole director of Syntax-Brillian Corporation, a company in bankruptcy that designs, develops, and distributes high-definition televisions. Mr. Garnreiter was formerly the Executive Vice President, Treasurer, and Chief Financial Officer of Main Street Restaurant Group, Inc., a publicly held restaurant operating company. Prior to joining Main Street, Mr. Garnreiter served as a general partner of Arthur Andersen LLP. Mr. Garnreiter began his career with Arthur Andersen in 1974 after graduating with a Bachelor of Science degree in accounting from California State University at Long Beach. In 1986, he became the managing partner of Arthur Andersen's Tucson, Arizona office. Mr. Garnreiter is a Certified Public Accountant in California and Arizona.

Kevin Knight, our Chairman and Chief Executive Officer, and Keith Knight, one of our executive officers, are brothers and are cousins of Randy Knight and Gary Knight, who also are brothers.

CORPORATE GOVERNANCE

Applicable Corporate Governance Requirements

Our Common Stock has been listed on the New York Stock Exchange (the "NYSE") since December 30, 2004, and we are subject to the NYSE listing standards, including those relating to corporate governance. Prior to listing on the NYSE, our Common Stock was listed on what today is known as the Nasdaq Global Select Market

("NASDAQ"), and we were subject to the NASDAQ listing standards, including those related to corporate governance.

Corporate Governance Guidelines

Our Board of Directors has adopted corporate governance guidelines to further its goal of providing effective governance of our business and affairs for the long-term benefit of our shareholders. A copy of the corporate governance guidelines is available free of charge on the Shareholder Relations section of our website at http://www.knighttrans.com and is available in print to any shareholder who requests it. The Nominating and Corporate Governance Committee is responsible for periodically reviewing the corporate governance guidelines and recommending changes as appropriate to ensure the effective functioning of our Board of Directors and high quality corporate governance.

Code of Ethics

The Board of Directors has adopted a Code of Ethical Conduct that applies to all of our directors, officers, and employees. In addition, we maintain a Policy Governing Responsibilities of Financial Managers and Senior Officers (the "Financial Responsibilities Policy") that applies to our senior executive officers (Executive Vice President or above), Chief Financial Officer, Chief Accounting Officer, Controller, and any other employee who is responsible for the management of our funds or for the operation and maintenance of our financial accounting and reporting system. The Code of Ethical Conduct and Financial Responsibilities Policy includes provisions applicable to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, which constitute a "code of ethics" within the meaning of Item 406(b) of Regulation S-K. Copies of the Code of Ethical Conduct and Financial Responsibilities Policy are available free of charge on the Shareholder Relations section of our website at http://www.knighttrans.com and are available in print to any shareholder who requests them.

The Board of Directors and Its Committees

Board of Directors

Meetings of the Board of Directors. During the year ended December 31, 2008, our Board of Directors met on four occasions. Each of the directors attended 75% or more of the meetings of the Board of Directors and the meetings held by all of the committees of the Board on which he or she served. We encourage our directors to attend our Annual Meetings of Shareholders. All of our directors attended the 2008 Annual Meeting of Shareholders.

Independent Directors. In accordance with NYSE Rule 303A.02(a), the Board of Directors affirmatively determines the independence of each director after reviewing the findings and recommendations of the Nominating and Corporate Governance Committee. Upon the recommendation of the Nominating and Corporate Governance Committee, the Board has determined that Donald A. Bliss, G.D. Madden, Michael Garnreiter, Kathryn L. Munro, and Richard J. Lehmann are independent (collectively, the "Independent Directors"). Except in their capacities as directors or as holders of an immaterial amount of securities of other entities, neither Mr. Bliss, Mr. Madden, Mr. Garnreiter, nor Ms. Munro, either directly or in his or her capacity as a partner, shareholder, officer, or similar position of another organization, has or in the past three years had any business or financial relationship with us or any of our subsidiaries. None of the Independent Directors or any of their immediate family members has or had any of the disqualifying relationships with us or our subsidiaries specified in NYSE Rule 303A.02(b).

Executive Sessions. In 2008, pursuant to NYSE Rule 303A.03, our Independent Directors held two meetings, referred to as "executive sessions," at which only the Independent Directors were present. The Chairman of the Nominating and Corporate Governance Committee acts as the presiding director for all executive sessions. Mr. Bliss currently serves as the Chairman of the Nominating and Corporate Governance Committee and will continue in that capacity following the Annual Meeting. Our 2008 non-management directors, who were comprised of the Independent Directors and Mr. Randy Knight did not meet in 2008. Contemporaneously with Mr. Randy Knight's return to our company as a Vice Chairman of the Board in February 2009, he ceased being a non-management director. Our Independent Directors will continue to hold at least one meeting annually at which only independent directors are present.

Communication with Directors. Our Board of Directors provides a process for shareholders to send written communications to the entire Board or to individual directors. To send a communication to the entire Board of Directors, your communication should be addressed as follows: The Board of Directors, Knight Transportation, Inc., c/o David A. Jackson – Secretary, 5601 West Buckeye Road, Phoenix, Arizona 85043. Written communications addressed in this manner will be copied and distributed to each director at or prior to the next Board meeting. If you wish to communicate with an individual director, your communication should be addressed as follows: Name – Director, Knight Transportation, Inc., c/o David A. Jackson – Secretary, 5601 West Buckeye Road, Phoenix, Arizona 85043. Written communications received in this manner will not be opened, but rather delivered unopened to the director to whom they are addressed at or prior to the next Board meeting, following clearance through normal security procedures.

In addition, we provide a method for concerned parties to communicate directly with our non-management directors. Any person wishing to contact our non-management directors may contact these directors through our presiding non-management director, the Chairman of the Nominating and Corporate Governance Committee, whose contact information may be obtained by writing our Secretary, David A. Jackson, at the address set forth above or by calling our Investor Relations Department at telephone number (602) 606-6224.

Committees of the Board of Directors

The Board of Directors has standing Audit, Nominating and Corporate Governance, Compensation, and Executive Committees. The Board does not maintain any other standing committees. The following table sets forth the membership of each of the standing committees of the Board of Directors as of February 28, 2009.

Name	Audit Committee	Nominating and Corporate Governance Committee	Compensation Committee	Executive Committee
Donald A. Bliss	X	X		X
G.D. Madden	X		X	
Michael Garnreiter	X			
Kevin P. Knight				X
Gary J. Knight				X
Kathryn L. Munro		X	X	X
Richard J. Lehmann		X	X	

The Audit Committee

Purpose, Functions, Composition, and Meetings. The primary purpose of the Audit Committee is to assist the Board of Directors in its oversight of:

- the integrity of our financial statements;
- the qualifications, independence, and performance of our independent registered public accounting firm; and
- our compliance with legal and regulatory requirements related to financial reporting.

As more fully outlined in the Audit Committee's charter, the primary functions of the Audit Committee include:

- making determinations regarding the selection and retention of our independent registered public accounting firm and reviewing and pre-approving such firm's fees and the proposed scope of its services; and
- reviewing, and meeting with our management, internal auditors, and independent registered public accounting firm, as applicable, to discuss, our financial statements and financial and related disclosures, our accounting policies and principles, and our internal financial controls and reporting systems.

Messrs. Bliss, Madden, and Garnreiter currently serve on the Audit Committee, and Mr. Garnreiter serves as the Chairman. Each member of the Audit Committee satisfies the independence and other audit committee membership criteria set forth in NYSE Rule 303A.07. Specifically, each member of the Audit Committee:

- is independent under NYSE Rule 303A.02;
- meets the criteria for independence set forth in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"); and

- is financially literate, as our Board of Directors has interpreted such qualification in its business judgment.

In addition, the Board has determined that Mr. Garnreiter's service on the audit committee of more than three public companies does not impair his ability to effectively serve on our Audit Committee.

The Audit Committee met five times during 2008. Each member of the Audit Committee attended all of the Audit Committee meetings during 2008, except Mr. Madden who was unable to attend one meeting.

Audit Committee Financial Expert. The Board of Directors has determined that at least one "audit committee financial expert," as defined under Item 407(d)(5) of Regulation S-K, currently serves on the Audit Committee. The Board of Directors has identified Mr. Garnreiter as an audit committee financial expert. Mr. Garnreiter is independent, as independence for audit committee members is defined under applicable NYSE rules.

Audit Committee Charter. A copy of the Audit Committee's current charter is available free of charge on the Shareholder Relations section of our website at http://www.knighttrans.com and is available in print to any shareholder who requests it.

Report of the Audit Committee. In performing its duties, the Audit Committee, as required by applicable rules and regulations promulgated by the SEC, issues a report recommending to the Board of Directors that our audited financial statements be included in our Annual Report on Form 10-K, and relating to certain other matters, including the independence of our independent registered public accounting firm. The *Report of the Audit Committee* follows.

The Report of the Audit Committee shall not be deemed to be incorporated by reference into any filing made by us under the Securities Act of 1933 or the Exchange Act, notwithstanding any general statement contained in any such filings incorporating this Proxy Statement by reference, except to the extent we incorporate such report by specific reference.

Report of the Audit Committee

The Audit Committee oversees the accounting and financial reporting processes of the Company and the audit of the financial statements of the Company. Management of the Company has primary responsibility for the Company's financial statements and the overall reporting process, including maintenance of the Company's systems of internal control. The Company retains an independent registered public accounting firm that is responsible for conducting an independent audit of the Company's financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States), and issuing a report thereon.

In undertaking its responsibilities, the Audit Committee has discussed the Company's financial statements with management and the Company's independent registered public accounting firm and, in issuing this report, has relied upon the responses and information provided to the Audit Committee by management and the independent registered public accounting firm.

For the fiscal year ended December 31, 2008, the Audit Committee has reviewed and discussed the audited financial statements with management and Deloitte & Touche LLP, the Company's independent registered public accounting firm. Specifically, the Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 114, as amended, *"The Auditor's Communication with those Charged with Governance"* and Rule 2-07 of Regulation S-X *"Communication With Audit Committees,"* which include, among other things:

- methods used to account for significant unusual transactions;
- the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus;
- the process used by management in formulating particularly sensitive accounting estimates and the basis for the accounting firm's conclusions regarding the reasonableness of those estimates; and

- disagreements with management over the application of accounting principles, the basis for management's accounting estimates, and the disclosures in the financial statements.

The Audit Committee has received the written disclosures from the independent registered public accounting firm required by Public Company Accounting Oversight Board (United States) (PCAOB) Ethics and Independence Rule 3526, "*Communication with Audit Committees Concerning Independence*" and discussed with the independent registered public accounting firm its independence within the meaning of the rules and standards of the PCAOB and the securities laws and regulations administered by the SEC.

Based on the foregoing reviews and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2008, for filing with the Securities and Exchange Commission.

Michael Garnreiter, Chairman
G.D. Madden, Member
Donald A. Bliss, Member

The Nominating and Corporate Governance Committee

Purpose, Functions, Composition, and Meetings. The purposes of the Nominating and Corporate Governance Committee are to assist the Board of Directors in improving our corporate governance, to train members of the Board, to improve the Board's governance functions, and to assist us in obtaining the highest quality independent directors. As more fully detailed in the Nominating and Governance Committee's charter, the primary functions of the committee include:

- evaluating the composition of the Board and selecting and recommending nominees for election or re-election to the Board or for appointment to fill Board vacancies;
- developing and implementing regular and emergency succession plans for our senior management positions; and
- reviewing and developing policies or making recommendations concerning other aspects of our corporate governance, such as the Board's committee structure, our corporate governance guidelines, director training and evaluation programs, and potential conflicts of interest.

Mr. Lehmann, Ms. Munro, and Mr. Bliss currently serve on the Nominating and Corporate Governance Committee, and Mr. Bliss serves as Chairman.

All current members of the Nominating and Corporate Governance Committee are independent, as independence for nominating committee members is defined under applicable NYSE rules. In 2008, the Nominating and Corporate Governance Committee held one meeting.

The Nominating and Corporate Governance Committee met in March 2009 and approved the nomination of Gary J. Knight, G.D. Madden, and Kathryn Munro as Class II directors and recommended their election. Each nominee is presently a director and has consented to stand for re-election.

Nominating and Corporate Governance Committee Charter. A copy of the Nominating and Corporate Governance Committee's current charter is available free of charge on the Shareholder Relations section of our website at http://www.knighttrans.com and is available in print to any shareholder who requests it.

Process for Identifying and Evaluating Director Nominees. Director nominees are chosen by the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee reviews the qualifications of various persons to determine whether they should be considered as candidates for membership on the Board of Directors. The Nominating and Corporate Governance Committee also accepts recommendations of director candidates from our other outside directors and our executive officers, advisors, and shareholders. We do not pay a fee to any third party to identify or evaluate or assist in identifying or evaluating potential nominees.

The Nominating and Corporate Governance Committee reviews all candidate recommendations, including those properly submitted by shareholders, in accordance with the mandate contained in its charter. The Nominating and Corporate Governance Committee assesses a candidate's judgment, integrity, independence, management or business skills and experience (particularly with public companies and companies in our industry or other industries related to our business), prominence and reputation in their profession, knowledge of corporate governance issues and Board functions, commitment to attend and actively participate in meetings and related Board activities, other commitments and responsibilities, and such other factors as the Nominating and Corporate Governance Committee determines are appropriate in light of our needs and the needs of the Board. With regard to specific qualities and skills, the Nominating and Corporate Governance Committee believes it is necessary that: (i) at least a majority of the members of the Board of Directors qualify as "independent" under NYSE Rule 303A.02; (ii) at least three members of the Board of Directors satisfy the audit committee membership criteria specified in NYSE Rule 303A.07; and (iii) at least one member of the Board of Directors eligible to serve on the Audit Committee has sufficient knowledge, experience, and training concerning accounting and financial matters so as to qualify as an "audit committee financial expert" within the meaning of Item 407(d)(5) of Regulation S-K.

In addition to the qualifications and considerations described above, our corporate governance guidelines contain the following director eligibility criteria that impact the director nomination process:

- a mandatory retirement age of 82 for all directors, subject to waiver by a majority of the Board;
- director term limits of 20 years, following March 2, 2005, for all directors, subject to waiver by a majority of the Board;
- no director may serve on more than five public company boards of directors, including our Board; and
- our Chief Executive Officer may not serve on more than two other public company boards of directors in addition to our Board.

Consideration of Director Candidates Recommended by Shareholders. The Nominating and Corporate Governance Committee will consider director candidates recommended by shareholders, provided that the following procedural requirements are satisfied. Candidate recommendations should be mailed via certified mail, return receipt requested, and addressed to the Nominating and Corporate Governance Committee, Knight Transportation, Inc., c/o David A. Jackson – Secretary, 5601 West Buckeye Road, Phoenix, Arizona 85043. To be considered, a shareholder recommendation must: (i) be received at least 120 days prior to the first anniversary of the date of the proxy statement for the prior year's Annual Meeting (by December 11, 2009 for director candidates to be considered for nomination for election at the 2010 Annual Meeting of Shareholders); (ii) contain sufficient background information, such as a resumé and references, to enable the Nominating and Corporate Governance Committee to make a proper judgment regarding the qualifications of the proposed nominee; (iii) be accompanied by a signed consent of the proposed nominee to serve as a director if elected and a representation that such proposed nominee qualifies as "independent" under NYSE Rule 303A.02 or, if the proposed nominee does not qualify, a description of the reason(s) he or she is not "independent"; (iv) state the name and address of the person submitting the recommendation and the number of shares of our Common Stock owned of record or beneficially by such person; and (v) if submitted by a beneficial shareholder, be accompanied by evidence that the person making the recommendation beneficially owns shares of our Common Stock.

The Compensation Committee

Purpose, Functions, Composition, and Meetings. The Compensation Committee reviews, analyzes, recommends, and approves all aspects of executive compensation. As more fully outlined in the Compensation Committee's charter, the primary responsibilities of the Compensation Committee include:

- reviewing and approving corporate goals and objectives relating to the compensation of the Chief Executive Officer, evaluating the Chief Executive Officer's performance in light of those objectives, and determining and approving the Chief Executive Officer's compensation based upon this evaluation;

- reviewing and making recommendations to the Board regarding the compensation of our other executive officers;

- reviewing and approving all forms of incentive compensation, including stock options and other stock-based awards to our executive officers; and

- administering our equity compensation plan, as in effect from time-to-time.

During 2008, and as of the date hereof, Mr. Lehmann, Mr. Madden, and Ms. Munro, served on the Compensation Committee, and Ms. Munro served as Chairperson. The Compensation Committee met three times in 2008. *See* "Executive Compensation – Compensation Discussion and Analysis" for a discussion of, including the role the Compensation Committee and our executive officers have in implementing, our processes and procedures for recommending and setting executive and director compensation.

Compensation Committee Charter. A copy of the Compensation Committee's current charter is available free of charge on the Shareholder Relations section of our website at http://www.knighttrans.com and is available in print to any shareholder who requests it.

Report of the Compensation Committee. In performing its duties, the Compensation Committee, as required by applicable rules and regulations promulgated by the SEC, issues a report recommending to the Board of Directors that our Compensation Discussion and Analysis be included in this Proxy Statement. The *Report of the Compensation Committee* follows.

The Report of the Compensation Committee shall not be deemed to be incorporated by reference into any filing made by us under the Securities Act of 1933 or the Exchange Act, notwithstanding any general statement contained in any such filings incorporating this Proxy Statement by reference, except to the extent we incorporate such report by specific reference.

Compensation Committee Report

We have reviewed and discussed the Compensation Discussion and Analysis contained in this Proxy Statement with management. Based on that review and discussion, we have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

Kathryn Munro, Chairperson
G.D. Madden, Member
Richard J. Lehmann, Member

Compensation Committee Interlocks and Insider Participation

None of the current members of the Compensation Committee have been, or are, one of our officers or employees. During 2008, none of our executive officers served as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that had one or more executive officers serving as a member of our Board of Directors. *See* "Certain Relationships and Related Transactions" for a description of certain transactions between us and our directors and executive officers, or their affiliates, and "Executive Compensation – Director Compensation" for a description of the compensation of the members of the Compensation Committee.

The Executive Committee

The Executive Committee is authorized to act on behalf of the Board of Directors when the Board of Directors is not in session. During 2008, and as of the date hereof, the Executive Committee was comprised of Messrs. Kevin Knight, Gary Knight, Bliss, and Ms. Munro. Ms. Munro became a member of the Executive Committee in February 2008. The Executive Committee did not meet during 2008.

Other Board and Corporate Governance Matters

Director Evaluation Program. The Nominating and Corporate Governance Committee is responsible for developing and implementing a director evaluation program to measure the individual and collective performance of directors and the fulfillment of their responsibilities to our shareholders, including an assessment of the Board's compliance with applicable corporate governance requirements and identification of areas in which the Board might improve its performance. The Nominating and Corporate Governance Committee also is responsible for developing and recommending to the Board of Directors for approval an annual self-evaluation process for the Board designed to assure that directors contribute to our corporate governance and to our performance.

Director Orientation and Training. The Nominating and Corporate Governance Committee is responsible for developing and implementing an orientation program for new directors. Under this program, we provide new, non-management directors a variety of materials to assist them in familiarizing themselves with our business, management structure, and operations and key legal, financial, risk management, and operational issues, as well as the policies, procedures, and responsibilities of the Board and its committees. New, non-management directors also meet with members of our senior management and other non-management directors as part of their orientation. We periodically provide materials to directors on various subjects to assist them in understanding our business and operations and in effectively discharging their duties.

Authority to Engage Advisors. Each of the Audit Committee, the Nominating and Corporate Governance Committee, and the Compensation Committee is conferred by its charter with explicit authority to engage its own independent advisors, including legal counsel.

Management Succession Planning. The Board of Directors has adopted a management succession plan that identifies emergency and potential long-term successors to our Chief Executive Officer, President, Chief Financial Officer, and certain other key members of senior management. The Nominating and Corporate Governance Committee, following consultation with our Chief Executive Officer, is responsible for giving an annual report to the Board of Directors with regard to management succession planning. After reviewing this report and consulting with the members of the Nominating and Corporate Governance Committee and the Chief Executive Officer, the Board of Directors makes any changes or updates to the management succession plan that it determines are appropriate.

Our Executive Officers and Certain Significant Employees

The following table sets forth, as of March 31, 2009, certain information regarding our executive officers (Kevin P. Knight, Gary J. Knight, Randy Knight, Keith T. Knight, David A. Jackson, and Casey Comen) and our significant employees (Michael K. Liu, Erick Kutter, Greg Ritter, Larry V. Knight, Clark Jenkins, and Bill Ramsey).

Name	Age	Position
Kevin P. Knight	52	Chairman of the Board and Chief Executive Officer
Gary J. Knight	57	Vice Chairman of the Board
Randy Knight	60	Vice Chairman of the Board
Keith T. Knight	54	Chief Operating Officer
David A. Jackson	33	Chief Financial Officer, Secretary, and Treasurer
Casey Comen	55	Executive Vice President of Sales
Michael K. Liu	36	President of Knight Transportation – Dry Van
Erick Kutter	41	President of Knight Refrigerated, LLC
Greg Ritter	50	President of Knight Brokerage, LLC
Larry V. Knight	47	President of Knight Intermodal, LLC
Clark Jenkins	50	Executive Vice President
Bill Ramsey	49	Senior Vice President of Business Development

Keith T. Knight has served as our Chief Operating Officer since May 2006. Prior to his appointment as Chief Operating Officer, Mr. Knight served as our Executive Vice President from 1993 until May 2006, and has been one of our officers since 1990. He served as a member of our Board of Directors from 1990 to 2004. From 1977 until 1990, Mr. Knight was employed by Swift, where he was a Vice President and Manager of Swift's Los Angeles terminal.

David A. Jackson joined us in April 2000. He has served as our Chief Financial Officer since January 2004, as our Treasurer since May 2006, and as our Secretary since November 2007. Mr. Jackson served as our Corporate Purchasing Manager from April 2000 until July 2002, and as the Owner Operator Program Director from July 2002 until January 2004.

Casey Comen has served as our Executive Vice President of Sales since March 2004. Prior to joining us, Mr. Comen was employed by Swift, where he most recently served as the Vice President of Sales and Marketing from 1997 through January 2004.

Michael K. Liu was appointed President of the Knight Transportation – Dry Van in April 2007. Prior to his appointment as President of Knight Transportation – Dry Van, Mr. Liu served as a division manager for our Southern California Division since December 2003. Mr. Liu also served as a training manager for our driver development department from January 2000 to December 2003.

Erick Kutter joined us in February 1993. He has served as the President of Knight Refrigerated, LLC, our asset-based refrigerated business, since July 2004. Prior to his appointment as President of Knight Refrigerated, Mr. Kutter was responsible for opening our service centers in Katy, Texas, Kansas City, Kansas, and Atlanta, Georgia. Mr. Kutter also served as the division manager of our service center in Indianapolis, Indiana from July 1998 to April 2001.

Greg Ritter joined us in 2005. He has served as the President of Knight Brokerage, LLC, our non-asset based brokerage business, since the opening of our brokerage business in 2005. He began his career in 1979 with C.H. Robinson Worldwide, where he was the branch manager for the Phoenix office for 18 years.

Larry V. Knight joined us in 1990. He has served as the President of Knight Intermodal since February 2009. Mr. Knight also serves as General Manager of the Southwestern United States - a position which he has held since 2004. Mr. Knight served as an Area Manager from 1990 to 1994 and as Vice President of Driver Development from 1994 to 1998. Mr. Knight became Vice President of Operations in 1998. Mr. Knight's extensive experience in the transportation industry began in 1986 when he was employed by Swift as a Driver Manager.

Clark Jenkins rejoined our company in 2008 as an Executive Vice President. Mr. Jenkins served as our Secretary and Chief Financial Officer and was a member of our Board of Directors from 1991 to 2000. From 2004 to 2008 Mr. Jenkins was the principal of CJC Transportation Specialists, a transportation consulting firm, and from 2000 to 2004 was a partner with HCH Transportation Advisors, a transportation consulting firm. From 1986 to 1990 Mr. Jenkins was employed by Swift as a Vice President of Finance.

William "Bill" Ramsey joined us in April 2000 as part of the acquisition of Fastway Systems and has served as Senior Vice President of Business Development since October 2007. Prior to this assignment, he served as General Manger of the South East from April 2007 thru October 2007. Mr. Ramsey also served as our South West Regional Vice President from November 2006 to April 2007, and as Divisional Sales Manger and Division Manger in our Gulfport Division from April 2000 thru November 2006.

See "Proposal No. 1 – Election of Directors" for information concerning the business experience of Gary J. Knight and "Continuing Directors" for information concerning the business experience of Kevin P. Knight and Randy Knight.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of a registered class of our equity securities, to file with the SEC reports of ownership and changes in ownership of our Common Stock and other equity securities. Our officers, directors, and greater than 10% beneficial owners are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based solely upon a review of the copies of such reports furnished to us, or written representations that no other reports were required, we believe that during the 2008 fiscal year, all Section 16(a) filing requirements applicable to our directors, executive officers, and greater than 10% beneficial owners were complied with, except that G.D. Madden inadvertently failed to timely report on Form 4 the purchase of shares, which occurred in October 2008. This transaction was reported in a subsequent filing. Copies of Section 16(a) forms that our directors and executive officers file with the SEC are accessible through the Shareholder Relations section of our website at http://www.knighttrans.com.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview and Philosophy of Compensation

The Compensation Committee oversees all of our executive officer compensation arrangements. The Compensation Committee has the responsibility to (i) review and approve corporate goals and objectives relevant to the compensation of our Chief Executive Officer, (ii) evaluate the performance of our CEO in light of those goals and objectives, and (iii) determine and approve the compensation level of our CEO based upon that evaluation. The Compensation Committee also has the responsibility to review annually the compensation of our other executive officers and to determine whether such compensation is reasonable under existing facts and circumstances. In making such determinations, the Compensation Committee seeks to ensure that the compensation of our executive officers aligns the executives' interests with the interests of our shareholders. The Compensation Committee also reviews and approves all forms of incentive compensation, including stock option grants, stock grants, and other forms of incentive compensation granted to our executive officers. The Compensation Committee takes into account the recommendations of our CEO in reviewing and approving the overall compensation of the other executive officers.

We believe that the quality, skills, and dedication of our executive officers are critical factors affecting our long-term value and success. Our primary executive compensation goals include attracting, motivating, and retaining qualified executive officers who create long-term value for our shareholders. We seek to accomplish these goals by rewarding past performance, incentivizing future performance, and aligning our executive officers' long-term interests with those of our shareholders. Our compensation program is designed to reward our executive officers for individual performance, years of experience, contributions to our financial success, and creation of shareholder value. Our compensation philosophy is to provide overall compensation levels that (i) attract and retain talented executives and motivate those executives to achieve superior results, (ii) align executives' interests with our corporate strategies, our business objectives, and the long-term interests of our shareholders, and (iii) enhance executives' incentives to increase our stock price and maximize shareholder value. In addition, we strive to ensure that our compensation, particularly salary compensation, is consistent with our constant focus on controlling costs. Our primary strategy for building senior management depth has been to develop personnel from within our company to ensure that our executive team as a whole remains dedicated to our customs, practices, and culture, recognizing, however, that we may gain talent and new perspectives from external sources. Accordingly, in many instances we build our compensation elements around long-term retention and development, together with annual rewards based on specific focus areas.

Elements of Compensation

Our compensation program for senior executive officers has two major elements, fixed and incentive compensation. The total compensation for senior executive officers, including the Named Executive Officers (as defined below), consists of one or more of the following components: (i) base salary, (ii) incentive compensation, which may include a performance-based annual cash bonus, a discretionary annual cash bonus, and long-term equity incentives in the form of stock options and other stock-based awards or grants, (iii) other compensation, including specified perquisites, and (iv) employee benefits, which are generally available to all of our employees.

The Compensation Committee has the responsibility to make and approve changes in the total compensation of our executive officers, including the mix of compensation elements. In making decisions regarding an executive's total compensation, the Compensation Committee considers whether the total compensation is (i) fair and reasonable to us, (ii) internally appropriate based upon our culture, goals, initiatives, and the compensation of our other employees, and (iii) within a reasonable range of the compensation afforded by other opportunities, overall economic conditions, and our recent historical performance. The Compensation Committee also bases its decisions regarding compensation upon its assessment of factors such as the executive's leadership, integrity, individual performance, prospect for future performance, years of experience, skill set, level of commitment and responsibility required in the position, contributions to our financial results, the creation of shareholder value, and current and past compensation. In determining the mix of compensation elements, the Compensation Committee considers the effect of each element in relation to total compensation. Consistent with our need to control costs and our desire to recognize our executives' performance where such recognition is warranted, the Compensation Committee historically has attempted to keep base salaries relatively low and weight overall compensation toward incentive cash and equity-based compensation. The Compensation Committee specifically considers whether each particular element provides an appropriate incentive and reward for performance that sustains and enhances long-term shareholder value. The Compensation Committee also considers the tax consequences associated with each element of compensation, including whether the deductibility of compensation is expected to be limited under Section 162(m) of the Internal Revenue Code. In determining whether to increase or decrease an element of compensation, we rely upon the business experience of the members of the Compensation Committee, the Compensation Committee's general understanding of compensation levels at public companies, and the historical compensation levels of the executive officers, and, with respect to executives other than the CEO, we consider the recommendations of the CEO. We generally do not rely on rigid formulas (other than performance measures under our annual cash bonus program) or short-term changes in business performance when setting compensation.

The following summarizes the compensation elements we used to motivate and retain our Chief Executive Officer, Chief Financial Officer, and our three other most highly compensated executive officers, for the fiscal year ended December 31, 2008 (collectively, the "Named Executive Officers").

Base Salary

We pay base salaries at levels that reward executive officers for ongoing performance and that enable us to attract and retain highly qualified executives, but not at a level that allows the executives to achieve the overall compensation they desire. Base pay is a critical element of our compensation program because it provides our executive officers with stability. Compensation stability allows our executives to focus their attention and efforts on our business objectives, which includes creating shareholder value. In determining base salaries, we consider the executive's current salary and the executive's qualifications and experience, including, but not limited to, the executive's length of service with us, the executive's industry knowledge, and the executive's leadership, integrity, scope of responsibilities, dedication to us and our shareholders, past performance, and future potential of providing value to our shareholders. We do not formally benchmark salary or total executive compensation against the executive compensation of any other company or group of companies. From time to time, the Compensation Committee has considered the form and level of compensation disclosed by other publicly traded truckload carriers, certain other transportation companies, and companies of similar size and market capitalization in general in order to obtain a broad understanding of such companies' compensation practices. We set our base salaries at a level that allows us to pay a portion of an executive officer's total compensation in the form of incentive compensation (including annual cash bonuses and long-term incentives) and perquisites. We believe this mix of compensation helps us incentivize our executives to maximize shareholder value in the long run. We consider adjustments to base salaries annually to reflect the foregoing factors but do not apply a specific weighting to such factors.

Incentive Compensation

Performance-Based Annual Cash Bonuses

On December 21, 2005, our shareholders approved and ratified our 2005 Executive Cash Bonus Plan ("Cash Bonus Plan"). We use our Cash Bonus Plan to provide annual incentives to executive officers in a manner designed to (i) link increases in compensation to increases in our income in order to reinforce cost controls, (ii) reinforce our performance goals, and (iii) link a significant portion of our executives' compensation to the achievement of such goals. We also use the Cash Bonus Plan to preserve for our benefit a federal tax deduction for payments of incentive compensation to our executive officers. Cash bonuses are designed to reward executive officers for their contributions to our financial and operating performance and are based primarily upon our financial results and certain operating statistics that the Compensation Committee identifies each year as being important to our success.

Under the Cash Bonus Plan, the Compensation Committee is required to set, for each executive officer, one or more objective performance targets. The annual cash bonus amount awarded to each executive officer is primarily dependent upon us reaching or exceeding specified, objective performance targets. Performance targets may be based on the attainment of specified levels of one or any variation or combination of the factors listed in the Cash Bonus Plan. Corporate performance targets typically have related to profitability and growth to align cash compensation payments with our performance and the creation of shareholder value. Additionally, individual performance targets may be based on the successful implementation of corporate policies, negotiation of significant corporate transactions, development of long-term business goals or strategic plans, or the exercise of specific areas of managerial responsibility. The Compensation Committee sets the specific performance targets for each executive officer after engaging in active dialog with our CEO concerning our strategic objectives and performance and reviewing the appropriateness of the financial measures used in the Cash Bonus Plan.

The Compensation Committee also administers a discretionary cash bonus program ("Discretionary Cash Bonus Program") for achievements in leadership, innovation, initiative, and other non-objective performance indicia outside the Cash Bonus Plan. These awards are made on a discretionary basis and are unrelated to the attainment of the Cash Bonus Plan's objective performance criteria. An award under the Discretionary Cash Bonus Program may not be used to make up an award that was not earned under the Cash Bonus Plan's objective performance criteria.

Concurrently with establishing the performance targets, the Compensation Committee also establishes a maximum cash bonus award opportunity for each executive officer, typically expressed as a percentage of salary. For 2008, the maximum bonus target was 60% of salary for our CEO and ranged from 30% to 40% for our other Named Executive Officers. Our Cash Bonus Plan contains an annual maximum cash bonus limitation of $2.0 million for any participant, but the maximum award approved for any executive has never exceeded $354,000. In determining an executive officer's maximum cash bonus opportunity, the Compensation Committee considers (i) the value that achieving specific performance targets will add to our shareholders, (ii) the degree of difficulty in achieving specific performance targets, and (iii) each of the other elements comprising the executive's total compensation. When calculating the cash bonus earned by an executive officer under the Cash Bonus Plan, the Compensation Committee may, in its sole discretion, exercise negative discretion to eliminate or reduce the size of a bonus if the Compensation Committee determines such action is appropriate but may not increase a bonus above the executive's maximum cash bonus opportunity. Further, the Compensation Committee is required to certify, prior to payment of a bonus under the Cash Bonus Plan, that the executive officer achieved the respective performance targets underlying the cash bonus. Under a policy adopted by the Compensation Committee in 2008, two-thirds of a Named Executive Officer's total cash bonus opportunity will be determined under the Cash Bonus Plan and one-third is subject to discretionary awards made by the Compensation Committee under the Discretionary Cash Bonus Program, after taking into account the recommendations of the CEO (except with respect to his own bonus) and such non-objective criteria described above.

Long-Term Incentives

On December 21, 2005, our shareholders approved and ratified our Amended and Restated 2003 Stock Option Plan (as further amended by approval of our shareholders, the "2003 Stock Option Plan"). The 2003 Stock Option Plan is a broad-based equity compensation plan that we use to accomplish our compensation goals by providing our executive officers with long-term incentives. We also use the 2003 Stock Option Plan to align our executives' and shareholders' long-term interests by creating a strong, direct link between executive compensation and shareholder return.

The 2003 Stock Option Plan allows the Compensation Committee to link compensation to performance over a period of time by using equity-based awards, which often value a company's long-term prospects, requiring holding periods for equity grants, and granting awards that have multiple-year vesting schedules. Awards with multiple-year vesting schedules, such as stock options or restricted stock grants, provide balance to the other elements of our compensation program that otherwise link compensation to annual performance. Awards with multiple-year vesting schedules create incentive for executive officers to increase shareholder value over an extended period of time because the value received from such awards is based on the growth of the stock price above the grant price. Such awards also incentivize executives to remain with us over an extended period of time. Thus, we believe the 2003 Stock Option Plan is an effective way of aligning the interests of our executive officers with those of our shareholders.

Under the 2003 Stock Option Plan, the Compensation Committee may grant stock options or award restricted stock as forms of executive officer compensation. To date, the Compensation Committee has only awarded stock options to our Named Executive Officers under the 2003 Stock Option Plan because the Committee believes that stock options have historically been an effective means of incentivizing our executive officers to work toward, and rewarding them for, increasing shareholder value. Historically the Compensation Committee has preferred stock options as a method of equity compensation, rather than restricted stock, because we have over 900 participants in our stock option program and the Compensation Committee believed there was value in maintaining a consistent incentive throughout the organization. However, over the past several years the Compensation Committee has noted a trend among public companies toward some level of restricted stock grants. In addition, the Compensation Committee believes that stock appreciation rights may have advantages in some circumstances. In the future, the Compensation Committee may draw upon all available types of awards in order to have a balanced and effective incentive plan. Additional information concerning the 2003 Stock Option Plan and our intentions to issue restricted stock and stock appreciation rights is set forth below under Proposal No. 3.

The Compensation Committee considers several factors when determining the number of options to award to our executive officers, including (i) the recommendations of our CEO (excepts as to his own awards); (ii) the value of the grant in relation to other elements of total compensation; (iii) the number and type of equity grants currently held by the executive; (iv) the number and type of awards granted to the executive in prior years; and (v) the executive's position, scope of responsibility, ability to affect our profits, ability to create shareholder value, and historic and recent performance. The Compensation Committee also has approved a policy whereby the primary grant of equity awards to our Named Executive Officers will be made on the date of the Annual Meeting of Shareholders.

Other Compensation

We provide our Named Executive Officers with certain other benefits that we believe are reasonable, competitive, and consistent with our overall executive compensation program. We believe that these benefits generally allow our executives to work more efficiently. The costs of these benefits generally constitute only a small percentage of each executive's total compensation, with the exception being the air travel allowance for our CEO as described below. In setting the amount of these benefits, the Compensation Committee considers each executive's position and scope of responsibilities and all other elements comprising the executive's compensation.

Employee Benefits

Our Named Executive Officers are eligible to participate in all of our employee benefit plans, such as our 401(k) Plan and medical, dental, and group life insurance plans, in each case on the same basis as our other employees.

Compensation Paid to Our Named Executive Officers

Compensation Paid to Our Chief Executive Officer

Mr. Kevin Knight has been our CEO since 1993 and has served as Chairman of the Board since 1999. Since Mr. Knight became our CEO, we have achieved considerable growth in revenue, earnings, and market value. We have been named to *Forbes Magazine's* list of the "200 Best Small Companies in America" for fourteen consecutive years and Mr. Knight has managed our growth and development during that time. In discussions with Mr. Knight, the Compensation Committee determined that the following items were most important to motivating continued performance from Mr. Knight, as the CEO: (i) a base salary that is commensurate with his level of responsibility and commitment to us, but not so high that it would undermine our cost-control culture; (ii) a significant amount of equity compensation to align Mr. Knight's compensation with increasing shareholder value; and (iii) a travel allowance that would permit use of private aircraft at Mr. Knight's discretion to manage our expansive geographic presence without unduly affecting his availability for business or his lifestyle. Mr. Knight does not participate in the determination of his own compensation. However, effective August 1, 2008, Mr. Knight voluntarily reduced his salary by $300,000 annually from $590,000 to $290,000 based on the difficult operating environment in which we would be operating during the remainder of 2008 and his commitment to our financial performance.

For 2008, the Compensation Committee also approved a maximum performance-based cash bonus opportunity under which Mr. Kevin Knight was eligible to receive a cash bonus of up to 60% of his base salary, two-thirds of which was to be paid under the Cash Bonus Plan (the "Bonus Plan Compensation") and one-third of which was to be paid under the Discretionary Cash Bonus Program based upon the Compensation Committee's evaluation of Mr. Knight's performance (the "Discretionary Bonus Compensation"). The percentage of salary assigned to Mr. Knight's potential bonus was based on the Compensation Committee's evaluation of (i) the magnitude of Mr. Knight's ability to impact corporate performance based on his responsibilities, (ii) the composition of Mr. Knight's total compensation package, including the fact that his salary remained constant for 2007 and was set to remain constant for 2008 (however, Mr. Knight voluntarily reduced is salary in August 2008), and (iii) our long-term profitability and earnings goals. Mr. Knight's potential bonus as a percentage of his salary was greater than the other Named Executive Officer's because the Compensation Committee believed that, based upon his responsibilities, Mr. Knight had a greater ability to impact corporate performance than the other Named Executive Officers.

In connection with the maximum performance-based cash bonus opportunity described above, the Compensation Committee set performance targets related to earnings growth compared with earnings in 2007 and annual consolidated operating ratio (the "2008 Performance Targets"). One-third of the maximum bonus opportunity was tied to earnings growth and one-third was tied to achieving the target operating ratio. The 2008 Performance Target range for earnings growth was from 20% target bonus achievement at zero earnings growth to 100% bonus target achievement at 10% earnings growth. The 2008 Performance Target for operating ratio was 86.5%. However, there was an override feature such that 7.5% earnings per share growth (as opposed to earnings growth) would result in 100% achievement of the 2008 Performance Targets. Given the economic environment at the date the targets were adopted, the Compensation Committee viewed the 2008 Performance Targets as reflecting a range of performance that was achievable but uncertain, with the upper end of the range reflecting a significant accomplishment. The 2008 Performance Targets did not reflect any view of ours concerning earnings expectations for the year. The 2008 Performance Targets were recommended by Mr. Knight and approved by the Compensation Committee.

In addition to the 2008 Performance Targets and pursuant to the Discretionary Cash Bonus Program, the Compensation Committee also had the discretion to award Mr. Kevin Knight up to one-third of the cash bonus opportunity based upon, among other things, his leadership, ability to influence others, dedication, integrity, creativity, and the promotion of our business.

The Compensation Committee met in February 2009 to discuss and review the 2008 Performance Targets for Mr. Kevin Knight. The Committee reviewed the foregoing policies, our financial and operating performance, and the 2008 Performance Targets with Mr. Knight and the Chief Financial Officer. Due to the difficult economic and freight environment, the Compensation Committee determined that the 2008 Performance Targets were only partially achieved. Specifically, the Compensation Committee determined that the operating ratio target was achieved but the earnings growth target was not. Accordingly, the Compensation Committee awarded Mr. Knight $118,000 as Bonus Plan Compensation. With respect to Discretionary Bonus Compensation, Mr. Knight recommended to the Compensation Committee that his Discretionary Bonus Compensation should be nominal for 2008 based on the difficult operating conditions and sacrifices being made by others at our company. The Compensation Committee reviewed Mr. Knight's performance for the Discretionary Bonus Compensation and concluded that Mr. Knight's performance was exemplary and above expectations. However, based upon

Mr. Knight's recommendation, the Compensation Committee set Mr. Knight's Discretionary Bonus Compensation at $8,000.

On May 20, 2008, after considering the number of options granted to Mr. Kevin Knight in prior years and Mr. Knight's position, scope of responsibility, ability to affect our profits, ability to create shareholder value, and historic and recent performance, as described above, the Compensation Committee granted Mr. Knight an option to purchase 75,000 shares our Common Stock, with an exercise price equal to the fair market value of the underlying Common Stock on the date of the grant.

During 2008, we also paid a pre-determined amount for the business-related air travel of Mr. Kevin Knight, in his role as our CEO. Mr. Knight used the allowance for all of his business-related air travel, whether commercial or charter. With over 30 locations across the United States and numerous acquisitions, investor, supplier, industry, and other destinations, Mr. Knight was, and continues to be, required to travel by air frequently to carry out his responsibilities. Some of this travel involved a personal component, although we believe the personal component is immaterial compared to the business-related travel. The Compensation Committee believes that the air travel allowance was reasonable because it enhances Mr. Knight's ability to carry out his responsibilities as CEO. The Compensation Committee also desired to avoid the complications of allocating business versus personal travel expenses on trips with more than one function. Thus, Mr. Knight's entire air travel allowance was included as compensation, with any excess being payable personally by him. In May 2008, the Compensation Committee increased Mr. Knight's air travel allowance from $200,000 per year to $250,000 per year. During 2008, Mr. Knight also received a cash vehicle allowance of approximately $17,000. Both the air travel allowance and the vehicle allowance are included in the "All Other Compensation" column of the Summary Compensation Table.

In 2008, in addition to providing medical, dental, and group life insurance to Mr. Kevin Knight, we also contributed $850, which represents our maximum matching discretionary contribution per participant, to the 401(k) Plan of Mr. Knight. We report the 401(k) contribution in the "All Other Compensation" column in the Summary Compensation Table.

Compensation Paid to Our Other Named Executive Officers

For all Named Executive Officers, other than our CEO, the form and amount of compensation was recommended by the CEO. As discussed above, the Compensation Committee relied on the business experience of its members, the historical compensation levels of the Named Executive Officers, and its general understanding of compensation levels at public companies to determine that the CEO's recommendations with respect to the compensation levels and forms were appropriate for 2008. The form of compensation was consistent with past years, with compensation consisting primarily of salary, cash bonus based on the achievement of certain financial and operating goals established through consultation with the Compensation Committee during the first quarter of the year, cash bonus based on certain subjective criteria, and equity compensation in the form of stock options. For each of the Named Executive Officers, the Compensation Committee considered, among other things, our financial and operating results during 2007 and 2008, the duties and responsibilities of each executive, and the length of time each executive has been with us as further described in each executive's biography found herein.

In May 2008, after reviewing our financial performance for the fiscal year ended December 31, 2007, considering our compensation philosophy and the guidelines described above, recognizing the difficult economic environment that the Compensation Committee believed we would be operating in throughout 2008, and receiving the recommendation of the CEO, the Compensation Committee determined not to increase the base salaries of our Named Executive Officers, other than approving a $25,000 increase to Mr. Jackson's annual salary to $180,000 annually. The Compensation Committee approved the salary increase for Mr. Jackson based on the Compensation Committee's determination that his salary was low compared to similarly situated executives and in recognition of the time commitment and responsibilities attendant to the position of Chief Financial Officer. The Compensation Committee also believed that the relatively large percentage increase to Mr. Jackson's salary was justified by a low salary in prior years.

Effective August 1, 2008, Messrs. Keith Knight and Gary Knight voluntarily reduced their salaries by $100,000 annually from $350,000 to $250,000 and $227,500 to $127,500, respectively, and Mr. Comen voluntarily reduced his salary by $25,000 annually from $265,000 to $240,000. The voluntary salary reductions by these Named Executive Officers were based on the difficult operating environment in which we would be operating during the remainder of 2008 and their commitment to our financial performance.

For 2008, the Compensation Committee also approved a maximum performance-based cash bonus opportunity under which each of Messrs. Jackson, Gary Knight, and Comen was eligible to receive a cash bonus of up to 30% of his base salary and Mr. Keith Knight was eligible to receive a cash bonus of up to 40% of his base salary. Two-thirds of each Named Executive Officer's cash bonus was to be paid under the Cash Bonus Plan (the

"Bonus Plan Compensation") and one-third of each Named Executive Officer's cash bonus was to be paid under the Discretionary Cash Bonus Program based upon the Compensation Committee's evaluation of each Named Executive Officer's performance (the "Discretionary Bonus Compensation"). The percentage of salary assigned to each Named Executive Officer was based on the CEO's recommendation and the Compensation Committee's evaluation of (i) the magnitude of each Named Executive Officer's ability to impact corporate performance based on the Named Executive Officer's responsibilities at the time, (ii) the composition of the respective Named Executive Officer's total compensation package, and (iii) our long-term profitability and earnings goals. Except for Mr. Keith Knight's cash bonus opportunity, the cash bonus opportunity (as a percentage of base salary) for each Named Executive Officer did not change from 2007 compared to 2008. The Compensation Committee increased Mr. Keith Knight's cash bonus opportunity from 30% to 40% of his base salary for 2008 compared to 2007 in light of Mr. Keith Knight's expanding responsibilities as our Chief Operating Officer and his increasing ability to affect our performance.

In connection with the maximum performance-based cash bonus opportunities described above, the Compensation Committee set performance targets related to earnings growth compared with earnings in 2007 and annual consolidated operating ratio. One-third of the maximum bonus opportunity was tied to earnings growth and one-third was tied to achieving the target operating ratio. The 2008 Performance Target range for earnings growth was from 20% target bonus achievement at zero earnings growth to 100% bonus target achievement at 10% earnings growth. The 2008 Performance Target for operating ratio was 86.5%. However, there was an override feature such that 7.5% earnings per share growth (as opposed to earnings growth) would result in 100% achievement of the 2008 Performance Targets. Given the economic environment at the date the targets were adopted, the Compensation Committee viewed the 2008 Performance Targets as reflecting a range of performance that was achievable but uncertain, with the upper end of the range reflecting a significant accomplishment. The 2008 Performance Targets did not reflect any view of ours concerning earnings expectations for the year. The 2008 Performance Targets were recommended by the CEO and approved by the Compensation Committee.

In addition to the 2008 Performance Targets and pursuant to the Discretionary Cash Bonus Program, the Compensation Committee also had the discretion to award each Named Executive Officer, after taking into account the CEO's recommendations, up to one-third of the cash bonus opportunity based upon, among other things, the executive's leadership, ability to influence others, dedication, integrity, creativity, and the promotion of our business.

The Compensation Committee met in February 2009 to discuss and review the 2008 Performance Targets for the Named Executive Officers. The Compensation Committee reviewed the foregoing policies, our financial and operating performance, and the 2008 Performance Targets with the CEO. Due to the difficult economic and freight environment, the Compensation Committee determined the 2008 Performance Targets were only partially achieved. Specifically, the Compensation Committee determined that the operating ratio target was achieved but the earnings growth target was not. Accordingly, the Compensation Committee awarded Messrs. Keith Knight, Gary Knight, Jackson, and Comen $46,550, $22,750, $18,000, $26,500, respectively, as Bonus Plan Compensation. Based upon each Named Executive Officer's (other than the CEO's) performance and ongoing commitment to our company, the CEO recommended that the Named Executive Officers (other than the CEO) receive the full Discretionary Bonus Compensation. Accordingly, the Compensation Committee also awarded an amount equal to the Bonus Plan Compensation for each of them in Discretionary Bonus Compensation, based upon the Compensation Committee's consideration of our overall financial performance in the context of an extremely difficult operating environment and the CEO's recommendation.

Additionally, and at the recommendation of the CEO, in March 2008 the Compensation Committee made a special discretionary cash bonus of $9,700 and $2,750 and a special option grant of 9,304 shares and 10,000 shares to Messrs. Jackson and Comen, respectively. The bonuses and options were given in recognition of the services Messrs. Jackson and Comen provided during the first quarter of 2008 and were paid outside of our Cash Bonus Plan. Particularly, the bonuses and options were meant to recognize Messrs. Jackson and Comen for the contributions each of them made during the first quarter of 2008 in helping us respond to the recession in the freight market.

In May 2008, after considering the number of options granted to each of the Named Executive Officers, other than the CEO, in prior years and each executive's position, scope of responsibility, ability to affect our profits, ability to create shareholder value, and historic and recent performance, the Compensation Committee granted (i) Mr. Jackson an option to purchase 20,000 shares our Common Stock, (ii) Mr. Keith Knight an option to purchase 40,000 shares our Common Stock, (iii) Mr. Gary Knight an option to purchase 15,000 shares our Common Stock, and (iv) Mr. Comen an option to purchase 15,000 shares our Common Stock. Each of the foregoing option grants has an exercise price equal to the fair market value of the underlying Common Stock on the date of the grant. Mr. Keith Knight's relatively higher stock option grant was in recognition of his role as our Chief Operating Officer and the responsibilities attendant with that position and as an additional incentive for him to use his position to seek opportunities to create shareholder value.

Except for as described above with respect to the CEO, we did not pay for the personal air travel of any of our other executive officers, including our other Named Executive Officers. However, similar to our CEO, our other Named Executive Officers receive a vehicle allowance. In 2008, in addition to providing medical, dental, and group life insurance to our Named Executive Officers, we also contributed $850, which represents our maximum matching discretionary contribution per participant, to the 401(k) Plan of each Named Executive Officer. We report the vehicle allowance and the 401(k) contribution in the "All Other Compensation" column in the Summary Compensation Table.

Compensation Decisions with Respect to 2009

In January 2009, Mr. Kevin Knight voluntarily reduced his annual air travel allowance by $100,000, from $250,000 to $150,000 in recognition of the difficult operating conditions we were facing. Further, as of the date hereof Messrs. Kevin Knight, Keith Knight, Gary Knight, and Comen have continued their voluntary salary reductions which became effective in 2008.

For 2009, the Compensation Committee also approved maximum performance-based cash bonus opportunities under which (i) Mr. Kevin Knight is eligible to receive a cash bonus of up to 60% of his base salary; (ii) Mr. Keith Knight is eligible to receive a cash bonus of up to 40% of his base salary; and (iii) each of Messrs. Gary Knight, Jackson, and Comen is eligible to receive a cash bonus of up to 30% of his base salary. As in 2007 and 2008, the percentage of salary assigned to each Named Executive Officer is based on the Compensation Committee's evaluation of (i) the magnitude of each Named Executive Officer's ability to impact corporate performance based on the Named Executive Officer's responsibilities at the time, (ii) the composition of the respective Named Executive Officer's total compensation package, and (iii) our long term profitability and earnings goals. As in 2008, two-thirds of each Named Executive Officer's cash bonus will be paid under the Cash Bonus Plan and one-third will be paid under the Discretionary Cash Bonus Program based upon the CEO's recommendations and upon, among other things, the executive's leadership, ability to influence others, dedication, integrity, creativity, and the promotion of our business.

In connection with the maximum performance-based cash bonus opportunities described above, the Compensation Committee set performance targets related to the change in earnings compared with earnings in 2008 and annual consolidated operating ratio (the "2009 Performance Targets"). One-third of the maximum bonus opportunity is tied to the change in earnings and one-third is tied to achieving the target operating ratio. The 2009 Performance Target range for earnings is from 20% target bonus achievement at a negative 7.5% change in earnings to 100% bonus target achievement at 2.5% earnings growth. The 2009 Performance Target for consolidated operating ratio is 87.0%. However, there is an override feature such that achievement of earnings per share growth for 2009 in excess of earnings per share for 2008 (as opposed to earnings growth) will result in 100% achievement of the 2009 Performance Targets. Given the economic and freight environment at the date the targets were adopted, the Compensation Committee viewed the 2009 Performance Targets as reflecting a range of performance that is achievable but uncertain, with the upper end of the range reflecting a significant accomplishment. The 2009 Performance Targets do not reflect any view of ours concerning earnings expectations for the year. The 2009 Performance Targets were recommended by the CEO and approved by the Compensation Committee.

Employment Agreements

We currently do not have any employment contracts, severance agreements, change-of-control agreements, or other arrangements with our executive officers, including our Named Executive Officers, that provide for payment or benefits to any executive officer at, following, or in connection with a change in control, a change in an executive officer's responsibilities, or an executive officer's termination of employment, including resignation, severance, retirement, or constructive termination.

Summary Compensation Table

The following table sets forth information concerning the total compensation for fiscal year 2008 awarded to, earned by, or paid to those persons who were, at December 31, 2008, (i) our Chief Executive Officer, (ii) our Chief Financial Officer, and (iii) our three other most highly compensated executive officers with total compensation exceeding $100,000 for the fiscal year ended December 31, 2008 (collectively, the "Named Executive Officers").

Name and Principal Position	Year	Salary(1) ($)	Bonus ($)	Options Awards(2) ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation(3) ($)	Total ($)
Kevin P. Knight, Chairman and Chief Executive Officer	2008	463,077	8,000	392,385	118,000	246,175	1,227,637
	2007	590,000	-	286,247	45,000	218,840	1,140,087
	2006	568,462	-	210,482	354,000	196,833	1,329,777
David A. Jackson, Chief Financial Officer	2008	169,135	27,700	110,952	18,000	850	326,637
	2007	145,221	-	90,006	10,292	850	246,369
	2006	118,500	-	68,393	39,750	850	227,493
Keith T. Knight, Chief Operating Officer	2008	299,000	46,550	209,995	46,550	16,035	618,130
	2007	327,827	-	160,421	21,912	16,450	526,610
	2006	328,961	-	124,690	97,500	850	552,001
Gary Knight, Vice Chairman(4)	2008	185,192	22,750	130,055	22,750	13,010	373,757
	2007	227,500	-	112,961	15,106	13,210	368,777
	2006	-	-	-	-	-	-
Casey Comen, Vice President of Sales	2008	252,250	29,250	307,095	26,500	12,744	627,839
	2007	260,000	-	201,212	17,264	12,934	491,410
	2006	255,692	-	94,341	78,000	12,934	440,967

(1) Effective August 1, 2008, Messrs. Kevin Knight, Keith Knight, Gary Knight, and Comen voluntarily reduced their salaries by $300,000, $100,000, $100,000, and $25,000, respectively.

(2) This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2008, 2007, and 2006 fiscal years for the fair value of stock options granted in those years, as well as prior fiscal years, in accordance with SFAS 123R. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For additional information on the valuation assumptions with respect to the 2008 grants, refer to note 8 of our financial statements as provided in the Form 10-K for the year-ended December 31, 2008, as filed with the SEC. For information on the valuation assumptions with respect to grants made prior to 2008, refer to the notes of our financial statements as provided in the Form 10-K for the respective year-end. These amounts reflect our accounting expense for these awards and do not correspond to the actual value that will be recognized by the Named Executive Officers.

(3) See the All Other Compensation Table for additional information.

(4) Mr. Gary Knight was not a Named Executive Officer during 2006.

All Other Compensation Table

The following table describes, for 2008, each component of the "All Other Compensation" column in the Summary Compensation Table.

Name	Year	Perquisites and Other Personal Benefits[(1)] ($)	Contributions to Retirement and 401(k) Plans ($)	Total ($)
Kevin P. Knight	2008	245,325	850	246,175
David A. Jackson	2008	-	850	850
Keith T. Knight	2008	15,185	850	16,035
Gary Knight	2008	12,160	850	13,010
Casey Comen	2008	11,894	850	12,744

(1) This column represents the total amount of perquisites and other personal benefits provided to the Named Executive Officer, if the aggregate of such benefits were equal to or exceeded $10,000. For Mr. Kevin Knight, $228,269 of this amount represents a cash air travel allowance and the remainder represents a cash vehicle allowance. For each of the other Named Executive Officers, this amount includes compensation for a cash vehicle allowance.

Narrative to Summary Compensation Table

See "Executive Compensation – Compensation Discussion and Analysis" for a complete description of our compensation plans pursuant to which the amounts listed under the Summary Compensation Table were paid or awarded and the criteria for such award or payment.

Grants of Plan-Based Awards

The following table sets forth information concerning each grant of an award made to our Named Executive Officers during 2008.

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards(4) ($/Sh)	Grant Date Fair Value of Stock and Option Awards(5) ($)
Kevin P. Knight	05/22/2008	75,000(1)	17.29	464,250
David A. Jackson	02/29/2008 05/22/2008	9,304(2) 20,000(1)	14.79 17.29	48,195 123,800
Keith T. Knight	05/22/2008	40,000(1)	17.29	247,600
Gary Knight	05/22/2008	15,000(1)	17.29	92,850
Casey Comen	02/29/2008 05/22/2008	10,000(2) 15,000(3)	14.79 17.29	51,800 92,850

(1) 20% of these options vested on December 31, 2008, with the remaining options vesting 5% per calendar quarter thereafter and becoming fully vested on December 31, 2012.

(2) 20% of these options will vest on February 28, 2011, with the remaining options vesting 20% per calendar year thereafter and becoming fully vested on February 28, 2015.

(3) These options vested in full on March 1, 2009.

(4) This column represents the exercise price for the stock options granted, which was the closing price of our stock on the grant date.

(5) This column represents the grant date fair value of the stock options under SFAS 123R granted to the Named Executive Officers in 2008. The fair value was calculated using the Black Scholes value of approximately $5.18 for options granted on February 29, 2008, and $6.19 for options granted on May 22, 2008. The fair value of the option awards are accounted for in accordance with SFAS 123R. For additional information on the valuation assumptions, refer to note 8 of our financial statements in the Form 10-K for the year-ended December 31, 2008, as filed with the SEC. These amounts reflect our accounting expense to be recognized over the vesting period of the options awarded, and do not correspond to the actual value that will be recognized by the Named Executive Officers.

Narrative to Grants of Plan-Based Awards

See "Executive Compensation – Compensation Discussion and Analysis" for a complete description of (i) the performance targets related to payment of annual incentives, and (ii) the options that we awarded during the year.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning all stock option grants held by our Named Executive Officers as of December 31, 2008. All outstanding equity awards are in shares of our Common Stock.

	Option Awards				
Name	Option Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable[(1)]	Option Exercise Price ($)	Option Expiration Date
Kevin P. Knight	08/06/2004	67,500	-	12.57	08/05/2014
	08/19/2005	750,000	-	15.68	08/18/2015
	05/24/2006	45,000	30,000	18.44	05/23/2016
	05/24/2007	18,000	27,000	18.23	05/23/2017
	05/22/2008	15,000	60,000	17.29	05/21/2018
David A. Jackson	03/01/2001	5,063	-	4.40	02/28/2011
	09/18/2001	3,375	-	4.89	09/17/2011
	06/05/2002	3,375	-	8.44	06/04/2012
	08/07/2003	2,363	1,575	11.44	08/06/2013
	08/06/2004	7,500	-	12.57	08/05/2014
	05/16/2005	12,000	3,000	15.53	05/15/2015
	05/24/2006	9,000	6,000	18.44	05/23/2016
	05/24/2007	5,000	7,500	18.23	05/23/2017
	02/29/2008	-	9,304	14.79	02/27/2018
	05/22/2008	4,000	16,000	17.29	05/21/2018
Keith T. Knight	08/06/2004	22,500	-	12.57	08/05/2014
	08/19/2005	24,000	6,000	15.68	08/18/2015
	05/24/2006	18,000	12,000	18.44	05/23/2016
	05/24/2007	8,000	12,000	18.23	05/23/2017
	05/22/2008	8,000	32,000	17.29	05/21/2018
Gary Knight	08/06/2004	22,500	-	12.57	08/05/2014
	08/19/2005	18,000	4,500	15.68	08/18/2015
	05/24/2006	9,000	6,000	18.44	05/23/2016
	05/24/2007	5,000	7,500	18.23	05/23/2017
	05/22/2008	3,000	12,000	17.29	05/21/2018
Casey Comen	03/01/2004	37,500	18,750	11.03	02/28/2014
	03/01/2005	11,250	3,750	18.09	02/28/2015
	05/16/2005	1,500	6,000	15.53	05/15/2015
	05/24/2006	6,666	3,334	18.44	05/23/2016
	05/24/2007	6,250	6,250	18.23	05/23/2017
	02/29/2008	-	10,000	14.79	02/27/2018
	05/22/2008	-	15,000	17.29	05/21/2018

(1) See the Vesting Schedule Table below for the vesting date of options held at fiscal year end by the Named Executive Officers.

Vesting Schedule Table

The following table describes the vesting schedule as of December 31, 2008, for each unexercisable option listed in the Outstanding Equity Awards at Fiscal Year-End Table.

Name	Option Grant Date	Option Awards Vesting Schedule
Kevin P. Knight	05/24/2006	20% vested December 31, 2006, and 5% vests at the end of each calendar quarter beginning March 2007.
	05/24/2007	20% vested December 31, 2007, and 5% vests at the end of each calendar quarter beginning March 2008.
	05/22/2008	20% vested December 31, 2008, and 5% vests at the end of each calendar quarter beginning March 2009.
David A. Jackson	08/07/2003	20% vests each year beginning August 7, 2006.
	05/16/2005	20% vested December 31, 2005, and 5% vests at the end of each calendar quarter beginning March 2006.
	05/24/2006	20% vested December 31, 2006, and 5% vests at the end of each calendar quarter beginning March 2007.
	05/24/2007	20% vested December 31, 2007, and 5% vests at the end of each calendar quarter beginning March 2008.
	02/29/2008	20% vests each year beginning February 28, 2011.
	05/22/2008	20% vested December 31, 2008, and 5% vests at the end of each calendar quarter beginning March 2009.
Keith T. Knight	08/19/2005	20% vested December 31, 2005, and 5% vests at the end of each calendar quarter beginning March 2006.
	05/24/2006	20% vested December 31, 2006, and 5% vests at the end of each calendar quarter beginning March 2007.
	05/24/2007	20% vested December 31, 2007, and 5% vests at the end of each calendar quarter beginning March 2008.
	05/22/2008	20% vested December 31, 2008, and 5% vests at the end of each calendar quarter beginning March 2009.
Gary Knight	08/19/2005	20% vested December 31, 2005, and 5% vests at the end of each calendar quarter beginning March 2006.
	05/24/2006	20% vested December 31, 2006, and 5% vests at the end of each calendar quarter beginning March 2007.
	05/24/2007	20% vested December 31, 2007, and 5% vests at the end of each calendar quarter beginning March 2008.
	05/22/2008	20% vested December 31, 2008, and 5% vests at the end of each calendar quarter beginning March 2009.
Casey Comen	03/01/2004	33% vests each year beginning March 1, 2007.
	03/01/2005	25% vests each year beginning March 1, 2006.
	05/16/2005	20% vests each year beginning May 16, 2008.
	05/24/2006	33% vests each year beginning March 1, 2007.
	05/24/2007	50% vests each year beginning March 1, 2008.
	02/29/2008	20% vests each year beginning February 28, 2011.
	05/22/2008	100% vests on March 1, 2009.

Director Compensation

The following table sets forth information concerning the compensation of our non-employee directors for fiscal 2008.

Name	Fees Earned or Paid in Cash[(1)] ($)	Stock Awards[(2)] ($)	Total ($)
Donald A. Bliss	25,000	22,494	47,494
Michael Garnreiter	27,500	22,494	49,994
Randy Knight	22,500	22,494	44,994
Richard J. Lehmann	22,500	22,494	44,994
G.D. Madden	22,500	22,494	44,994
Kathryn L. Munro	25,500	22,494	47,994

(1) This column represents the amount of cash compensation paid in 2008 for Board and committee service.

(2) This column represents the expense recognized for financial statement reporting purposes with respect to the 2008 fiscal year for the fair value of stock awards granted to each non-employee director in 2008, in accordance with SFAS 123R. On May 22, 2008, each non-employee director received 1,301 shares of our Common Stock, determined by dividing the current year's director compensation subject to payment in Common Stock, by the closing market price of our Common Stock on the date of grant, or $17.29 per share. The shares awarded on May 22, 2008 are subject to certain holding and other restrictions.

Narrative to Director Compensation

The Board of Directors, upon the recommendation of our Compensation Committee, establishes the form and amount of compensation paid to our directors who are not 10% shareholders or our officers or employees ("Outside Directors"). In 2008, our Outside Directors received annual compensation of $45,000 payable 50% in cash and 50% in Common Stock. The number of shares issued on May 22, 2008, was determined by dividing the amount of the compensation subject to payment in Common Stock by the closing market price of our Common Stock on the date of the grant. The Common Stock was issued as stock grants under the Independent Director provision of our 2003 Stock Option Plan, which reserved 200,000 shares of our Common Stock for compensatory stock grants to Outside Directors, subject to certain adjustments.

The Common Stock issued is also subject to certain holding and other restrictions, including a requirement that each Outside Director must hold all Common Stock granted as compensation until such director holds a minimum of $100,000 in Common Stock.

No fees were paid for attendance at meetings during 2008; however, in addition to the $45,000 payable to the Outside Directors, the Chair of the Audit Committee received an annual fee of $5,000, the Chair of the Compensation Committee received an annual fee of $3,000, and the Chair of the Nominating and Corporate Governance Committee received an annual fee of $2,500.

Directors who are our employees or 10% shareholders do not receive compensation for Board or committee service. During 2008, we did, however, reimburse all directors for travel and other related expenses.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of February 28, 2009, the number and percentage of outstanding shares of our Common Stock beneficially owned by each person known by us to beneficially own more than 5% of such stock, by each Named Executive Officer and our directors, and by all of our directors and executive officers as a group. Share numbers and other information for FMR LLC and Ruane, Cunniff & Goldfarb Inc. included in the following table and notes are as of February 17, 2009, and based solely upon Schedules 13G/A filed with the SEC by such date. We had outstanding 83,393,378 shares of Common Stock as of February 28, 2009.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership(2)	Percent of Class(2) (%)
Kevin P. Knight(3)	6,775,985	8.0
Gary J. Knight(4)	6,311,086	7.6
Keith T. Knight(5)	6,272,096	7.5
Randy Knight(6)	6,261,090	7.5
Donald A. Bliss(7)	17,040	*
G.D. Madden(8)	45,450	*
Michael Garnreiter(9)	12,241	*
Kathryn L. Munro(10)	10,622	*
Richard J. Lehmann(11)	6,748	*
David A. Jackson(12)	54,800	*
Casey Comen(13)	110,250	*
FMR LLC(14)	4,682,139	5.6
Ruane, Cunniff & Goldfarb Inc.(15)	4,994,281	6.0
All directors and executive officers as a group (11 persons)	25,877,408	30.9

* Represents less than 1.0% of the outstanding Common Stock.

(1) The address of each Named Executive Officer and director is 5601 West Buckeye Road, Phoenix, AZ 85043. The address of The address for FMR LLC is 82 Devonshire St., Boston, MA 02109. The address for Ruane, Cunniff & Goldfarb Inc. is 767 Fifth Ave., New York, NY 10153.

(2) In accordance with applicable rules under the Exchange Act, the number of shares indicated as beneficially owned by a person includes shares of Common Stock and underlying options that are currently exercisable or will be exercisable within 60 days from February 28, 2009. Shares of Common Stock underlying stock options that are currently exercisable or will be exercisable within 60 days from February 28, 2009, are deemed to be outstanding for purposes of computing the percentage ownership of the person holding such options and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(3) Includes: (a) 5,854,743 shares beneficially owned by Kevin P. Knight over which he and his wife, Sydney Knight, exercise sole voting and investment power pursuant to a revocable living trust; (b) 12,012 shares held by the Kevin P. Knight and Sydney B. Knight Family Foundation over which Kevin P. Knight and his wife, Sydney Knight, as officers of the Foundation, exercise sole voting and investment power on behalf of the Foundation; (c) 3,979 shares owned by a minor child who shares the same household; and (d) 905,251 shares covered by stock options granted to Kevin P. Knight that are currently exercisable or that will become exercisable within 60 days. Kevin P. Knight has pledged as security approximately 1,554,000 of the shares that he beneficially owns.

(4) Includes: (a) 6,250,336 shares beneficially owned by Gary J. Knight over which he exercises sole voting and investment power as a trustee under a revocable trust agreement; and (b) 60,750 shares covered by a stock option granted to Gary J. Knight that is currently exercisable or that will become exercisable within 60 days. Gary J. Knight has pledged as security approximately 1,697,115 of the shares that he beneficially owns.

(5) Includes: (a) 6,181,081 shares beneficially owned by Keith T. Knight over which he and his wife, Fawna Knight, exercise sole voting and investment power as trustees under a revocable trust agreement; (b) 1,119 shares beneficially owned by Keith T. Knight; (c) 1,119 shares beneficially owned by Fawna Knight; (d) 2,277 shares owned by minor children who share the same household; and (e) 86,500 shares covered by a stock option granted to Keith T. Knight that is currently exercisable or that will become exercisable within 60 days. Keith T. Knight has pledged as security approximately 2,657,830 of the shares that he beneficially owns.

(6) Includes: (a) 4,596,267 shares beneficially owned by Randy Knight over which he exercises sole voting and investment power as a trustee under a revocable trust agreement; (b) 1,662,323 shares held by a limited liability company for which Mr. Knight acts as manager and whose members include Mr. Knight and trusts

for the benefit of his four children; and (c) 2,500 covered by stock options granted to Mr. Randy Knight that are currently exercisable or that will become exercisable within 60 days. Randy Knight has pledged as security approximately 6,258,590 of the shares that he beneficially owns.

(7) Includes: (a) 14,540 shares beneficially owned by Donald A. Bliss over which he exercises sole voting and investment powers under a revocable trust agreement; and (b) 2,500 shares covered by stock options granted to Mr. Bliss that are currently exercisable or that will become exercisable within 60 days.

(8) Includes: (a) 41,425 shares held directly by G.D. Madden; (b) 400 shares not held directly by G.D. Madden, but for which he exercises voting control (these shares were purchased and reported by G.D. Madden in 2008 for four grandchildren (100 shares each), none of whom live with G.D. Madden); and (c) 3,625shares covered by stock options granted to Mr. Madden that are currently exercisable or that will become exercisable within 60 days.

(9) Includes: (a) 2,991 shares held directly by Michael Garnreiter; and (b) 9,250 shares covered by stock options granted to Mr. Garnreiter that are currently exercisable or that will become exercisable within 60 days.

(10) Includes: (a) 4,372 shares held directly by Kathryn L. Munro; and (b) 6,250 shares covered by stock options granted to Ms. Munro that are currently exercisable or that will become exercisable within 60 days.

(11) Includes: (a) 3,248 shares held directly by Richard J. Lehmann; and (b) 3,500 shares covered by stock options granted to Mr. Lehmann that are currently exercisable or that will become exercisable within 60 days.

(12) Includes: 54,800 shares covered by stock options granted to David A. Jackson that are currently exercisable or that will become exercisable within 60 days.

(13) Includes: 110,250 shares covered by stock options granted to Casey Comen that are currently exercisable or that will become exercisable within 60 days.

(14) FMR has sole voting power over 1,313,260 shares and sole dispositive power of 4,682,139 shares. It has shared voting power and shared dispositive power over no shares.

(15) Ruane, Cunniff & Goldfarb Inc. has sole voting power over 3,838,922 shares and sole dispositive power over 4,994,281 shares. It has shared voting power and shared dispositive power over no shares.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our Audit Committee has established policies and procedures relating to the review and approval or ratification of any transaction, or any proposed transaction, in which we were or are to be a participant and the amount involved exceeds $120,000, and in which any "related person" (as that term is defined in Instruction 1 to Item 404(a) of Regulation S-K) had or will have a direct or indirect material interest, referred to as an "interested transaction." Upon review of the material facts of all interested transactions, the Audit Committee will either approve, ratify, or disapprove the interested transactions, subject to certain exceptions, by taking into account, among other factors it deems appropriate, whether the terms are arm's length and the extent of the related person's interest in the transaction. No director may participate in any discussion or approval of an interested transaction for which he or she, or his or her relative, is a related party. If an interested transaction will be ongoing, the Audit Committee may establish guidelines for our management to follow in its ongoing dealings with the related party and then at least annually must review and assess ongoing relationships with the related party. During 2008, the following interested transactions were subject to such review and approval or ratification:

The Knight family has been involved in the transportation business for a number of years, and family members of Kevin Knight, Gary Knight, Keith Knight, and Randy Knight have been employed by us since our inception. The Knight family members are employed on the same terms and conditions as non-related employees. During 2008, we employed two individuals who were compensated in excess of $120,000 and are considered related persons under Item 404(a) of Regulation S-K. The aggregate total compensation paid to these two individuals in 2008 was $ 339,869. Based on the fact that these two individuals are employed on the same terms and conditions as non-related employees, the Audit Committee ratified these transactions. We also employed eight other related persons during 2008, none of whom received compensation in excess of $120,000.

See "Corporate Governance – The Board of Directors and Its Committees – Committees of the Board of Directors – The Compensation Committee – Compensation Committee Interlocks and Insider Participation" for a description of transactions between us and members of our Compensation Committee or their affiliates.

PROPOSAL NO. 2 – APPROVAL AND RATIFICATION OF KNIGHT TRANSPORTATION, INC. EMPLOYEE STOCK PURCHASE PLAN

Introduction

At the Annual Meeting, our shareholders are being asked to approve the Knight Transportation, Inc. Employee Stock Purchase Plan (the "Employee Stock Purchase Plan"), which was adopted by our Board of

Directors on February 11, 2009, subject to shareholder approval. If approved by our shareholders, the Employee Stock Purchase Plan will become effective as determined by the Compensation Committee. The Employee Stock Purchase Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code of 1986, as amended (the "Code"). We intend to use the Employee Stock Purchase Plan to retain the services of our current and new employees and to provide incentives for our employees to exert maximum effort for the success of our company by giving our employees the opportunity to purchase our Common Stock.

Description of the Employee Stock Purchase Plan

A summary of the Employee Stock Purchase Plan appears below. The summary is qualified in its entirety by reference to the text of the Employee Stock Purchase Plan, a copy of which is included as Appendix A to this Proxy Statement. You are urged to read the actual text of the Employee Stock Purchase Plan in its entirety.

Administration. The Employee Stock Purchase Plan is administered by the Compensation Committee. As plan administrator, the Compensation Committee has full authority to adopt such rules and procedures as it may deem necessary for the proper administration and interpretation of the Employee Stock Purchase Plan.

Share Reserve. There will be 1,000,000 shares of our Common Stock, as automatically adjusted to reflect changes in the capitalization of our company, authorized to be sold under the Employee Stock Purchase Plan.

Offering Periods. The Compensation Committee may grant rights to purchase shares of our Common Stock to eligible employees on February 1 of every calendar year (beginning with calendar year 2009) and such rights shall expire on each subsequent January 31 (an "Offering Period"). There shall be two six-month purchase periods during each Offering Period, which shall commence on February 1 and August 1 of each year and end on July 31 and January 31, respectively. On the last day of each relevant Offering Period (or if such date is not a business day, the first business day preceding such date), each participant's accumulated payroll deduction will be applied to the purchase of whole shares of our Common Stock, up to the maximum number of shares of Common Stock permitted pursuant to the terms of the Employee Stock Purchase Plan.

Eligibility. Any individual who customarily works for at least twenty hours per week for at least five months per calendar year in our employ is eligible to participate in one or more Offering Periods. An eligible employee may only join an Offering Period on the start date of the relevant Offering Period. As of December 31, 2008, approximately 4,700 employees were eligible to participate in the Employee Stock Purchase Plan.

Purchase Provisions. Each eligible participant may authorize periodic payroll deductions in a multiple of whole percentages between one percent and ten percent of such participant's earnings. A participant may not increase his or her rate of payroll deduction for an Offering Period after the start of the relevant Offering Period, but he or she may decrease the rate once per Offering Period.

Purchase Price. The purchase price of Common Stock acquired pursuant to rights granted under the Employee Stock Purchase Plan shall be determined by the Compensation Committee, provided that the purchase price shall not be less than the lesser of: (a) an amount equal to eighty-five percent (85%) of the fair market value of the Common Stock on the offering date rounded up to the nearest cent per share; or (b) an amount equal to eighty-five percent (85%) of the fair market value of the Common Stock on the purchase date rounded up to the nearest cent per share.

Valuation. The fair market value per share of Common Stock on any relevant date will be the closing selling price per share on such date on the New York Stock Exchange.

Special Limitations. The Employee Stock Purchase Plan imposes certain limitations upon a participant's rights to acquire Common Stock, including the following limitations:

- No purchase right may be granted to any individual who owns stock (including stock purchasable under any outstanding options or purchase rights) possessing five percent or more of the total combined voting power or value of all classes of our stock or any of our affiliates.
- No purchase right granted to a participant may permit such individual to purchase Common Stock at a rate greater than $25,000 worth of such Common Stock (valued at the time such purchase right is granted) for any calendar year.
- No participant may purchase more than 2,500 shares of Common Stock on any one purchase date.

- The maximum number of shares of Common Stock in the aggregate that all participants purchase on any one purchase date may not exceed (a) 200,000 shares of Common Stock, less any shares of Common Stock previously purchased on any purchase date during the offering or (b) the number of shares of Common Stock remaining available for purchase under the Employee Stock Purchase Plan.

Termination of Purchase Rights. A participant's purchase right will immediately terminate upon such participant's loss of eligible employee status, and his or her accumulated payroll deductions for the Offering Period in which the purchase right terminates shall be promptly refunded. A participant may not withdraw funds deposited during an Offering Period. However, at any time during a purchase period a participant may terminate his or her payroll deductions under the Employee Stock Purchase Plan.

Use of Proceeds. Proceeds from the sale of Common Stock pursuant to the rights granted under the Employee Stock Purchase Plan will constitute general funds of our company and may be applied for general corporate purposes.

Shareholder Rights. No participant will have any shareholder rights with respect to the shares of Common Stock covered by his or her purchase right until the shares are actually purchased on the participant's behalf and such purchase is recorded in our stock books.

Assignability. Purchase rights will be exercisable only by the participant and will not be assignable or transferable.

Designation of Beneficiary. A participant may designate the person or persons who are to receive shares of Common Stock, if any, from the participant's account under the Employee Stock Purchase Plan in the event of such participant's death subsequent to the end of an offering but prior to delivery to the participant of such shares of Common Stock.

Adjustments Upon Changes in Capitalization. The aggregate number of shares of Common Stock which may be issued pursuant to rights granted under any offering under the Employee Stock Purchase Plan shall be automatically adjusted, without further action by the Board or our shareholders, to reflect changes in the capitalization of our company, such as stock dividends, stock splits, reverse stock splits, subdivisions, exchange of shares, liquidating dividends, reorganizations or reclassifications, or any similar recapitalization that affects or modifies the number of shares of Common Stock issued and outstanding at any time. In the event of: (i) a dissolution or liquidation of our company; (ii) a merger or consolidation in which our company is not the surviving corporation; (iii) a reverse merger in which our company is the surviving corporation but the shares of our Common Stock outstanding immediately preceding the merger are converted by virtue of the merger into other property, whether in the form of securities, cash, or otherwise; or (iv) any other capital reorganization in which more than fifty percent (50%) of our shares entitled to vote are exchanged, then, as determined by the Compensation Committee in its sole discretion, (A) any surviving corporation may assume outstanding rights or substitute similar rights for those under the Employee Stock Purchase Plan, (B) such rights may continue in full force and effect, or (C) participants' accumulated payroll deductions may be used to purchase Common Stock immediately prior to the transaction described above and the participants' rights under the ongoing offering will terminate.

Amendment and Termination. The Compensation Committee may terminate, suspend, discontinue, modify, or amend the Employee Stock Purchase Plan in any respect, except that, without the approval of our shareholders, no amendment or modification may change the number of shares of Common Stock reserved and available for issuance (other than the automatic adjustments described above) or modify the Employee Stock Purchase Plan in such a way that shareholder approval is required for the Employee Stock Purchase Plan to obtain "employee stock purchase plan" treatment under Section 423 of the Code. The Compensation Committee may, in its discretion, suspend or terminate the Employee Stock Purchase Plan at any time. Unless sooner terminated, the Employee Stock Purchase Plan will terminate on the earlier of (i) February 10, 2019 or (ii) the date on which all shares available under the Employee Stock Purchase Plan, as adjusted from time to time, are exhausted.

Stock Purchases. No shares of Common Stock shall be purchased pursuant to the Employee Stock Purchase Plan and no rights granted under the Employee Stock Purchase Plan shall be exercised unless and until the Employee Stock Purchase Plan has been approved by our shareholders.

Effect on Shareholders. We are unable to predict the precise effect of the Employee Stock Purchase Program on our shareholders because we are unable to predict how many eligible employees will participate in the Employee Stock Purchase Plan.

Federal Income Tax Consequences. The Employee Stock Purchase Plan is intended to be an "employee stock purchase plan" within the meaning of Section 423 of the Code. Under a plan which so qualifies, no taxable income will be recognized by a participant, and no deductions will be allowable to us in connection with the grant or exercise of an outstanding purchase right. Taxable income will not be recognized until there is a sale or other disposition of the shares acquired under the Employee Stock Purchase Plan or in the event the participant should die while still owning the purchased shares. Each participant shall deliver a commitment in writing to the Compensation Committee that the participant understands that the special rules of income tax treatment under Section 421(a) of the Code shall apply with respect to the transfer of a share of Common Stock to the participant pursuant to the participant's exercise of a right granted under the Employee Stock Purchase Plan.

The foregoing is only a summary of the affect of federal income taxation upon us and the participants under the Employee Stock Purchase Plan. It does not purport to be complete, and does not discuss all of the tax consequences of a participant's death or the provisions of the income tax laws of any state, municipality, or foreign country in which the participants may reside.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" APPROVAL OF THE EMPLOYEE STOCK PURCHASE PLAN.

PROPOSAL NO. 3 – APPROVAL AND RATIFICATION OF THE AMENDMENT AND RESTATEMENT OF THE KNIGHT TRANSPORTATION, INC. 2003 STOCK OPTION PLAN (THE "2003 STOCK OPTION PLAN"), WHICH AMONG OTHER THINGS (I) RENAMES THE 2003 STOCK OPTION PLAN THE "KNIGHT TRANSPORTATION, INC. AMENDED AND RESTATED 2003 STOCK OPTION AND EQUITY COMPENSATION PLAN," (II) PROVIDES ADDITIONAL TERMS AND ADMINISTRATIVE PROCEDURES APPLICABLE TO RESTRICTED STOCK GRANTS, AND (III) AUTHORIZES THE ISSUANCE OF STOCK APPRECIATION RIGHTS.

At the Annual Meeting, our shareholders are being asked to approve the amendment and restatement of the Knight Transportation, Inc. 2003 Stock Option Plan to (i) restate the 2003 Stock Option Plan in its entirety and rename the 2003 Stock Option Plan the "Knight Transportation, Inc. Amended and Restated 2003 Stock Option and Equity Compensation Plan," (ii) provide additional terms and administrative procedures applicable to restricted stock grants, and (iii) authorize the issuance of stock appreciation rights. Upon the recommendation of the Compensation Committee, the Board of Directors has approved the amendment and restatement of the 2003 Stock Option Plan and has directed that it be submitted for shareholder approval at the Annual Meeting. A summary of the 2003 Stock Option Plan appears below. The summary is qualified in its entirety by reference to the text of the 2003 Stock Option Plan, a copy of which is included as Appendix B to this Proxy Statement. You are urged to read the actual text of the 2003 Stock Option Plan in its entirety.

Introduction

In February 2003, the Board of Directors adopted the 2003 Stock Option Plan, which was approved by our shareholders in May 2003. At our annual meeting in May 2005, our shareholders approved an amendment to the 2003 Stock Option Plan to increase the number of shares of Common Stock available for issuance from 1,500,000 shares to 4,000,000 shares. By virtue of a stock split, effected in the form of a 50% stock dividend in the fourth quarter of 2005, the total number of shares of Common Stock available for issuance thereunder increased to 6,000,000 shares. At a special meeting in December 2005, our shareholders approved an amendment to the 2003 Stock Option Plan limiting the number of shares with respect to which options may be granted to any one plan participant during a calendar year to 650,000 shares, subject to adjustment for stock dividends, stock splits, reverse stock splits, and similar transactions, and approved and ratified the amendment and restatement of the 2003 Stock Option Plan to incorporate all prior amendments to the 2003 Stock Option Plan. The 2003 Stock Option Plan was further amended effective as of January 1, 2007, to eliminate the automatic grant of stock options to independent directors, to provide that director's fees due to any independent director may be paid in Common Stock, and to require the consent of the Compensation Committee prior to the sale of any Common Stock obtained through a stock grant made to an independent director at any time while that individual is serving as a Director of our company. The 2003 Stock Option Plan was further amended as of June 1, 2008, to increase the number of shares available for stock grants from 6,000,000 to 9,000,000 shares of Common Stock.

The 2003 Stock Option Plan was further amended as of February 11, 2009, subject to shareholder approval, to provide additional terms and administrative procedures applicable to restricted stock grants, to authorize the issuance of stock appreciation rights, and to restate the 2003 Stock Option Plan in its entirety and rename it the "Knight Transportation, Inc. Amended and Restated 2003 Stock Option and Equity Compensation Plan."

The purposes of the 2003 Stock Option Plan are to: (a) provide our employees with an opportunity to purchase Common Stock as an incentive to continue employment with us and to work toward our long-term growth, development, and financial success; and (b) attract, motivate, and retain the services of our Outside Directors and employees and reward such directors and employees by the issuance of equity grants so that these directors and employees will contribute to and participate in our long-term performance. In furtherance of these purposes, the 2003 Stock Option Plan authorizes the grant of stock options and restricted stock, subject to applicable law, to our directors, executive officers, certain other full-time employees, certain part-time employees, and certain independent contractors, consultants, or advisors of our company.

Reasons for Seeking Shareholder Approval of the Amendment

The Board of Directors believes that our success in executing our strategy is largely due to our talented and hard-working employees, including our drivers, and that our future success will depend on our ability to continue to attract and retain high caliber employees. We have maintained a stock option plan since 1994, and the Board believes that stock option grants have historically served as a highly effective recruiting and retention tool by allowing our employees to share in the ownership of our company and have historically contributed to our revenue and earnings growth by aligning the long-term interests of our management and employees with those of our shareholders.

The Compensation Committee, which administers the 2003 Stock Option Plan, believes that the additional terms and administrative procedures applicable to restricted stock grants and the authorization for the issuance of stock appreciation rights will be useful in continuing to offer our employees, directors, independent contractors, consultants, and advisors an effective and competitive equity incentive program. The Compensation Committee believes that these changes will improve our current equity incentive program and will have a positive impact on our ability to attract and retain employees and directors.

The Compensation Committee recognizes its responsibility to strike a balance between shareholder concerns regarding the potential dilutive impact equity awards and our ability to attract, retain, and reward officers and employees whose contributions are critical to our long-term success. The total number of shares of Common Stock underlying stock option grants made over the past three fiscal years represented approximately 3.5% of the total number of shares of Common Stock outstanding as of December 31, 2008.

The 2003 Stock Option Plan is currently our only active equity compensation plan (see Proposal No. 2 for information with respect to the proposed Employee Stock Purchase Plan). As of December 31, 2008, there were 4,993,691 shares of our Common Stock subject to outstanding option grants under the 2003 Stock Option Plan and our prior stock option plan, the 1994 Amended and Restated Stock Option Plan (the "1994 Stock Option Plan"). The 1994 Stock Option Plan was terminated effective as of May 31, 2003, and no additional awards may be made under that plan. As of December 31, 2008, there were 4,076,969 shares of Common Stock available for future grants under the 2003 Stock Option Plan. Of the total number of shares covered by outstanding options under the 2003 Stock Option Plan and the 1994 Stock Option Plan, at December 31, 2008, 29.9% are issuable to the executive officers and directors and 70.1% are issuable to other employees.

Description of the 2003 Stock Option Plan

The principal provisions of the 2003 Stock Option Plan, as amended and restated, are summarized below. This summary is not a complete description of the 2003 Stock Option Plan and is qualified by the full text of that plan.

General. The 2003 Stock Option Plan is a broad-based equity compensation plan that is designed to attract and retain directors, officers, key employees (including drivers), independent contractors, consultants, and advisors to provide them with long-term incentives to help us achieve profitable growth, and to align their interests with the interests of our shareholders. The 2003 Stock Option Plan is effective, subject to the approval of our shareholders, as of February 11, 2009. The 2003 Stock Option Plan, if not terminated earlier, will expire on February 5, 2013.

Administration. The 2003 Stock Option Plan is administered by the Compensation Committee.

Eligibility and Awards. The following natural persons are eligible to participate in the 2003 Stock Option Plan: (i) full-time and part-time employees of our company, who, in the sole judgment of the Compensation Committee, are qualified by position, training, ability, and responsibility to contribute substantially to the progress of our company and have a material, positive effect on the results of the operations of our company (we expect there will be approximately 4,800 employees who will be eligible to participate); (ii) independent contractors, consultants, or advisors who perform bona fide services for our company and such services are not in connection with any offer or sale of securities in a capital raising transaction and who do not directly or indirectly promote or maintain a market for our company's stock (we expect there will be less than 100 independent contractors, consultants, or advisors, in the aggregate, who will be eligible to participate); and (iii) directors of our company (all of the directors are eligible to participate). At December 31, 2008, we had approximately 4,700 full-time employees, with more than 900 participants who have outstanding options under the 2003 Stock Option Plan or the 1994 Stock Option Plan. See Proposal No. 4 regarding a proposed stock option exchange program in which certain option holders may elect to exchange certain options for restricted stock.

Equity awards may be made either as incentive stock options, as defined in Section 422 of the Code ("ISOs"), as nonqualified stock options ("NSOs"), as restricted stock, or as stock appreciation rights. The 2003 Stock Option Plan provides that an equity grant made under the Plan may not have an exercise price that is less than 100% of the fair market value of the underlying Common Stock on the date of grant. However, in the case of ISOs granted to a person who holds more than 10% of the voting power of our outstanding capital stock, the 2003 Stock Option Plan provides that the exercise price may not be less than 110% of the fair market value of the underlying Common Stock and that the ISO may not be exercisable for a term of more than 5 years from the date of grant.

The 2003 Stock Option Plan provides that ISOs may not be granted for a term of more than ten (10) years after the date of the 2003 Stock Option Plan and NSOs may be granted for any reasonable term. Under the 2003 Stock Option Plan, the exercise price of options may be paid in cash or immediately available funds or in Common Stock valued at its then-current market value.

The Compensation Committee, in its discretion, selects the persons to whom options or restricted stock will be granted, the time or times at which such options or restricted stock will be granted, and the number of shares subject to each such grant. For this reason, it is not possible to determine the benefits or amounts that will be received by any particular officer or employee, or group of officers or employees, in the future. The 2003 Stock Option Plan provides, however, that the aggregate number of shares with respect to which options may be granted to any one plan participant during a calendar year shall not exceed 650,000 shares, subject to adjustment for stock dividends, stock splits, reverse stock splits, and similar transactions.

Since February 2007, our Outside Directors have received annual compensation of $45,000, one-half of which has been paid in cash and one-half of which has been issued in Common Stock grants made under the 2003 Stock Option Plan. The number of shares of Common Stock issued to a director is determined by dividing the amount of the director's compensation subject to payment in Common Stock by the closing market price of our Common Stock on the date of the grant. Common Stock is issued to our Outside Directors under the Independent Director provision of our 2003 Stock Option Plan, which reserved 200,000 shares of our Common Stock for compensatory stock grants to Outside Directors, subject to certain adjustments.

The 2003 Stock Option Plan provides additional terms and administrative procedures applicable to restricted stock grants. A restricted stock grant may be subject to the vesting schedule and the other terms, conditions, and restrictions established by the Compensation Committee and provided in the Participant's stock grant agreement.

Common Stock issued to Participants under the 2003 Stock Option Plan will be issued in electronic form and recorded on the books of our company. Common Stock may not be issued in certificated form while any restrictions are applicable to such Common Stock.

Under the 2003 Stock Option Plan, the Compensation Committee may award stock grants to a Participant in the form of stock appreciation rights ("SARs"). SARs shall be exercisable at such times as the Compensation Committee specifies in the Participant's stock grant agreement. Each SAR shall entitle the Participant, upon exercise, to an amount equal to the appreciation in a stated number of shares of Common Stock from the fair market value on the date the SAR was granted to the fair market value of the shares of Common Stock on the date of exercise. A SAR must be granted at the fair market value of a share of the Common Stock with which it is associated. SARs may be settled in cash or in stock, or in both, as the Compensation Committee may provide.

All grants made under the 2003 Stock Option Plan are evidenced by a written agreement between us and the Participant. The Compensation Committee, subject to the limitations set forth in the 2003 Stock Option Plan, designates the terms and conditions of any option, restricted stock grant, or stock appreciation right including, without limitation, the exercise price, vesting schedule, exercise rights, and termination or forfeiture provisions. The 2003 Stock Option Plan provides that stock grants are non-transferable except pursuant to the laws of descent and distribution and generally terminate upon termination of employment for reasons other than death, disability, or early or normal retirement.

A participant does not have any rights as a shareholder with respect to shares of Common Stock subject to grants made under the 2003 Stock Option Plan until shares are issued to the Participant.

Shares Available for Issuance. There are presently 9,000,000 shares of Common Stock reserved and available for issuance pursuant to the 2003 Stock Option Plan, of which 200,000 shares are reserved for issuance to Outside Directors pursuant to the provisions described above. From the total shares reserved for issuance of grants under the 2003 Stock Option Plan, as of February 28, 2009, we had made award grants covering 4,911,671 shares, net of all shares that have been canceled or forfeited. Any shares subject to outstanding stock grants are counted against the shares reserved and available for issuance as one share for every share subject thereto. If a stock grant expires, is terminated, or canceled without being exercised, or after being partially exercised, the unexercised shares will become available for future grant under the 2003 Stock Option Plan.

The total number of shares reserved and available for issuance under the 2003 Stock Option Plan is automatically adjusted, without further action by the Board of Directors or shareholders, to reflect stock dividends, stock splits, reverse stock splits, subdivisions, reorganizations, reclassifications, or any similar recapitalizations that affect or modify the number of shares of outstanding Common Stock.

Mergers or Consolidations. If (i) our company dissolves or undergoes any reorganization, including, without limitation, a merger or consolidation with any other organization, (ii) our company is not the surviving entity in such reorganization, and (iii) the surviving entity does not agree to assume the stock grants granted under the 2003 Stock Option Plan or to issue substitute stock grants therefor, the stock grants granted under the 2003 Stock Option Plan may be terminated, so long as each participant holding unexercised stock grants is notified of such termination and provided a reasonable period of not less than 15 days to exercise such awards to the extent such awards are then exercisable. In the event of a merger or consolidation, the Compensation Committee may, in its sole discretion, authorize the exercise of outstanding stock grants or accelerate the vesting of such stock grants, or both. Any stock grant not exercised in accordance with such prescribed terms and conditions shall terminate as of the date specified by the Compensation Committee, and simultaneously, the 2003 Stock Option Plan itself shall be terminated without further action by us or our Board of Directors.

Amendment and Termination. The Board of Directors may terminate, suspend, discontinue, modify, or amend the 2003 Stock Option Plan in any respect, except that, without the approval of our shareholders, no amendment or modification may change the number of shares of Common Stock reserved and available for issuance (other than the automatic adjustments described above), change the designation of the class of employees eligible to receive awards, decrease the price at which options may be granted, or remove the administration of the 2003 Stock Option Plan from the Compensation Committee.

Stock Price. On February 27, 2009, the closing price of our Common Stock was 12.96 per share.

Federal Income Tax Consequences.

ISOs. An optionee is not treated as receiving taxable income upon either the grant of an ISO or upon the exercise of an ISO. However, the difference between the exercise price and the fair market value on the date of exercise is an item of tax preference at the time of exercise in determining liability for the alternative minimum tax, assuming that the Common Stock is either transferable or is not subject to a substantial risk of forfeiture under Section 83 of the Code. If at the time of exercise, the Common Stock is both nontransferable and is subject to a substantial risk of forfeiture, the difference between the exercise price and the fair market value of the Common Stock (determined at the time the Common Stock becomes either transferable or not subject to a substantial risk of forfeiture) will be a tax preference item in the year in which the Common Stock becomes either transferable or not subject to a substantial risk of forfeiture.

If Common Stock acquired by the exercise of an ISO is not sold or otherwise disposed of within two years from the date of its grant and is held for at least one year after the date such Common Stock is transferred to the optionee upon exercise, any gain or loss resulting from its disposition is treated as long-term capital gain or loss. If such Common Stock is disposed of before the expiration of the above-mentioned holding periods, a "disqualifying disposition" occurs. Upon a disqualifying disposition, the optionee realizes ordinary income in the year of the disposition in an amount equal to the difference between the fair market value of the Common Stock on the date of exercise and the exercise price, or the selling price of the Common Stock and the exercise price, whichever is less. The balance of the optionee's gain on a disqualifying disposition, if any, is taxed as capital gain.

We are not entitled to any tax deduction as a result of the grant or exercise of an ISO, or on a later disposition of the Common Stock received, except that in the event of a disqualifying disposition, we are entitled to a deduction equal to the amount of ordinary income realized by the optionee.

NSOs. An optionee does not recognize any taxable income upon the grant of an NSO, and we are not entitled to a tax deduction by reason of such grant. Upon exercise of an NSO, the optionee recognizes ordinary income generally measured by the excess of the then fair market value of the shares over the exercise price, and we are entitled to a corresponding tax deduction. Upon a disposition of shares acquired upon exercise of an NSO by the optionee, any difference between the sale price and the exercise price, to the extent not recognized as ordinary income as provided above, is treated as long-term or short-term capital gain or loss, depending on the holding period. Such subsequent disposition by the optionee has no tax consequence to us.

Restricted Stock. Unless the recipient of a restricted stock grant elects to treat such grant as ordinary income at the time the grant is made, the recipient does not recognize taxable income upon the grant of restricted stock. Instead, the recipient will recognize ordinary income at the time of vesting (*i.e.,* when the shares are no longer subject to a substantial risk of forfeiture) equal to the fair market value of the restricted stock on the vesting date minus any amount paid for the restricted stock. At the time that the recipient recognizes ordinary income in respect of the restricted stock grant, we are entitled to a tax deduction for compensation expense equal to the amount of ordinary income recognized by the recipient.

Stock Appreciation Rights. Generally, there are no tax consequences to our company or the Participant upon the grant of a SAR. Tax recognition by the Participant is generally deferred until the Participant receives the value of the award. At that time, the value of the SAR, measured as the excess in value of a share of Common Stock as of the date of exercise over the value as of the date of grant, would be taxed to a Participant as ordinary income. We would then be entitled to a deduction in the same amount.

The foregoing is only a summary of the affect of federal income taxation upon us and the Participants under the 2003 Stock Option Plan. It does not purport to be complete, and does not discuss all of the tax consequences of a Participant's death or the provisions of the income tax laws of any state, municipality, or foreign country in which the Participants may reside.

Plan Benefits under the 2003 Stock Option Plan

The following table sets forth certain information regarding grants of stock options and other equity grants made under the 2003 Stock Option Plan during the year ended December 31, 2008, to: (i) each of the Named Executive Officers; (ii) all current executive officers of our company as a group; (iii) all current directors who are not executive officers as a group; (iv) each nominee for election as a director; and (v) all employees, including all current officers who are not executive officers, as a group. Future awards, if any, that will be made to eligible participants under the 2003 Stock Option Plan are subject to the discretion of the Compensation Committee. Accordingly, future grants under the 2003 Stock Option Plan are not determinable.

Plan Benefits
2003 Stock Option Plan

Name	Number of Options Granted During 2008	Number of Shares of Common Stock Granted During 2008	Dollar Value of Options ($)[1]	Dollar Value of Shares of Common Stock ($)[2]
Kevin P. Knight, Chairman and Chief Executive Officer	75,000	-	464,250	-
David A. Jackson, Chief Financial Officer	29,304	-	171,995	-
Keith T. Knight, Chief Operating Officer	40,000	-	247,600	-
Gary Knight,[3] Vice Chairman of the Board	15,000	-	92,850	-
Casey Comen, Executive Vice President of Sales	25,000	-	144,650	-
Executive Group[4]	184,304	-	1,121,345	-
G.D. Madden[3]	-	1,301	-	22,494
Kathryn L. Munro[3]	-	1,301	-	22,494
Non-Executive Director Group [5]	-	7,806	-	134,966
Non-Executive Officer Employee Group[6]	1,206,598	-	6,571,623	-

(1) This column represents stock compensation expense to be recognized for financial reporting purposes with respect to options granted to our executive officers in 2008, in accordance to SFAS 123R. These amounts reflect our accounting expense to be recognized over the vesting period, and they do not correspond to the actual value that will be recognized by the recipients.

(2) Represents the grant date fair value of the stock awards under SFAS 123R granted during fiscal 2008. The fair value was calculated using the closing price of our Common Stock on the grant date. The fair value of the stock awards are accounted for in accordance with SFAS 123R.

(3) Our director nominees are Messrs. Madden and Gary Knight and Ms. Munro, however, Mr. Gary Knight is not a non-executive director.

(4) Our Named Executive Officers and current executive officers consist of the same group of individuals.

(5) During 2008, our non-executive directors received an aggregate of 7,806 shares of Common Stock in payment of directors' fees pursuant to the terms of the 2003 Stock Option Plan. These shares are subject to certain holding restrictions.

(6) In addition to the stock options reflected in the table, on January 30, 2009, and February 27, 2009, a limited number of employees were granted options with respect to 12,500 shares, in the aggregate, at an exercise price ranging from $12.96 to $13.34 per share.

2003 Stock Option Plan Information

The following table provides certain information, as of December 31, 2008, with respect to our compensation plans under which shares of Common Stock were authorized for issuance. The 2003 Stock Option Plan is presently our only active equity compensation plan. The number of shares of Common Stock reflected in column (a) of the following table is comprised of 4,592,865 shares subject to outstanding options granted under the 2003 Stock Option Plan and 400,826 shares subject to outstanding options granted under the 1994 Stock Option Plan. The number of shares of Common Stock reflected in column (c) of the following table is comprised entirely of shares available for future grant under the 2003 Stock Option Plan as of December 31, 2008, and neither takes into account the options granted subsequent to December 31, 2008, as described below, or any awards that may be made under the Employee Stock Purchase Plan, if it is approved by our shareholders. Shares of Common Stock underlying outstanding options granted under the 2003 Stock Option Plan that are terminated or expire unexercised will be available for future grant.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options warrants and rights (b)	Number of securities remaining eligible for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	4,993,691	$14.69	4,076,969
Equity compensation plans not approved by security holders	-	-	-
Total	4,993,691	$14.69	4,076,969

Subsequent to December 31, 2008, we granted options with respect to 12,500 shares, in the aggregate, under the 2003 Stock Option Plan. As of February 28, 2009, there were 4,087,329 shares available for future grants, adjusted for the forfeiture of options since December 31, 2008, under the 2003 Stock Option Plan, without regard to the amendment set forth in Proposal No. 3.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" APPROVAL OF THE AMENDMENT AND RESTATEMENT OF THE 2003 STOCK OPTION PLAN.

PROPOSAL NO. 4 – APPROVAL AND RATIFICATION OF A ONE-TIME STOCK OPTION EXCHANGE PROGRAM FOR EMPLOYEES, ALONG WITH AN ACCOMPANYING AMENDMENT TO THE 2003 STOCK OPTION PLAN TO PERMIT SUCH EXCHANGE

Introduction

The Board of Directors has determined that it is in the best interests of our company and our shareholders to implement a one-time stock option exchange program, as described below in detail, subject to the approval of our shareholders (the "Option Exchange Program"). In order to implement the Option Exchange Program, we need to amend the 2003 Stock Option Plan as in effect as of the time of the vote related to this Proposal No. 4. The Option Exchange Program will permit Eligible Employees (as defined below) to exchange Eligible Options (as defined below), at the option of each Eligible Employee and upon a grant-by-grant basis, for either a lesser number of (i) new options ("Replacement Options") or (ii) restricted stock ("Restricted Stock" and together with the Replacement Options, the "Replacement Equity Grants"). The Replacement Equity Grants will be made pursuant to the terms of the 2003 Stock Option Plan, and the number of Replacement Equity Grants issuable upon exchange will be determined pursuant to the respective exchange ratios described below. Shareholder approval of this proposal is required pursuant to the 2003 Stock Option Plan and pursuant to the rules of the New York Stock Exchange. If the amendment and restatement of the 2003 Stock Option Plan (see Proposal No. 3) is approved by our shareholders, all references in this Proposal No. 4 to the "2003 Stock Option Plan" refer to the 2003 Stock Option Plan as amended and restated as provided for in Proposal No. 3; however, if the amendment and restatement of the 2003 Stock Option Plan is not approved by our shareholders, all references in this Proposal No. 4 to the "2003 Stock Option Plan" refer to the 2003 Stock Option Plan without regard to the amendment and restatement set forth in Proposal No. 3.

Reasons for the Exchange Program

Our compensation philosophy is focused on attracting, retaining, and motivating key employees by using an appropriate mix and various levels of cash and long-term equity compensation that is designed to control fixed, cash compensation, reward performance, and align our employees' compensation with increases in shareholder value. We believe stock options have historically helped us achieve this objective by aligning the employees' interests with those of our shareholders, by motivating employees' performance toward our long-term success, and, through the use of options with multi-year vesting periods, by encouraging our executives and employees who have received option grants to continue their employment with us. Over the past several years, the Compensation Committee has recognized a broad trend among public companies of making restricted stock grants as opposed to making stock option grants. Because a grant of restricted stock gives an employee actual ownership of part of the company, the Board of Directors believes such grants can be a powerful tool in helping us achieve our compensation philosophy as described above. The Board believes that giving our Eligible Employees the choice between receiving Replacement Options or Restricted Stock in exchange for their Eligible Options, will make the Option Exchange Program more effective than if we were to require Eligible Employees to exchange their Eligible Options for a specific type of Replacement Equity Grant.

From 2003 to 2006, we achieved substantial revenue and income growth. In 2007 and 2008, our growth slowed as a result of economic conditions, and 2008 marked the third consecutive year in which a strong "peak" shipping season did not materialize. The industry-wide supply of truckload equipment continued to outpace the freight demand during most of 2007 and throughout 2008, which pressured pricing and resulted in lower equipment utilization. Based on the foregoing, a downturn in general economic conditions, and an overall stock market downturn, our stock price has declined, which has reduced the incentive value of our outstanding stock options. As of March 24, 2009, approximately 3.4 million, or approximately 70%, of our outstanding stock options have an exercise price that is higher than the current market price of our Common Stock and over 900 of our employees hold such "underwater" options. This means that the majority of our outstanding stock options have little or no perceived subjective value to the employees who hold them and are therefore not very effective as incentives to retain and motivate these employees to increase long-term shareholder value.

In addition to incentivizing our key employees, our Board of Directors believes that it is important to our future success to revitalize the incentive value of our equity compensation program to retain employees and create in them a personal stake in the long-term financial success of our company. The Board also recognizes the competition in our industry to attract and recruit top talent. The Board believes that it has a responsibility to address these issues and to maintain proper incentives to retain and motivate our key employees.

Our Board also believes that the Option Exchange Program will help us recapture value from compensation costs that we already are incurring with respect to outstanding, underwater stock options. These underwater options were granted at the then fair market value of our Common Stock. As of December 31, 2008, there was approximately $15.9 million of unrecognized compensation expense related to unvested share-based compensation awards granted under the 2003 Stock Option Plan and our prior stock option plan, a substantial portion of which expense relates to underwater options. Our Board believes it is not an efficient use of our resources to recognize compensation expense on options that are not perceived by our employees as providing value. By replacing options that have little or no perceived value with equity grants that will provide both retention and incentive value and that do not create additional compensation expense (other than expense that might result from fluctuations in our stock price after the exchange ratios have been set but before the exchange actually occurs), the Board believes we will be making efficient use of our resources.

The Board believes that offering our key employees the choice between exchanging their underwater options for either Replacement Options or Restricted Stock will provide the desired incentive to our employees to remain with our company and to seek to maximize long-term shareholder value. Providing this alternative to our key employees, eliminates the negative aspects of granting only Replacement Options or only Restricted Stock, as described below in "Alternatives Considered." Consequently, the Board has proposed the Option Exchange Program described herein and recommends that Proposal No. 4 be approved.

Alternatives Considered

When considering how to best continue to incentivize and reward our key employees who have underwater options, the Board of Directors considered the following alternatives, in addition to the Option Exchange Program:

- *Allow the existing stock options to remain outstanding.* The Board considered whether we needed to take any steps at all with respect to the existing, underwater stock options. Because so many of the stock options held by employees are significantly underwater, the Board believes that it could be difficult to retain employees with stock options that are significantly underwater and the failure to retain these employees could negatively affect our company.

- *Increase cash compensation.* The Board also considered whether we could substantially increase base and target bonus cash compensation. However, significant increases in cash compensation would substantially increase our compensation expenses and reduce our cash flow from operations, which could adversely affect our business and operating results. This also would be a departure from our long-held cost-control principles.

- *Grant additional equity awards.* The Board also considered special grants of additional stock options at current market prices or another form of equity award such as restricted stock. However, these additional grants would substantially increase the number of outstanding options, result in dilution to our shareholders, and increase our compensation expense.

- *Exchange options for cash.* The Board also considered implementing a program to exchange underwater options for cash payments. However, an exchange program for cash would increase our compensation expenses and reduce our cash flow from operations, which could adversely affect our business and operating results. In addition, we do not believe that such a program would provide the appropriate long-term incentive and retention value.

- *Exchange options for options.* The Board also considered implementing a program to exchange underwater options for only Replacement Options. The Board believes that granting Replacement Options to employees who have options that are significantly underwater would provide renewed incentives and motivation for our employees and would provide a strong retention element. However, the Board also recognizes that there is a broad trend toward granting some level of restricted stock and that there are additional incentives for employees who receive restricted stock compared to stock options. In addition, an option for option exchange would not reduce the total number of shares outstanding to the same extent as an option for restricted stock exchange would have. Thus, the Board believes that we could receive additional benefits under the Option Exchange Program if we allowed underwater options to be exchanged for either Replacement Options or Restricted Stock.

- *Exchange options for restricted stock.* The Board also considered implementing a program to exchange underwater options for only Restricted Stock. The Board believes that one of the advantages restricted stock has (at least from a management perspective) compared to stock options is that restricted stock is better at motivating employees to think and act like owners at the time of granting and vesting. When a restricted stock award vests, the employee who receives the restricted stock becomes an owner of the company, without any further action by the employee. On the other hand, when a stock option vests, the employee must then determine whether he or she wants to exercise the option and become an owner. The Board believes that actual ownership of part of the company (i.e., making restricted stock grants) is a powerful, motivating tool in incentivizing our employees to remain with us and to seek to maximize long-term shareholder value. However, in order to ensure that the Option Exchange Program is approximately expense-neutral to our company from an accounting perspective, the exchange ratios for an option for restricted stock exchange program would need to be substantially higher than for an option for option exchange program (i.e., fewer replacement awards granted). Thus, the Board believes that employee participation in an option for restricted stock exchange program may be significantly lower than with an option for option exchange program. Additionally, restricted stock would be a new form of equity for our employees (since we have historically not made restricted stock grants) and the Board believes that this lack of familiarity with restricted stock also could negatively affect employee participation in the Option Exchange Program. Low employee participation in a restricted stock for option exchange would not allow us to receive the full benefits of implementing an option exchange program. Thus, the Board believes that to maximize the benefits of the Option Exchange Program, we should allow employees to choose whether they want to exchange their underwater options for either Restricted Stock or Replacement Options.

Description of Material Terms of the Option Exchange Program

Implementation of the Option Exchange Program. If our shareholders approve this one-time offer to surrender underwater options in exchange for Replacement Equity Grants under the Option Exchange Program, we anticipate that the exchange will be completed shortly after such approval. If our shareholders approve the Option Exchange Program, Eligible Employees will receive written materials (the "Offer to Exchange Materials") explaining the precise terms and timing of the Option Exchange Program, which will be substantially in the form described herein. Eligible Employees will be given at least 20 business days (or such longer period as we may elect to keep the Option Exchange Program open) to elect to exchange all or none of their Eligible Options, on a grant-by-grant basis, for Replacement Equity Grants. After the offer to exchange is closed, the Eligible Options surrendered for exchange will be canceled, and the Compensation Committee will approve Replacement Equity Grants to the Eligible Employees who elected to participate in accordance with the applicable exchange ratios. All such Replacement Equity Grants will be granted under, and subject to the terms of, the 2003 Stock Option Plan.

At or before commencement of the Option Exchange Program, we will file the Offer to Exchange Materials and other related documents with the Securities and Exchange Commission ("SEC") as part of a tender offer statement on Schedule TO. Eligible Employees, as well as shareholders and members of the public, will be able to access the Offer to Exchange Materials and other documents we file with the SEC free of charge from the SEC's web site at http://www.sec.gov or on our Shareholder Relations web site at http://www.knighttrans.com.

If you are both a shareholder and an Eligible Employee holding Eligible Options, please note that voting to authorize the Option Exchange Program does not constitute an election to participate in the Option Exchange Program.

Eligible Options. To be eligible for exchange under the Option Exchange Program, an option must have been granted on or after October 1, 2004 to an individual who was an employee of our company at the time of grant and the option must have an exercise price that is greater than the closing price of our Common Stock on the date the offer commences (collectively, "Eligible Options"). The majority of our stock option grants made since October 1, 2004 have an exercise price that was above the closing price of our Common Stock on March 24, 2009.

Eligible Employees. The Option Exchange Program will be open to all of our employees, including our executive officers, who (a) hold Eligible Options, (b) are employed by us on the date the offer to exchange commences, and (c) remain employed by us through the date that the Replacement Equity Grants are made (collectively, "Eligible Employees"). The Option Exchange Program will not be open to non-employee, members of our Board of Directors. As of February 28, 2009, there were over 900 employees who may become Eligible Employees.

Exchange Ratios. Exchange ratios will be designed to result, for accounting purposes, in the Replacement Equity Grants having a fair value that is approximately equal to the fair value of the Eligible Options that are surrendered in the exchange (based on valuation assumptions made when the offer to exchange commences). These ratios will be designed to make the grant of the Replacement Equity Grants accounting expense neutral to our company. The actual exchange ratios will be determined by the Compensation Committee shortly before the start of the Option Exchange Program.

The exchange ratios will be established by assigning an appropriate exchange ratio to each Eligible Option. These exchange ratios will be based on the fair value of the Eligible Options (calculated using a binomial lattice model). The calculation of fair value using the binomial lattice model takes into account many variables, such as the volatility of our stock, the remaining term of the option, and a post vesting cancellation rate. As a result, the exchange ratios do not necessarily increase as the exercise price of the option increases. Setting the exchange ratios in this manner is intended to result in the issuance of Replacement Equity Grants that have a fair value approximately equal to or less than the fair value of the surrendered Eligible Options being replaced. This will eliminate any additional compensation cost that we must recognize on the Replacement Equity Grants, other than compensation expense that might result from fluctuations in our stock price after the exchange ratios have been set but before the exchange actually occurs.

The table below reflects information, as of March 24, 2009, with respect to (i) the exercise price, number, and remaining life of Eligible Options, (ii) the exchange ratios for Replacement Options and Restricted Stock, respectively, (iii) the number of Replacement Options that would be granted in the exchange (assuming all Eligible Options were exchanged for Replacement Options), and (iv) the number of Restricted Stock that would be granted in the exchange (assuming all Eligible Options were exchanged for Restricted Stock). The assumptions used to calculate the approximate values of the current "underwater" options and the new "at-the-money" options (in order to calculate the estimated exchange ratios shown below) are: a stock price of $14.59, an expected volatility of

43.0%, a risk-free interest rate of 2.5%, an expected dividend yield of 0.96%, a post-vesting cancellation rate of 10.0%, and a sub-optimal exercise barrier of 2.5.

Exercise Price of Eligible Options ($)	Number of Shares Underlying Eligible Options	Remaining Life of Eligible Options (years)	Exchange Ratio for Replacement Options (1)	Exchange Ratio for Restricted Stock (2)	Number of Replacement Options Issued (3)	Number of Restricted Stock Issued (4)
14.79	3,000	5.45	1.01	3.10	2,970	968
14.79	16,300	8.57	1.01	2.85	16,139	5,719
14.79	835,685	8.83	1.01	2.83	827,411	295,295
15.23	1,125	6.35	1.01	3.10	1,114	363
15.30	3,750	6.11	1.05	3.15	3,571	1,190
15.31	3,465	6.12	1.05	3.15	3,300	1,100
15.49	300	5.49	1.05	3.15	286	95
15.53	37,500	6.04	1.05	3.15	35,714	11,905
15.68	802,501	6.30	1.05	3.15	764,287	254,762
16.00	3,375	6.23	1.05	3.25	3,214	1,038
16.23	4,500	7.35	1.05	3.15	4,286	1,429
16.39	13,875	5.75	1.05	3.35	13,214	4,142
16.54	3,750	5.92	1.05	3.35	3,571	1,119
16.62	15,000	6.05	1.05	3.35	14,286	4,478
16.81	3,750	6.08	1.05	3.35	3,571	1,119
16.99	46,050	9.00	1.05	3.10	43,857	14,855
17.29	412,500	9.06	1.15	3.15	358,696	130,952
17.41	2,550	7.59	1.15	3.35	2,217	761
17.59	53,250	6.48	1.15	3.45	46,304	15,435
18.09	15,000	5.83	1.15	3.75	13,043	4,000
18.20	370,585	8.07	1.15	3.45	322,248	107,416
18.23	142,500	8.06	1.15	3.45	123,913	41,304
18.36	13,700	8.32	1.15	3.35	11,913	4,090
18.44	178,000	7.06	1.15	3.58	154,783	49,721
18.75	342,300	7.05	1.26	3.65	271,667	93,781
18.77	13,000	7.05	1.26	3.65	10,317	3,562
18.92	5,000	9.25	1.15	3.35	4,348	1,493
19.09	3,375	6.52	1.26	3.75	2,679	900
19.61	6,000	7.09	1.26	3.75	4,762	1,600
19.65	5,500	7.82	1.26	3.65	4,365	1,507
19.90	2,500	6.77	1.26	3.92	1,984	638
20.05	11,250	6.54	1.35	3.97	8,333	2,834
20.05	500	6.83	1.26	3.92	397	128
21.05	7,500	6.69	1.35	4.17	5,556	1,799

(1) The approximate number of Eligible Options to be exchanged for the issuance of one Replacement Option.
(2) The approximate number of Eligible Options to be exchanged for the issuance of one Restricted Stock.
(3) The number of Replacement Options to be issued has been rounded down to the nearest whole share.
(4) The number of Restricted Stock to be issued has been rounded down to the nearest whole share.

The foregoing exchange ratios are provided merely as an example of what the exchange ratios would be if we were commencing the exchange offer based on a $14.59 share price. The total number of Replacement Equity Grants a participating Eligible Employee will receive with respect to a surrendered Eligible Option will be determined by converting the number of shares underlying the surrendered Eligible Option according to the applicable exchange ratio for Replacement Options or Restricted Stock, respectively, and rounding down to the nearest whole share. The exchange ratios will be applied on a grant-by-grant basis.

For purposes of example only, if a participating Eligible Employee exchanged an Eligible Option for 10 shares with an exercise price of $17.29 per share and pursuant to the exchange ratios set forth above the exchange ratio was 1.0 share of a Replacement Option for every 1.15 surrendered Eligible Option shares, the employee would receive a Replacement Option for 8.0 shares in exchange for the surrendered Eligible Option (10 divided by 1.15, rounded down to the nearest whole share). If the Eligible Employee also exchanged another Eligible Option for 10 shares with an exercise price of $17.29 per share and the exchange ratio was 1.0 share of a Restricted Stock for every 3.15 surrendered Eligible Option shares, the employee would receive 3 shares of Restricted Stock in exchange for the surrendered Eligible Option (10 divided by 3.15, rounded down to the nearest whole share).

Election to Participate. Participation in the Option Exchange Program will be voluntary. Eligible Employees will be permitted to exchange all or none of the Eligible Options for either Replacement Options or Restricted Stock on a grant-by-grant basis.

Vesting of Replacement Equity Grants. It is anticipated that the Equity Grants will vest according to the vesting schedule of the underlying Eligible Option that was exchanged, provided that no Replacement Equity Grant will vest within six months of the exchange. However, the actual vesting schedule will be set forth in the Offer to Exchange Materials.

Exercise Price of Replacement Options. All Replacement Options will be granted with an exercise price equal to the closing price of our Common Stock on the Replacement Option grant date.

Term of the Replacement Options. It is anticipated that the Replacement Options will have the same term as the underlying Eligible Option that was exchanged. However, the actual term will be set forth in the Offer to Exchange Materials.

Return of Eligible Options Surrendered. The Eligible Options surrendered for exchange will be canceled and all shares of Common Stock that were subject to such surrendered options will again become available for future awards under the 2003 Stock Option Plan.

Accounting Treatment. Under SFAS 123R, the exchange of options under the Option Exchange Program is treated as a modification of the existing options for accounting purposes. Accordingly, we will recognize the unamortized compensation cost of the surrendered options, as well as the incremental compensation cost of the Replacement Equity Grants granted in the Option Exchange Program, ratably over the vesting period of the Replacement Equity Grants. The incremental compensation cost will be measured as the excess, if any, of the fair value of each Replacement Equity Grant granted to Eligible Employees in exchange for surrendered Eligible Options, measured as of the date the Replacement Equity Grants are granted, over the fair value of the surrendered Eligible Options in exchange for the Replacement Equity Grants, measured immediately prior to the cancellation. Because the exchange ratios will be calculated to result in the fair value of surrendered Eligible Options being equal to the fair value of the Replacement Equity Grants replacing them, we do not expect to recognize any significant incremental compensation expense for financial reporting purposes as a result of the Option Exchange Program. If any of the Replacement Equity Grants are forfeited prior to their vesting due to termination of service, the incremental compensation cost, if any, for the forfeited Replacement Equity Grants will not be recognized; however, we would recognize any unamortized compensation expense from the surrendered options which would have been recognized under the original vesting schedule.

U.S. Federal Income Tax Consequences. The following is a summary of the anticipated material U.S. federal income tax consequences of participating in the Option Exchange Program. A more detailed summary of the applicable tax considerations to Eligible Employees will be provided in the Offer to Exchange Materials. We believe the exchange of Eligible Options for Replacement Equity Grants pursuant to the Option Exchange Program should be treated as a non-taxable exchange and neither our company nor any of our employees should recognize any income for U.S. federal income tax purposes upon the surrender of Eligible Options and the grant of Replacement Equity Grants. However, the tax consequences of the Option Exchange Program are not entirely certain, and the Internal Revenue Service is not precluded from adopting a contrary position. The law and regulations themselves are also subject to change. All holders of Eligible Options are urged to consult their own tax advisors regarding the tax treatment of participating in the Option Exchange Program under all applicable laws prior to participating in the Option Exchange Program.

Potential Modification to Terms of the Option Exchange Program to Comply with Governmental Requirements. The terms of the Option Exchange Program will be described in the Offer to Exchange Materials that will be filed with the SEC. Although we do not anticipate that the SEC will require us to materially modify the terms of the Option Exchange Program, it is possible that we will need to alter the terms of the Option Exchange Program to comply with comments from the SEC. Changes in the terms of the Option Exchange Program may also be required for tax purposes as the tax treatment of the Option Exchange Program is not entirely certain. The Compensation Committee will retain the discretion to make any such necessary or desirable changes to the terms of the Option Exchange Program for purposes of complying with comments from the SEC or optimizing the U.S. federal tax consequences.

Effect on Shareholders

We are unable to predict the precise affect of the Option Exchange Program on our shareholders because we are unable to predict how many or which Eligible Employees will elect to participate in the Option Exchange Program and whether (and to what extent) Eligible Employees will elect to exchange their options for Replacement Options or Restricted Stock. Please see the discussion above with respect to the exchange ratios for the approximate reduction of the number of shares underlying options outstanding assuming that 100% of Eligible Options are exchanged and either Replacement Options or Restricted Stock are granted in accordance with the exchange ratios set forth above.

Amendment to the 2003 Stock Option Plan

In order to implement the Option Exchange Program in compliance with the terms of the 2003 Stock Option Plan and applicable NYSE rules, our Board of Directors is proposing an amendment to the 2003 Stock Option Plan. If Proposal No. 3 is approved by our shareholders, the Board proposes that a new Section 10.25 be added to the 2003 Stock Option Plan. If Proposal No. 3 is not approved by our shareholders, the Board proposes that a new Section 5.5 be added to the 2003 Stock Option Plan. In any event, the Board proposes that the following section be added to the 2003 Stock Option Plan that is in effect as of the time of the vote related to this Proposal No. 4:

> "Notwithstanding any other provision of the Plan to the contrary (including any limitation in the Plan with respect to repricing of Stock Grants), upon approval of the Company's shareholders, the Committee may provide for, and the Company may implement, a one-time-only option exchange offer, pursuant to which certain outstanding Stock Options could, at the election of the Participant (but excluding Independent Directors) holding such Stock Options, be tendered to the Company for cancellation in exchange for the issuance of an equal or lesser number of Stock Options or Restricted Stock; provided, however, that such one-time-only option exchange offer must be commenced within six months of the date of such shareholder approval."

Vote Required

Under the terms of the 2003 Stock Option Plan and pursuant to rules of the NYSE, the approval of this Proposal No. 4 requires the affirmative vote of the holders of a majority of the shares of Common Stock of Knight Transportation, Inc. present, or represented, and entitled to vote on the proposal at the Annual Meeting.

Summary of the 2003 Stock Option Plan

The material terms of the 2003 Stock Option Plan are set forth in Proposal No. 3. To the extent Proposal No. 3 is not approved by our shareholders, the information set forth in Proposal No. 3 is still applicable to the 2003 Stock Option Plan (other than with respect to the proposed amendments to such plan set forth in Proposal No. 3).

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" RATIFICATION AND APPROVAL OF A ONE-TIME STOCK OPTION EXCHANGE PROGRAM FOR EMPLOYEES, ALONG WITH AN ACCOMPANYING AMENDMENT TO THE 2003 STOCK OPTION PLAN TO PERMIT SUCH EXCHANGE.

PROPOSAL NO. 5 – RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our Audit Committee has appointed Deloitte & Touche LLP to serve as our principal independent registered public accounting firm for fiscal 2009. Deloitte & Touche also served as our principal independent registered public accounting firm in fiscal 2008. At the Annual Meeting, our shareholders are being asked to ratify the appointment of Deloitte & Touche as our independent registered public accounting firm for fiscal 2009. A representative of Deloitte & Touche is expected to be present at the Annual Meeting and to be available to respond to appropriate questions, and such representative will have an opportunity to make a statement at the Annual Meeting if he or she desires to do so.

Approval by our shareholders of the appointment of our independent registered public accounting firm is not required by law, any applicable NYSE rule, or by our organizational documents, but the Board of Directors is submitting this matter to our shareholders for ratification as a corporate governance practice. Ultimately, the Audit

Committee retains full discretion and will make all determinations with respect to the appointment and retention of the independent registered public accounting firm.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

PRINCIPAL ACCOUNTING FEES AND SERVICES

Deloitte & Touche billed us the following amounts for services provided in the following categories during the fiscal years ended December 31, 2008 and 2007, respectively:

	Fiscal 2008	Fiscal 2007
Audit Fees(1)	$589,173	$598,537
Audit-Related Fees(2)	-	-
Tax Fees(3)	-	-
All Other Fees(4)	-	-
Total	$589,173	$598,537

(1) "Audit Fees" represents the aggregate fees billed for professional services rendered by Deloitte & Touche for the audit of our annual financial statements and the review of financial statements included in our quarterly reports on Form 10-Q, or services that are normally provided by Deloitte & Touche in connection with statutory or regulatory filings or engagements for those fiscal years.

(2) "Audit-Related Fees" represents the aggregate fees billed, other than Audit Fees, for assurance and related services by Deloitte & Touche that are reasonably related to the performance of the audit or review of our financial statements and internal control over financial reporting. We were not billed for any Audit-Related Fees in 2008 or 2007.

(3) "Tax Fees" represents the aggregate fees billed for professional services rendered by Deloitte & Touche for tax compliance, tax advice, and tax planning. We were not billed for any Tax Fees in 2008 or 2007.

(4) "All Other Fees" represents the aggregate fees billed for products and services provided by Deloitte & Touche, other than Audit Fees, Audit-Related Fees, and Tax Fees. We were not billed for any Other Fees in fiscal 2008 or 2007.

Our Audit Committee maintains a policy pursuant to which it pre-approves all audit, audit-related, tax, and other permissible non-audit services provided by our principal independent registered public accounting firm in order to assure that the provision of such services is compatible with maintaining the accounting firm's independence. Under this policy, the Audit Committee pre-approves, on an annual basis, specific types or categories of engagements constituting audit, audit-related, tax, or other permissible non-audit services to be provided by the principal independent registered public accounting firm. Pre-approval of an engagement for a specific type or category of services generally is provided for up to one year and typically is subject to a budget comprised of a range of anticipated fee amounts for the engagement. Management and the independent registered public accounting firm are required to periodically report to the Audit Committee regarding the extent of services provided by the accounting firm in accordance with the annual pre-approval and the fees for the services performed to date. If management believes that a new service, or the expansion of a current service, provided by the principal independent registered public accounting firm is necessary or desirable then such new or expanded services are presented to the Audit Committee for its review and approval prior to the engagement of the independent registered public accounting firm to render such services. No audit-related, tax, or other non-audit services were approved by the Audit Committee pursuant to the *de minimus* exception to the pre-approval requirement under Rule 2-01(c)(7)(i)(C) of Regulation S-X during the fiscal year ended December 31, 2008.

SHAREHOLDER PROPOSALS

To be eligible for inclusion in our proxy materials relating to the 2010 Annual Meeting of Shareholders, shareholder proposals intended to be presented at that meeting must be received in writing by us on or before December 11, 2009. However, if the date of the 2010 Annual Meeting of Shareholders is more than thirty days before or after May 21, 2010, then the deadline for submitting any such shareholder proposal for inclusion in the proxy materials relating to the 2010 Annual Meeting of Shareholders shall be a reasonable time before we begin to print or mail such proxy materials. The inclusion of any such shareholder proposals in such proxy materials will be subject to the requirements of the proxy rules adopted under the Exchange Act, including Rule 14a-8.

We must receive in writing any shareholder proposals intended to be considered at our 2010 Annual Meeting of Shareholders, but not included in our proxy materials relating to that meeting, by February 24, 2010. Pursuant to Rule 14(a)-4(c)(1) under the Exchange Act, the proxy holders designated by an executed proxy in the form accompanying our 2010 proxy statement will have discretionary authority to vote on any shareholder proposal that is considered at the Annual Meeting, but not received on or prior to the deadline described above.

All shareholder proposals should be sent via certified mail, return receipt requested, and addressed to David A. Jackson, Secretary, Knight Transportation, Inc., 5601 West Buckeye Road, Phoenix, Arizona 85043.

See "Corporate Governance – The Board of Directors and Its Committees – Committees of the Board of Directors – The Nominating and Corporate Governance Committee" for information regarding how shareholders can recommend director candidates for consideration by the Nominating and Corporate Governance Committee.

OTHER MATTERS

The Board of Directors does not intend to present at the Annual Meeting any matters other than those described herein and does not presently know of any matters that will be presented by other parties. If any other matters are properly brought before the Annual Meeting or any adjournment thereof, the proxy holders named in the accompanying form of proxy will have discretionary authority to vote proxies on such matters in accordance with the recommendations of the Board of Directors, or, if no recommendations are given, in accordance with their judgment, unless the person executing any such proxy indicates that such authority is withheld.

Knight Transportation, Inc.

Kevin P. Knight
Chairman of the Board and Chief Executive Officer

April 10, 2009

APPENDIX A

KNIGHT TRANSPORTATION, INC.
EMPLOYEE STOCK PURCHASE PLAN

February 11, 2009

1. Purpose

(a) The purpose of the Knight Transportation, Inc. Employee Stock Purchase Plan (the "Plan") is to provide employees of Knight Transportation, Inc., an Arizona corporation (the "Company"), and its Adopting Affiliates, as defined below, an opportunity to purchase stock of the Company.

(b) The Company, through the Plan, seeks to retain the services of its employees, to secure and retain the services of new employees, and to provide incentives for Employees to exert maximum efforts for the success of the Company.

(c) The Company intends that the rights to purchase its Common Stock granted under the Plan be considered options issued under an "employee stock purchase plan" as that term is defined in Section 423(b) of the Code, and that the Plan qualify under the terms of Section 423(b) of the Code.

2. Definitions

The capitalized terms set forth below shall have the meaning stated herein, unless context requires otherwise.

(a) "Adopting Affiliate" means an Affiliate that has been designated by the Committee to participate in the Plan and which Affiliate has adopted the Plan.

(b) "Affiliate" means any parent corporation or subsidiary corporation of the Company, as those terms are defined in Sections 424(e) and (f), respectively, of the Code.

(c) "Board" means the Board of Directors of the Company.

(d) "Code" means the Internal Revenue Code of 1986, as amended.

(e) "Committee" means the Compensation Committee of the Board which has the authority to administer the Plan.

(f) "Common Stock" means shares of common stock of the Company.

(g) "Company" has the meaning stated in Section 1(a).

(h) "HR Director" means the director of human resources of the Company which is delegated authority to administer the Plan.

(i) "Disposition" has the meaning stated in Section 424(c) of the Code.

(j) "Earnings" means the total compensation paid to an Employee, including all salary, wages (including amounts elected to be deferred by the Employee, that would otherwise have been paid, under any cash or deferred arrangement established by the Company), overtime pay, commissions, bonuses, and other remuneration paid directly to the Employee, but excluding profit sharing, the cost of Employee benefits paid for by the Company, education or tuition reimbursements, imputed income arising under any Company group insurance or benefit program, traveling expenses, business and moving expense reimbursements, income received in connection with stock options, contributions made by the Company under any employee benefit plan, and similar items of compensation.

(k) "Employee" means an employee of the Company or of an Adopting Affiliate.

(l) "Eligible Employee" means an Employee who has been continuously employed by the Company or by an Adopting Affiliate for at least six (6) months and otherwise meets the requirements of Section 5(b).

(m) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

(n) "Independent Director" means a director of the Company who is not an officer, employee or ten percent (10%) stockholder of the Company.

(o) "Offering" means the grant of rights from time to time to purchase Common Stock of the Company made during an Offering Period under Section 6 of the Plan by the Committee or HR Director.

(p) "Offering Date" means the date on which Eligible Employees are given the right to purchase Common Stock of the Company under the Plan, as described in Section 6(b).

(q) "Offering Period" means a period of time during which Eligible Employees have the right to purchase Common Stock under this Plan.

(r) "Participant" means an Eligible Employee who elects to participate in the Plan by authorizing payroll deductions to purchase Common Stock made available through an Offering.

(s) "Payroll Reduction Agreement" means the agreement described in Section 7 pursuant to which an Eligible Employee authorizes the Company to make payroll deductions to purchase Common Stock during a Purchase Period.

(t) "Plan" has the meaning stated in Section 1(a).

(u) "Purchase Date" means the date on which each Participant's accumulated payroll deductions and other additional payments specifically provided for in the Offering (without any increase for interest) are applied to the purchase of whole shares of Common Stock, up to the maximum number of shares permitted pursuant to the terms of this Plan and the applicable Offering, at the purchase price specified in the Offering during the Offering Period.

(v) "Purchase Period" means the time designated by the Committee, the HR Director or by the Plan for Eligible Employees to accumulate payroll deductions in order to purchase Common Stock during or at the end of such Purchase Period under the Plan. The Purchase Period may, but need not, commence on the Offering Date.

(w) "Rule 16b-3" means Rule 16b-3 promulgated under the Exchange Act.

(x) "Securities Act" means the Securities Act of 1933, as amended.

(y) "SEC" means the Securities and Exchange Commission.

3. Administration

(a) The Plan shall be administered by the Committee. The Committee shall serve at the pleasure of the Board, and the Board may, from time to time, remove members from, or add members to, the Committee. The Committee shall include a minimum of two Independent Directors. Vacancies on the Committee, however caused, shall be filled by the Board. No member of the Committee may participate in the Plan. A majority of the Committee at a meeting at which a quorum is present, or acts reduced to or approved in writing by a majority of the members of the Committee, shall be the valid act of the Committee. No member of the Committee shall be liable for any action or determination made in good faith with respect to this Plan or any right granted hereunder. The Committee may delegate certain administrative duties to the HR Director, as provided in Section 3(c).

(b) The Committee shall have the final authority to determine all questions that may arise in the administration of the Plan, subject to, and within the limitations of, the express provisions of the Plan, including, but not limited to, the following powers:

(i) To determine all terms and conditions of each Offering, including, without limitation:

1. The number of shares of Common Stock for which an Offering is made;
2. The price to be paid for Common Stock acquired pursuant to rights granted under any Offering;
3. The terms and conditions of the exercise of rights granted under any Offering;
4. Any conditions to which the grant of rights under any Offering may be subject;
5. Any vesting or forfeiture provisions applicable to any grant of rights under any Offering; and
6. Any restrictions or limitations placed on Common Stock issued pursuant to the exercise of any rights granted under any Offering.

(ii) To designate from time to time which Affiliates of the Company are covered by the Plan;

(iii) To construe and interpret the Plan and all rights granted under it including any Offering, and to establish, amend and revoke rules and regulations for its administration. The Committee, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan, in a manner and to the extent it shall deem necessary or expedient to make the Plan fully effective;

(iv) To amend the Plan as provided in Section 17; and

(v) To generally exercise such other powers and to perform any other acts as the Committee deems necessary or expedient to promote the best interests of the Company.

(c) The Committee may delegate administration of the Plan to the HR Director. If administration is delegated to the HR Director, the HR Director shall have, in connection with the administration of the Plan, the powers theretofore possessed by the Committee, subject, however, to such resolutions and other actions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Committee. The Committee may abolish or restrict the authority of the HR Director at any time and revest in the Committee the administration of the Plan.

4. Shares Subject to the Plan

(a) The number of shares of Common Stock initially reserved for issuance under the Plan shall be one million (1,000,000) shares. The number of shares of Common Stock available under the Plan shall be subject to adjustment as provided under Section 16 of this Plan.

(b) The Common Stock subject to the Plan may be unissued shares or reacquired shares, bought on the market or otherwise.

5. Eligibility

(a) Rights may be granted only to Employees of the Company or, as the Committee may designate as provided in Section 2(b), to Employees of any Adopting Affiliate of the Company. Except as provided in Section 5(b), an Employee of the Company or any Adopting Affiliate shall not be eligible for any rights granted under the Plan, unless, on the Offering Date, such Employee has been in the employ of the Company or any Adopting Affiliate for such continuous period preceding such Offering Date as the Committee may require, but in no event shall the required period of continuous employment be less than six (6) months nor greater than two (2) years. In addition, unless otherwise determined by the Committee or the HR Director and set forth in the terms of the applicable Offering, no Employee of the Company or any Adopting Affiliate shall be eligible to be granted rights under the Plan, unless, on the Offering Date, such Employee's customary employment with the Company or such Adopting Affiliate is at least twenty (20) hours per week and at least five (5) months per calendar year.

(b) The Committee or the HR Director may provide that each person who, during the course of an Offering, first becomes an Eligible Employee of the Company or Adopting Affiliate will, on a date or dates specified in the Offering which coincides with the day on which such person becomes an Eligible Employee or occurs thereafter, receive a right under that Offering, which right shall thereafter be deemed to be a part of that Offering. Such right shall have the same characteristics as any rights originally granted under that Offering, as described herein, except that:

(i) The date on which such right is granted shall be the "Offering Date" of such right for all purposes, including determination of the purchase price of Common Stock under such right;

(ii) The Purchase Period for such right shall begin on its Offering Date and end coincident with the end of such Offering; and

(iii) The Committee or the HR Director may provide that if such person first becomes an Eligible Employee within a specified period of time before the end of the Purchase Period for such Offering, he or she will not receive any right under that Offering.

(c) No Employee shall be eligible for the grant of any rights under the Plan if, immediately after any such rights are granted, such employee owns stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or of any Affiliate. For purposes of this Section 5(c), the rules of Section 424(d) of the Code shall apply in determining the Common Stock ownership of any Employee, and Common Stock which such Employee may purchase under all outstanding rights and options shall be treated as stock owned by such employee.

(d) An Eligible Employee may be granted rights under the Plan only if such rights, together with any other rights granted under "employee stock purchase plans" of the Company and any Affiliates, as specified by Section 423(b)(8) of the Code, do not permit such Employee's rights to purchase stock of the Company or any Affiliate to accrue at a rate which exceeds twenty-five thousand dollars ($25,000) of fair market value of such stock (determined at the time such rights are granted) for each calendar year in which such rights are outstanding at any time.

(e) Officers of the Company and any Adopting Affiliate shall be eligible to participate in Offerings under the Plan, provided, however, that the Committee may provide in an Offering that certain employees who are highly compensated employees, within the meaning of Section 423(b)(4)(D) of the Code, are not eligible to participate.

6. Grant of Rights; Offering

(a) The Committee may from time to time initiate an Offering, by which it grants rights to purchase Common Stock of the Company under the Plan to Eligible Employees on the Offering Date(s) selected by the Committee. Each Offering shall be made only during the Offering Period and shall be in such form and shall contain such terms and conditions as the Committee determines to be appropriate. In no event will an Offering Period exceed twenty seven (27) months. If an Employee has more than one Offering right outstanding under the Plan, unless he otherwise indicates in agreements or notices delivered hereunder: (i) each agreement or notice delivered by that Employee will be deemed to apply to all of his rights under the Plan, and (ii) a right with a lower purchase price (or an earlier-granted right, if two rights have identical purchase prices), will be exercised to the fullest possible extent before a right with a higher purchase price (or a later-granted right, if two rights have identical purchase prices) will be exercised. The provisions of separate Offerings need not be identical, but each Offering shall conform to the Plan.

(b) Unless the Committee determines otherwise, as provided in subparagraph 6(a), the adoption of this Plan by the Committee and stockholders authorizes the Committee to grant rights to purchase shares of the Common Stock to all Eligible Employees on February 1 of every calendar year, beginning with calendar year 2010; provided that for calendar year 2009, the first Offering Date shall be August 1, 2009 (the "Offering Dates"). Each Offering Period will begin on the Offering Date and end on each subsequent January 31, unless otherwise adjusted by the Committee. There shall be not more than two six-month Purchase Periods, as defined above, during each Offering Period. The Purchase Periods shall commence on February 1 and August 1 of each year and end on January 31 and July 31, respectively, during each Offering Period, except for the first Offering Period in 2009, which shall end on January 31, 2010. The Offering Period may be shortened at any time by the Committee, if necessary to avoid the Plan being treated as compensatory for accounting purposes. If an Offering Period is shortened for such purpose, the corresponding Purchase Periods may also be shortened at the Committee's discretion. Prior to the commencement of any Offering, the Committee may change any or all terms of such Offering and any subsequent Offerings. The granting of rights pursuant to each Offering hereunder shall occur on each respective Offering Date unless, prior to such date (a) the Committee determines that such Offering shall not occur, or (b) no shares of Common Stock remain available for issuance under the Plan in connection with the Offering. Shares of Common Stock will be purchased as provided in Section 8. Except as the Committee may otherwise provide, a Participant shall have no vested rights with respect to the term of any Offering Period.

7. Participation

An Eligible Employee may elect to participate in an Offering at the beginning of the Offering or on the February 1st or August 1st during the Offering Period. An Eligible Employee shall become a participant in an Offering by delivering a Payroll Deduction Agreement in the form approved by the Company, authorizing payroll deductions during the Purchase Period for which such authorization is effective. Deductions from Earnings may be in whole percentages only, with a minimum percentage of one percent (1%), and a maximum percentage specified by the Committee, but not more than ten percent (10%). The payroll deductions made for each Participant shall be credited to an account for such Participant under the Plan and shall be deposited with the general funds of the Company, but shall not accrue interest. A Participant may not make additional payments into his or her account unless specifically provided for in the Offering and only if the Participant has not had the maximum amount permitted by this Plan and the Offering withheld during the Purchase Period. The Payroll Deduction Agreement shall be in such form as the Company approves, and must be effective prospectively and be delivered to the Company on or before the commencement of the Purchase Period or the February 1st or August 1st during an Offering Period, as applicable, to be effective for the remaining portion of that Offering. A Participant may not increase his withholding percentage during the course of an Offering, except on each February 1st and August 1st of each calendar year. A Participant may reduce his participation percentage only once during any Offering Period, except that a Participant may subsequently terminate future payroll deductions during an Offering Period after having previously decreased his or her participation percentage during any such six (6) month period. A Participant may reduce his or her withholding percentage during the course of an Offering Period by delivering a written notice to the Company in such form as the Company provides.

8. Purchase

(a) On each Purchase Date during the relevant Offering, each Participant's accumulated payroll deductions and other additional payments specifically provided for in the Offering (without any increase for interest) will be applied to the purchase of whole shares of the Common Stock of the Company, up to the maximum number of shares of Common Stock permitted pursuant to the terms of the Plan and the applicable Offering, at the purchase price specified in the Offering. Unless the Committee or the Offering otherwise provides, the Purchase Dates shall be each July 31st and January 31st (or if such dates are not business days, the business day immediately preceding such date). No fractional shares of Common Stock shall be issued upon the exercise of rights granted under the Plan. The amount, if any, of accumulated payroll deductions remaining in each Participant's account after the purchase of shares which is less than the amount required to purchase one share of Common Stock on the Purchase Date of an Offering shall be held in each such participant's account for the purchase of shares on the next Purchase Date under the Plan. The amount, if any, of accumulated payroll deductions remaining in any participant's account after the purchase of shares which is less than the amount required to purchase whole shares of stock on the final Purchase Date of an Offering shall be rolled over to the next Offering unless a participant delivers to the Company a written request for refund of accumulated payroll deductions in such form as the Company provides. The Company shall have a reasonable time to refund accumulated payroll deductions. Any accumulated payroll deductions that are refunded to Participants shall be refunded without interest.

(b) If a Participant terminates payroll deductions during a Purchase Period, as provided in Section 11(a), or is no longer eligible to be granted rights under the Plan, as provided in Section 5, no shares of Common Stock shall be purchased and the amount of accumulated payroll deductions shall be distributed to the participant after the final Purchase Date of the Offering, without interest.

(c) No rights granted under the Plan may be exercised to any extent unless the Plan (including rights granted thereunder) is covered by a registration statement filed with the SEC and effective pursuant to the Securities Act. If on a Purchase Date of any Offering hereunder the Plan is not so registered, no rights granted under the Plan or any Offering may be offered or exercised on any Purchase Date, and the Purchase Date shall be delayed until the Plan is subject to such an effective registration statement, except that the Purchase Date shall not be delayed more than two (2) months and the Purchase Date shall in no event be more than fourteen (14) months from the Offering Date. If on the Purchase Date of any Offering hereunder, as delayed to the maximum extent permissible, the Plan is not registered, no rights granted under the Plan or any Offering shall be exercised and all payroll deductions accumulated during the purchase period (reduced to the extent, if any, such deductions have been used to acquire stock) shall be distributed to the participants, without interest.

9. Limitation on Participation Rights; Maximum Number of Shares Purchasable

(a) Subject to the limitations contained in the Plan, on each Offering Date each Eligible Employee shall be granted the right to purchase the number of shares of Common Stock purchasable with up to ten percent (10%) of such Employee's Earnings paid during the Purchase Period for such Offering; provided, however, that no Participant may purchase Common Stock in a particular year with more than ten percent (10%) of such Participant's Earnings in such calendar year under all outstanding Offerings under the Plan and all other Company plans intended to qualify as "employee stock purchase plans" under Section 423 of the Internal Revenue Code of 1986, as amended.

(b) No Participant may purchase more than one thousand (1,000) shares of Common Stock under an Offering. The maximum aggregate number of shares available to be purchased by all Eligible Employees during an Offering shall be two hundred thousand (200,000) shares of Common Stock, or, if less, the number of shares remaining available under the Plan on the Offering Date. The maximum aggregate number of shares available to be purchased by all Eligible Employees on any Purchase Date during an Offering Period shall be the lesser of (i) two hundred thousand (200,000) shares of Common Stock less any shares of Common Stock previously purchased on any Purchase Date during the Offering, or (ii) the number of shares of Common Stock remaining for purchase available under the Plan. In no event shall more than 200,000 shares of Common Stock be offered during any Offering Period. If the aggregate purchase of shares of Common Stock upon exercise of rights granted under the Offering would exceed the maximum aggregate number of shares of Common Stock available, the Committee shall make a pro rata allocation of the shares available in a uniform and equitable manner.

10. Purchase Price

The purchase price of Common Stock acquired pursuant to rights granted under the Plan shall be determined by the Compensation Committee, provided that the purchase price shall not be less than the lesser of:

(a) An amount equal to eighty-five percent (85%) of the fair market value of the Common Stock on the Offering Date rounded up to the nearest cent per share; or

(b) An amount equal to eighty-five percent (85%) of the fair market value of the Common Stock on the Purchase Date rounded up to the nearest cent per share.

11. Withdrawal; Termination

(a) A Participant may not withdraw funds deposited during an Offering Period. However, at any time during a Purchase Period a Participant may terminate his payroll deductions under the Plan by delivering to the Company a notice of termination in such form as the Company prescribes. Termination of payroll deductions may be elected at any time prior to the end of a Purchase Period, except as provided by the Committee or the HR Director in the Offering. Accumulated payroll deductions of a terminated Participant, that are not applied under the Plan to purchase Common Stock, will be distributed in full to the Participant following the final Purchase Date of the Offering, without interest. A Participant's termination of future payroll deductions during an Offering will have no effect upon the Participant's eligibility to participate in any other Offerings under the Plan, but the Participant will be required to deliver a new Payroll Reduction Agreement in order to participate in subsequent Offerings under the Plan.

(b) Rights granted pursuant to any Offering under the Plan shall terminate immediately upon cessation of any participating Employee's employment with the Company or any Adopting Affiliate, for any reason, and the Company shall distribute to such terminated Employee all of his or her accumulated payroll deductions (reduced to the extent, if any, such deductions have been used to acquire stock for the terminated Employee), under the Offering, without interest, within a reasonable amount of time.

(c) A Participant's rights under the Plan are not transferable or assignable other than by will, the laws of descent and distribution, or a beneficiary designation as provided in Section 15. During a Participant's lifetime, rights under the Plan shall be exercisable only by the Participant to whom such rights under any Offering is granted. Following a Participant's death, if any rights under any Offering survive, they may be exercised by the Participant's personal representative.

12. Covenants of the Company

(a) During the terms of any Offering made under the Plan, the Company shall reserve at all times the number of shares of Common Stock required to satisfy any rights granted to Participants under the Offering.

(b) The Company shall seek to obtain from any agency exercising jurisdiction over the Plan such approvals, if any, required by law to issue and sell shares of Common Stock upon exercise of the rights under any Offering. If, after reasonable efforts, the Company is unable to obtain from any such agency approval which counsel for the Company determines necessary for the lawful issuance and sale of Common Stock under the Plan, the Company shall be relieved from any liability for failure to issue and sell Common Stock upon exercise of rights granted hereunder unless and until such approval is obtained.

13. Use of Proceeds From Stock

Proceeds from the sale of stock pursuant to rights granted under the Plan shall constitute general funds of the Company, and may be applied for general corporate purposes.

14. Rights as a Stockholder

A Participant shall not be deemed to be the holder of, or to have any of the rights of a stockholder of the Company with respect to, any shares of Common Stock subject to the Plan until the Participant exercises his rights hereunder to purchase Common Stock and that purchase is recorded in the stock books of the Company.

15. Designation of Beneficiary

(a) A Participant may file with the HR Director a written designation of a beneficiary in the form attached hereto as Exhibit A, designating the person or persons who are to receive any shares of Common Stock, if any, from the Participant's account under the Plan in the event of such Participant's death subsequent to the end of an Offering but prior to delivery to the Participant of such shares of Common Stock. In addition, a Participant may file a written designation of a beneficiary designating the person or persons who is to receive any cash from the Participant's account under the Plan in the event of such Participant's death during an Offering. Any such designation shall be on a form provided by or otherwise acceptable to the Committee.

(b) The Participant may change such designation of beneficiary at any time by written notice to the Committee. In the event of the death of a Participant and in the absence of a beneficiary validly designated under the Plan who is living at the time of such Participant's death, the Committee shall deliver such shares of Common Stock to the executor or administrator of the estate of the Participant, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Committee, in its sole discretion, may deliver such shares of Common Stock to the spouse or to any one or more dependents or relatives of the Participant, or if no spouse, dependent or relative is known to the Committee, then to such other person as the Committee may designate.

16. Adjustments Upon Changes in Stock

(a) The aggregate number of shares of Common Stock which may be issued pursuant to rights granted under any Offering under the Plan shall be automatically adjusted, without further action by the Board or the stockholders of the Company, to reflect changes in the capitalization of the Company, such as stock dividends, stock splits, reverse stock splits, subdivisions, exchange of shares, liquidating dividends, reorganizations or reclassifications, or any similar recapitalization that affects or modifies the number of shares of Common Stock issued and outstanding at any time.

(b) In the event of: (i) a dissolution or liquidation of the Company; (ii) a merger or consolidation in which the Company is not the surviving corporation; (iii) a reverse merger in which the Company is the surviving corporation but the shares of the Company's Common Stock outstanding immediately preceding the merger are converted by virtue of the merger into other property, whether in the form of securities, cash or otherwise; or (iv) any other capital reorganization in which more than fifty percent (50%) of the shares of the Company entitled to vote are exchanged, then, as determined by the Committee in its sole discretion (A) any surviving corporation may assume outstanding rights or substitute similar rights for those under the Plan, (B) such rights may continue in full force and effect, or (C) Participants' accumulated payroll deductions may be used to purchase Common Stock immediately prior to the transaction described above and the Participants' rights under the ongoing Offering terminated.

17. Amendment of the Plan

(a) The Committee at any time, and from time to time, may amend the Plan. However, except as provided in Section 16 relating to adjustments upon changes in Common Stock, no amendment shall be effective unless approved by those stockholders of a majority of the shares of the Company's Common Stock, present at a meeting of the Company's shareholders at which a quorum is present within twelve (12) months before or after the adoption of the amendment, if the amendment:

i. Increases the number of shares reserved for rights under the Plan;

ii. Modifies the provisions as to eligibility for participation in the Plan (to the extent such modification requires stockholder approval in order for the Plan to obtain employee stock purchase plan treatment under Section 423 of the Code or to comply with the requirements of Rule 16b-3); or

iii. Modifies the Plan in any other way if such modification requires stockholder approval in order for the Plan to obtain employee stock purchase plan treatment under Section 423 of the Code or to comply with the requirements of Rule 16b-3.

It is expressly contemplated that the Committee may amend the Plan in any respect the Committee determines it to be necessary or advisable to provide Eligible Employees with the maximum benefits provided or to be provided under the provisions of the Code and the regulations promulgated thereunder relating to employee stock purchase plans and/or to bring the Plan and/or rights granted under it into compliance therewith.

(b) Rights and obligations under any rights granted before the amendment of the Plan shall not be altered or impaired by any amendment of the Plan, except with the consent of the person to whom such rights were granted or except as necessary to comply with any laws or governmental regulation.

18. Termination or Suspension of the Plan

(a) The Committee, in its discretion, may suspend or terminate the Plan at any time. Unless sooner terminated, the Plan shall terminate on the earlier of February 10, 2019, or the date on which the shares available under the Plan, as adjusted from time to time, are exhausted. No rights may be granted under the Plan while the Plan is suspended or after it is terminated.

(b) Rights and obligations under any rights granted while the Plan is in effect shall not be altered or impaired by suspension or termination of the Plan, except with the consent of the person to whom such rights were granted or except as necessary to comply with any laws or governmental regulation.

19. Arbitration of Disputes

The Federal Arbitration Act shall apply to and govern all disputes arising under the Plan or an Offering made pursuant to the Plan. Any disputes with respect to the terms of this Plan or any rights granted hereunder, including, without limitation, the scope of this arbitration, shall be subject to arbitration pursuant to the laws of the State of Arizona governing commercial disputes. Arbitration shall occur in Phoenix, Arizona. Judgment on any arbitration award may be entered in any court having jurisdiction. A single arbitrator shall have the power to render a maximum award of $300,000. If any person asserts a claim in excess of $300,000, any party to the arbitration proceeding may request that the arbitration be heard by a panel of three (3) arbitrators and, if so requested, the arbitration decision shall be made by a majority of the three (3) arbitrators. By electing to participate in the Plan, the Company and each Participant **EXPRESSLY AGREE TO ARBITRATION AND WAIVE ANY RIGHT TO TRIAL BY JURY.** An arbitrator shall have the same powers that a federal district judge setting in the State of Arizona may exercise. Subject to such limitations as the arbitrator may impose, discovery shall be available to all parties to an arbitration to the same extent (including the imposition of sanctions) as provided by the Federal Civil Rules of Procedure. Nothing in this Plan shall limit or restrict any self-help remedy, including, without limitation, any right of offset a party may have. The party prevailing in any arbitration shall be entitled to payment of all legal fees and costs and all costs of arbitration, regardless of whether such costs are recoverable under any other applicable law. Any arbitrator, if a lawyer, shall have at least ten (10) years experience in commercial law and be rated "AV" by Martindale Hubble or, if the arbitrator is a former judicial officer, the arbitrator shall have had at least ten (10) years experience on the bench of a state or federal court,

20. Effective Date of Plan

The Plan shall become effective as of February 11, 2009, but no rights granted under the Plan shall be exercised unless and until the Plan has been approved by a majority of the Company's issued and outstanding shares and if for any reason the Company's stockholders fail to approve this Plan any rights granted hereunder shall be void, *ab initio*.

21. Notices and Agreements

Any notices or agreements provided for in an Offering or the Plan shall be in writing, in a form provided by the Company, and unless specifically provided for in the Plan or the Offering shall be deemed effectively given upon receipt or, in the case of notices and agreements delivered by the Company, five (5) days after deposit in the United States mail, postage prepaid.

22. Exercise Contingent on Stockholder Approval

The rights granted under an Offering are subject to the approval of the Plan by the stockholders as required for the Plan to obtain employee stock purchase plan treatment under Section 423 of the Code or to comply with the requirements of Rule 16b-3.

23. Statutory Holding Period

Each Participant shall deliver a commitment in writing to the Committee that the Participant understands that the special rules of income tax treatment under Section 421(a) of the Code shall apply with respect to the transfer of a share of Common Stock to the Participant pursuant to the Participant's exercise of a right granted under this Plan; provided that the Participant make no Disposition of such share of Common Stock within two (2) years after the date of the granting of the right, nor within one (1) year after the transfer of such share to the Participant.

24. Offering Subject to Plan

Each Offering is subject to all the provisions of the Plan, and its provisions are hereby made a part of the Offering, and is further subject to all interpretations, amendments, rules and regulations which may from time to time be promulgated and adopted pursuant to the Plan. In the event of any conflict between the provisions of an Offering and those of the Plan (including interpretations, amendments, rules and regulations which may from time to time be promulgated and adopted pursuant to the Plan), the provisions of the Plan shall control.

25. Registration of Shares

The shares offered pursuant to the Plan will be registered with the SEC on Form S-8.

APPENDIX B

KNIGHT TRANSPORTATION, INC.
AMENDED AND RESTATED
2003 STOCK OPTION AND EQUITY COMPENSATION PLAN

Article 1
History and Purpose

1.1 **History**. Knight Transportation, Inc. (the "Company" or "Knight") has maintained a stock option plan for the benefit of officers, employees and directors since 1994. Grants under all prior plans have been broad-based and have been designed to align the interest of employees of the Company receiving grants with those of the Company's shareholders. On February 6, 2003, the Board of Directors of the Company (the "Board") approved the termination of all further stock grants under the Company's Amended and Restated Stock Option Plan adopted February 10, 1998 (the "1998 Plan"), effective as of May 31, 2003, subject to the Company's shareholders approval of the 2003 Plan, as hereinafter defined. As amended, the 1998 Plan permitted any issued and outstanding option grants to continue in force and effect in accordance with their terms, but no further options or stock grants were to be made under the 1998 Plan if the Company's shareholders approved the 2003 Plan. The Board also adopted, effective as of June 1, 2003, the Knight Transportation, Inc. 2003 Stock Option Plan (the "Plan" or the "2003 Plan"), subject to approval by the Company's shareholders at its annual meeting held in May, 2003. The Plan was approved by the Company's shareholders on May 21, 2003. The Plan was subsequently amended on March 3, 2005, to eliminate the grant of any NSO at less than fair market value and to include arbitration provisions. The Plan was further amended as of May 26, 2005, to increase the number of shares available for Stock Grants from 1,500,000 to 4,000,000 shares of Stock. By virtue of a stock split on November 30, 2005, the total number of shares of Stock available under the Plan was increased to 6,000,000. The Plan was further amended as of August 3, 2005, subject to shareholder approval, to limit to 650,000 the maximum number of shares of Stock subject to Stock Grants to a single individual in a calendar year, beginning with the calendar year ending December 31, 2005, to make certain administrative changes, and to restate the Plan in its entirety. The Plan was further amended effective as of January 1, 2007, to eliminate the automatic grant of Stock Options to Independent Directors, to provide that director's fees due to any Independent Director may be paid by Stock Grant, and to provide for the consent of the Compensation Committee prior to the sale of stock obtained through the exercise of certain Stock Grants while an individual is surviving as a Director of the Company. The Plan was further amended as of June 1, 2008, to increase the number of shares available for Stock Grants from 6,000,000 to 9,000,000 shares of Stock of which 200,000 shares of Stock are reserved for Stock Grants made to Independent Directors. The Plan was further amended as of February 11, 2009, subject to shareholder approval, to provide additional terms and administrative procedures applicable to Restricted Stock Grants, to authorize the issuance of Stock Appreciation Rights, and to restate the Plan in its entirety and rename the Plan the Knight Transportation, Inc. Amended and Restated 2003 Stock Option and Equity Compensation Plan.

This document sets forth the terms of the Plan, including, without limitation, the number of shares of Stock that are reserved for grants under the Plan and all other terms and conditions applicable to the Plan. This Plan and any options or rights granted hereunder are subject to approval by the Company's shareholders. The Plan will be submitted to shareholders for approval at the Annual Meeting of Shareholders to be held on May 21, 2009.

1.2 **Purpose**. The Plan has been adopted to: (a) provide certain key employees of the Company (as defined below) and selected independent contractors, consultants, and advisors who are important to the Company with an opportunity to purchase the common stock of Knight as an incentive to continue their employment or association with the Company and to work for the long-term growth, development, and financial success of the Company; and (b) attract, motivate, and retain the services of Independent Directors and critical employees of the Company and its subsidiaries and reward such employees by the issuance of Stock Grants so that these employees will contribute to and participate in the long-term performance of the Company.

Article 2
Definitions

2.1 **Defined Terms**. The following terms shall have the meanings set forth below, unless context otherwise requires:

"Appreciation Value" has the meaning stated in Section 8.3.

"Beneficiary" means the person or persons designated by a Participant as his beneficiary.

"Board of Directors" or "Board" means the Board of Directors of Knight.

"Code" means the Internal Revenue Code of 1986, as amended from time to time.

"Committee" means the Compensation Committee of the Board of Directors, which shall be appointed in accordance with the procedures described in Article 9.

"Company" means Knight and any subsidiary of Knight that is treated as a "subsidiary" under section 425 of the Code.

"Effective Date" means June 1, 2003, which shall be the date this Plan is effective, subject only to Section 10.20.

"Fair Market Value" has the meaning stated in Section 5.3(c).

"Knight" means Knight Transportation, Inc., an Arizona corporation, and its successors in interest.

"ISO" means an incentive stock option granted a Participant under Article 5 of this Plan and which qualifies as an incentive stock option under section 422 of the Code. To the extent this Plan has authorized the Committee to grant ISOs, this Plan shall be interpreted and construed so as to qualify as an incentive stock option plan under Section 422 of the Code and the regulations thereunder.

"Independent Director" means a director of the Company who is not an officer, employee or 10% shareholder of the Company.

"Independent Directors Plan" means the provisions applicable to Stock Grants made to Independent Directors set forth in Article 6.

"NSO" means any option granted under this Plan that is not an ISO.

"Participant" means any employee of the Company, any Independent Director, or any person who is eligible under Section 4.2 to participate in this Plan and who is selected by the Committee as a Participant in the Plan.

"Plan" means the Knight Transportation, Inc. the Knight Transportation, Inc. Amended and Restated 2003 Stock Option and Equity Compensation Plan, effective as of June 1, 2003, as amended and restated hereby.

"Plan Year" means the calendar year.

"Restricted Stock Grant" means the right granted a Participant under Article 7 of this Plan to purchase or receive Restricted Stock subject to such restrictions and conditions as are specified by the Committee. Any Stock Grant shall be evidenced by a writing executed by an authorized member of the Committee.

"Restricted Stock" means stock issued to a Participant pursuant to a Restricted Stock Grant.

"Stock" means the common stock of Knight, par value $0.01 per share.

"Stock Appreciation Right" or "SAR" means the right granted to a Participant under Article 8 of this Plan to receive an amount equal to the appreciation in a share of Stock from the grant date to the exercise date, which is evidenced by a writing executed by an authorized member of the Committee.

"Stock Option" means any ISO or NSO granted to a Participant under Article 5 of this Plan, which is evidenced by a writing executed by the Participant and by an authorized member of the Committee.

"Stock Grant" means the award of a Stock Option, a SAR, or a Restricted Stock Grant made under Article 5, Article 6, Article 7, or Article 8 of this Plan, as may be applicable.

"Stock Grant Agreement" means the written Agreement between the Company and a Participant evidencing a Stock Grant.

Article 3
Shares Reserved for Grants; Adjustment to Shares

3.1 **Shares Reserved For Stock Grants**. There are reserved and available for the issuance and exercise of presently outstanding and future Stock Grants made under this Plan, 9,000,000 shares of the Company's authorized but unissued Stock, plus or minus any adjustments to such reserved shares authorized by this Plan. Of the total number of shares reserved for Stock Grants under this Plan, 200,000 shares of Stock are reserved for the issuance of presently outstanding and future Stock Grants made under the Independent Directors Plan set forth in Article 6 of the Plan. The balance of the shares are reserved for Stock Grants awarded under any other provision of this Plan; provided, however, that in no event shall the aggregate number of shares of Stock subject to all Stock Grants made under this Plan since inception exceed 9,000,000 shares of Stock, adjusted as described in Section 3.2, below.

3.2 **Adjustment to Shares**. The aggregate number of shares of Stock which may be issued pursuant to Stock Grants made under this Plan shall be automatically adjusted, without further action by the Board or the shareholders of the Company, to reflect changes in the capitalization of the Company, such as stock dividends, stock splits, reverse stock splits, subdivisions, reorganizations or reclassification, or any similar recapitalization that affects or modifies the number of shares of Stock issued and outstanding at any time.

3.3 **Number of Stock Grants; Partial Exercise**. More than one Stock Grant may be made to the same Participant, and may be made in the form of Stock Options, Restricted Stock Grants, SARs or any combination thereof. Stock Grants may be subject to partial exercise, as the Committee may in its discretion determine. If any Stock Grant made under this Plan expires, is terminated, or canceled without being exercised, or after being partially exercised, the shares of Stock allocated to the unexercised portion of a Stock Grant shall revert to the pool of shares reserved in Section 3.1 and shall again be available for Stock Grants made under this Plan.

Article 4
Plan Eligibility

4.1 **General**. The Committee, subject to the following limitations, shall from time to time designate from among the Company's employees those persons who will be Participants in this Plan, subject to the following rules:

4.2 **Eligibility for Participation in Plan**. The following natural persons are eligible to participate in the Plan: (i) full or part time employees of the Company, who, in the sole judgment of the Committee, are qualified by position, training, ability, and responsibility to contribute substantially to the progress of the Company and have a material, positive effect on the results of the operations of the Company; (ii) key independent contractors, consultants, or advisors who perform bona fide services for the Company which are not in connection with any offer or sale of securities in a capital raising transaction and who do not directly or indirectly promote or maintain a market for the Company's stock; and (iii) directors of the Company shall be eligible to participate in the Plans described in Article 5, Article 6, Article 7 and Article 8, as applicable.

4.3 **Independent Directors Plan**. Independent Directors of the Company shall be automatically eligible to receive Stock Grants under Article 5, Article 7, and Article 8, subject to the provisions of the Independent Directors Plan described in Article 6.

Article 5
Stock Option Plan

5.1 **Award of Stock Option**. The Committee may award Stock Grants to a Participant in the form of Stock Options, including, without limitation, "ISOs" or "NSOs," under this Article 5, or any combination thereof. At the time a Stock Option is awarded under this Article 5, the Committee shall designate the number of shares of Stock subject to the grant and indicate whether such grant is an ISO or an NSO.

5.2 **ISOs**. The following rules shall apply to any Stock Options granted as ISOs, in addition to any other provisions of this Plan that may be applicable.

(a) **Employees Only**. An ISO may only be awarded to a person who is an employee of the Company.

(b) **Fair Market Value of ISO**. The aggregate fair market value of Stock subject to an ISO granted under this Article 5 (determined without regard to this Section 5.2) exercisable for the first time by any Participant during any calendar year (under all plans of the Company) shall not exceed $100,000. The preceding sentence shall be applied by taking ISOs into account in the order in which they were granted hereunder. If any ISO is granted that exceeds the limitations of this Section 5.2 at the first time it is exercisable, it shall not be invalid, but shall constitute, and be treated as, an NSO to the extent of such excess. For purposes of this Plan, the fair market value of the Stock subject to any ISO shall be determined by the Committee without regard to any restriction other than a restriction which, by its terms, will never lapse.

(c) **Disposition of ISO Stock.** No Stock issued in connection with a Participant's exercise of an ISO that is disposed of by the Participant within two (2) years after the date the option is granted or within one (1) year after the date such Stock is issued to the Participant will remain eligible for treatment as an ISO; provided, however, unless otherwise provided in the Stock Grant Agreement, these holding periods shall not apply if the Stock Option is exercised after the death of a Participant by the estate of such Participant, or by a person who acquired the right to exercise such option by bequest or inheritance or by reason of the death of a deceased Participant.

(d) **Insolvent Participants**. A disposition of Stock described in Section 422(c)(3) of the Code, which was acquired pursuant to the exercise of an ISO, shall not constitute a disposition of Stock in violation of Section 5.2(c).

(e) **Construction**. Any ISO granted under this Plan shall be construed to meet the requirements of Section 422 of the Code and the regulations thereunder.

5.3 **Option Price.**

(a) A Stock Option granting an ISO shall state the exercise price of the option, shall not be less than 100% of the fair market value of the optioned Stock on the date the ISO is granted, as provided below. In the case of a Participant who, at the time the ISO is granted, owns shares of Stock possessing more than 10% of the total combined voting power of all classes of stock of the Company (or any parent or subsidiary), the exercise price of such ISO shall be not less than 110% of the fair market value of Stock on the date the option is granted, and, in no event, shall such option be exercisable after the expiration of five (5) years from the date such option is granted.

(b) The exercise price of an NSO or any Stock Option granted to a director under Article 6 shall not be less than 100% of the fair market value of a share of the Stock as of the date of grant.

(c) For purposes of this Plan, the fair market value of a share of Stock (the "Fair Market Value") shall equal the closing price of such Stock on the date the Stock Grant is made, as reported by the New York Stock Exchange ("NYSE"). If for any reason the closing price is not available, then the Fair Market Value of a share of Stock may be determined as the mean of the highest and lowest quoted selling prices for such Stock on the date preceding the date of grant, as reported by the NYSE. If for any reason the Company's Stock is not publicly traded on a national securities market, or not listed on the NYSE, the Committee shall evaluate all factors which the Committee believes are relevant in determining the Fair Market Value of a share of Stock and, the Committee, in good faith in exercising its business judgment, shall establish the Fair Market Value of the Stock as of the date an option is granted.

5.4 **Limitation on Period in Which to Grant or Exercise Options**. No ISO shall be granted under this Plan more than ten (10) years after the earlier of (i) the date the Plan is initially adopted by the Board or (ii) the date the Plan is approved by the shareholders of the Company. Any Option Grant, other than an ISO, made under the Plan may be exercised within any reasonable term and may be granted any time prior to the termination or expiration of the Plan. In no event shall an ISO granted under this Plan be exercised after the expiration of ten (10) years from the date such ISO is granted. Any provision of this Plan to the contrary notwithstanding, the Committee may, in its sole discretion, grant any Participant an NSO which, if provided in the Stock Grant Agreement, may be exercised after the termination of the Participant's employment with the Company.

Article 6
Independent Directors Plan

6.1 **Termination of Independent Director Option**. Except as otherwise provided in any written agreement between the Company and the Independent Director, any NSO granted to an Independent Director under this Plan will expire on the earlier of (i) ten (10) years after the date of grant; (ii) one (1) year after such Independent Director terminates his services as a director of the Company; (iii) the expiration date stated in the Stock Grant Agreement (as this term is defined in the Plan); or (iv) any earlier date provided in this Article 6.

6.2 **Holding Period**. The Compensation Committee may require that restrictions be placed on the sale of any Stock obtained through the exercise of a Stock Grant made to an Independent Director.

6.3 **Existing Options**. All Stock Grants made by the Company to Independent Directors, including Stock Options issued prior to the date hereof, shall be subject to the terms and conditions of this Article 6. All Stock Grants made to an Independent Director shall be made at the Fair Market Value of the Stock, as of the date of the grant.

6.4 **Payment of Director's Fees in Stock**. The Company may issue, at the discretion of the Board, Stock Grants to Independent Directors as compensation to such Independent Directors for services, based on the Fair Market Value of the Company's Stock, as provided in Section 5.3(c) above.

Article 7
Restricted Stock

7.1 **Award of Restricted Stock**. The Committee may award Stock Grants to a Participant in the form of Restricted Stock, and shall designate the number of shares of Restricted Stock subject to the grant. Stock Grants of Restricted Stock may be made as either an outright grant of Stock for services rendered or as the grant of a right to purchase Restricted Stock.

7.2 **Price or Valuation of Stock Subject to a Restricted Stock Grant**. The purchase price or value assigned to Restricted Stock issued under a Restricted Stock Grant shall not be less than 100% of its Fair Market Value, as provided in Section 5.3(c), as of the date of the Stock Grant.

7.3 **Vesting**. A Restricted Stock Grant shall be subject to the vesting schedule established by the Committee and specified in the Participant's Stock Grant Agreement.

7.4 **Restrictions**. Each share of Restricted Stock issued to a Participant under this Article 7 shall be subject to such terms, conditions and restrictions as are established by the Committee and provided in the Participant's Stock Grant Agreement, including, without limitation, restrictions concerning voting rights, transferability, forfeiture, vesting and restrictions applicable in the event of a Participant's termination as an employee or Director of the Company. The Committee may, in its sole discretion, remove or waive any or all of the restrictions imposed by a Stock Grant Agreement if it determines such removal is appropriate.

Article 8
Stock Appreciation Right Plan

8.1 **Award of SAR.** The Committee may award Stock Grants to a Participant in the form of SARs. Any Stock Grant awarding SARs shall designate the number of SARs subject to the grant.

8.2 **Exercise of SAR.** SARs shall be exercisable, in whole or in part, at such times as the Committee specifies in the Participant's Stock Grant Agreement.

8.3 **Appreciation.** Each SAR shall entitle the Participant, upon exercise, to an amount equal to the greater of: (a) the Fair Market Value of a share of Stock, as provided in Section 5.3(c), on the date of exercise; over (b) the Fair Market Value of a share of Stock on the date the SAR is granted ("Appreciation Value").

8.4 **Form of Settlement**. The Appreciation Value Payable to a Participant upon the exercise of one or more SARs may be paid to the Participant either in cash or Stock, or any combination of cash and Stock, as the Stock Grant Agreement may provide. If settled in cash, the amount paid to the Participant shall be the Appreciation Value determined under Section 8.3. If settled in Stock, the Company shall issue to the Participant the number of whole shares of Stock equal to (a) the Appreciation Value, divided by (b) the Fair Market Value of a share of Stock on the exercise date; any fractional shares shall be settled in cash. No dividend or other distribution right shall attach to any SAR. The Company's settlement in full of any SAR shall extinguish any further liability the Company has to a Participant with respect to such SAR.

Article 9
Administration

9.1 **Compensation Committee**. This Plan shall be administered by the Committee. The Committee shall serve at the pleasure of the Board, and the Board may, from time to time, remove members from, or add members to, the Committee. The Committee shall include a minimum of two (2) Independent Directors. Vacancies on the Committee, however caused, shall be filled by the Board. No member of the Committee shall participate in or take any action with respect to any Stock Grant made with respect to such member, except as otherwise provided herein. The Committee may appoint delegates to act for and on its behalf. The Committee shall select one of its members as Chairman and shall hold meetings at such times and places as the Committee may determine. A majority of the Committee at a meeting at which a quorum is present, or acts reduced to or approved in writing by a majority of the members of the Committee, shall be valid acts of the Committee. No member of the Board or the Committee shall be liable for any action or determination made in good faith with respect to this Plan or any option granted hereunder.

9.2 **Administration of the Plan.**

(a) The Committee may adopt rules and procedures for administration of the Plan, to the extent such rules and procedures are not inconsistent herewith. Subject to the provisions of this Plan, the Committee shall have the sole, final, and conclusive discretion and authority to construe and interpret the Plan, including, without limitation, authority to determine:

(1) Those persons who will become Participants and the terms and conditions of their eligibility;

(2) The nature and amount of such Stock Grants;

(3) All terms and conditions of each Stock Grant, including, without limitation:

(i) The number of shares of Stock for which a Stock Grant is made;

(ii) Subject to the limitations set forth in this Plan, the price to be paid for Stock upon exercise of a Stock Grant;

(iii) The terms and conditions of the exercise;

(iv) The terms of payment of the exercise price or purchase of a Stock Grant; provided that the exercise or purchase price of a share of Stock subject to a Stock Grant shall not be less than the Fair Market Value of such shares as of the date of grant;

(v) Any conditions to which the grant or its exercise may be subject;

(vi) Any vesting or forfeiture provisions applicable to any Stock Grant; and

(vii) Any restrictions or limitations placed on Stock issued pursuant to the exercise of a Stock Grant.

(b) The Committee may provide that any Stock Grant may be exercised as a "cashless" Stock Grant, including any arrangement whereby any dealer associated with the Financial Industry Regulatory Authority, upon an irrevocable election by a Participant to exercise any Stock Grant, either (i) commits to loan the Participant the exercise price of the stock and forwards it to the Company, or (ii) establishes a margin commitment with the Participant to pay the exercise price of the Stock Grant to the Company, except to the extent any such arrangement is prohibited by the Sarbanes Oxley Act of 2002 and the Securities and Exchange Act of 1934.

(c) Any provision of this Plan to the contrary notwithstanding, subject to the overall limitation of Section 3.1 on shares of Stock that are reserved for the issuance of Stock Grants under the Plan, the maximum number of shares of Stock issuable with respect to Stock Grants awarded to any Participant during any calendar year, beginning with calendar year 2005, shall not exceed, in the aggregate, 650,000 shares of Stock. The maximum number of shares of Stock issuable with respect to Stock Grants awarded to any Participant during any calendar year under this Section 9.2(c) shall be subject to adjustment as provided in Section 3.2 for stock dividends, stock splits, reserve stock splits and similar transactions.

Article 10
General Provisions

10.1 **Grant Agreement**. Each Stock Grant made under this Plan shall be evidenced by a Stock Grant Agreement and shall be executed by the Company and the Participant. The Stock Grant Agreement shall contain any terms and conditions required by this Plan and such other terms and conditions as the Committee, in its sole discretion, may require, including, without limitation, restrictions on the transferability of any Stock which are not inconsistent with the Plan.

10.2 **Option or Purchase Price**. Stock Grants, once made, shall not be repriced.

10.3 **Mergers or Consolidations**. If the Company at any time dissolves or undergoes a reorganization, including, without limitation, a merger or consolidation with any other organization, in any manner or form whatsoever, and the Company is not the surviving organization and the surviving organization does not agree to assume the Stock Grants granted pursuant to this Plan or to substitute options in place thereof, the Stock Grants made under this Plan may be terminated, subject to the procedures set forth in this Article 10. Prior to any termination of this Plan or the Stock Grants made hereunder, each Participant holding an outstanding Stock Grant not yet exercised shall be notified of such termination and shall be provided a reasonable period of not less than fifteen (15) days in which to exercise such Stock Option prior to its termination, to the extent such option is then exercisable. In the event of a merger or consolidation, the Committee may, in its sole discretion, authorize the exercise of such Stock Grants or accelerate the vesting of such Stock Grant, or both. Any Stock Grant not exercised in accordance with such prescribed terms and conditions shall terminate as of the date specified by the Committee, and simultaneously, the Plan itself shall be terminated without further order of the Company or the Board of Directors.

10.4 **Termination of Employment**. Except as provided in Sections 5.4, 6.2, or as otherwise permitted by this Plan (or any Stock Grant Agreement), any Stock Grant made pursuant to this Plan shall immediately terminate upon a Participant's termination of employment with the Company, unless (i) such termination of employment occurs by reason of the death or retirement (including early retirement, if approved by the Committee) of the Participant, or (ii) on account of the permanent and total disability of the Participant (as such term is defined in Section 22(e)(3) of the Code and the regulations therein); or (iii) with the approval of Committee. Upon retirement (including early retirement), a Participant (or the administrator or conservator of the Participant's estate) may, subject to Section 5.4 of the Plan, or the provisions of the Stock Grant Agreement, exercise any Stock Grant in full within three (3) months of retirement or, if the Participant retired or terminated employment on account of "permanent and total disability" (as that term is defined in Section 22(e)(3) of the Code), within one (1) year of retirement. If a Participant dies while in the employment of the Company or within three (3) months after retirement, the Participant's personal representative or other person who acquires the right to exercise such Stock Grant by bequest, inheritance, or by reason of the death of the deceased Participant, may, subject to Section 5.4 of the Plan or any contrary provision of the Stock Grant Agreement, exercise the option in full within one (1) year from the date of the Participant's death; provided that if such exercise period would disqualify an ISO as an incentive stock option under Section 422 of the Code, the Stock Option shall be treated as an NSO.

10.5 **Payment for Stock**. The exercise price for any shares of Stock acquired through the whole or partial exercise of any Stock Grant shall be paid in full in cash or immediately available funds, or in Stock with a current market value equal to all or a part of the exercise price, or both.

10.6 **Compliance With Applicable Laws and Regulations**. Stock Grants made under this Plan shall contain such provisions with respect to compliance with applicable federal and state law as the Committee, with the advice of the Company's counsel, may deem appropriate, including, without limitation, any provision necessary to comply with state or federal securities laws.

10.7 **No Right to Employment**. Designation of an employee as a Participant in this Plan for any purpose shall not confer on the employee the right to continue in the employment of the Company or any right to receive a Stock Grant for any Plan Year.

10.8 **Taxes**. A Participant shall be responsible for paying any taxes with respect to a Stock Grant. The Company is hereby authorized to deduct any taxes that may be applicable from the dollar value of any Stock Grant to a Participant, including, without limitation, FICA, FUTA, and any required income tax withholding, and the Company may effect any such withholding by reducing the number of shares of Stock acquired upon the issuance or exercise of any Stock Grant by the amount of such FICA, FUTA, or other tax liability, or may make other reasonable arrangements for the payment of any such tax liability.

10.9 **Expenses**. All expenses incurred in connection with the administration of this Plan shall be borne by the Company, except as any Stock Grant Agreement may otherwise provide.

10.10 **Unfunded Benefits**. Nothing in this Plan shall be construed as requiring the Company to establish a trust or to find this Plan, or to create a trust of any kind or any fiduciary relationship between the Company and any Participant, employee or Beneficiary.

10.11 **Transferability**. Except as otherwise expressly permitted by this Plan, no Stock Grant made under this Plan shall be transferable by the Participant other than by will or by the laws of descent and distribution. During a Participant's lifetime, a Stock Grant made hereunder shall be exercisable only by the Participant and only if at all times during the period of time beginning on the date the Stock Grant is made and ending on the day three months (or one year, in the case of an employee or Independent Director who retires on account of becoming "permanently and totally disabled" within the meaning of that term under section 22(e)(3) of the Code) before the date of exercise of such Stock Grant, such Participant was an employee or director of the Company (or a corporation or a parent corporation or subsidiary corporation of a corporation assuming an option in a transaction to which section 424(a) of the Code applies).

10.12 **Expiration Date of Plan**. If not earlier terminated, this Plan shall expire on February 5, 2013. In no event shall any Stock Option be granted under this Plan after February 5, 2013. In no event shall any ISO be granted under this Plan after February 5, 2013.

10.13 **Corporate Action**. The issuance of a Stock Grant pursuant to this Plan shall not affect in any way the right or power of the Company to make adjustments, reclassifications, reorganizations, or changes of any kind to its capital or business structure or to merge, consolidate, dissolve, liquidate, sell or transfer all or any part of its business or assets.

10.14 **Rights as a Shareholder**. A Participant shall have no rights as a shareholder of the Company with respect to any shares of Stock subject to a Stock Grant made hereunder until the date of the issuance of the Stock to the Participant. Stock issued in connection with or as part of any Stock Grant shall be considered issued, for the purposes of voting and dividend rights, as of the date the Stock is reflected as issued on the Company's stock books. Except as provided in Section 3.2, no adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities, or other property) or distributions or other rights for which the record date precedes the date Stock is issued to a Participant.

10.15 **Paperless Grant**. Each share of Stock issued pursuant to the exercise or settlement of a Stock Grant may be issued only in paperless form and recorded on the books of the Company (together with any restrictions applicable thereto). In no event shall any physical stock certificates be issued to a Participant, if the Participant is not fully vested in the Stock or if the Stock Grant (or any underlying Stock) is subject to any restrictions. In no event shall any SAR have any voting rights.

10.16 **Investment Purpose**. Unless the Stock received pursuant to a Stock Grant issued under this Plan is registered with the Securities and Exchange Commission, or an exemption from registration is available, each Stock Grant is subject to the condition that the issuance of the Stock Grant and any Stock issued upon exercise of the Stock Grant is for investment purposes only, and not with a view to the subsequent resale or distribution of such Stock.

10.17 **Investment Letter**. The Compensation Committee may require that any Participant exercising a Stock Grant, as a condition to such exercise, execute and deliver to the Company an investment letter in such form as the Committee, may from time to time require.

10.18 **Termination or Amendment of the Plan**. The Board may terminate, suspend, discontinue, modify or amend this Plan in any respect whatsoever, except that, without approval of the shareholders of the Company, no such revision or amendment shall change the number of shares of Stock of the Company subject to the Plan, change the designation of the class of employees eligible to receive options, decrease the price at which options may be granted or remove the administration of the Plan from the Committee.

10.19 **Application of Funds**. The proceeds received by the Company from the sale of shares of Stock pursuant to the exercise of Stock Grants shall be used for general corporate purposes.

10.20 **Obligation to Exercise Grant**. A Stock Grant made hereunder shall impose no obligation on the Participant to exercise such grant.

10.21 **Approval of Shareholders: Termination of Plan**. This Plan is effective as of June 1, 2003. This Plan, as amended and restated hereby, is effective as of February 11, 2009, subject to the approval of the Company's shareholders prior to February 10, 2010. The Committee may cause Stock Grants to be made under the Plan, subject to the Plan being approved by the Company's shareholders within the period described above.

10.22 **Registration of Plan**. No rights granted under the Plan may be exercised to any extent unless the Plan (including Stock granted and Stock issued thereunder) is covered by a registration statement filed with the Securities and Exchange Commission that is effective pursuant to the Securities Act of 1933. No rights granted under the Plan may be offered or exercised until the Plan is subject to such an effective registration statement. Until the Plan is so registered, no rights granted under the Plan shall be exercised.

10.23 **Governing Law**. The Plan shall be governed by and construed under the laws of the State of Arizona.

10.24 **Arbitration of Disputes**. The Federal Arbitration Act applies and governs the arbitration provisions of the Plan. Any disputes between or among the Company (including its subsidiaries, affiliates, or successors) and Participants (collectively, the "Parties") with respect to the terms of the Plan, including, without limitation, the scope of this arbitration, shall be subject to arbitration pursuant to the rules of the American Arbitration Association governing commercial disputes. Arbitration shall occur in Phoenix, Arizona. Judgment on any arbitration award may be entered in any court having jurisdiction. If any person asserts a claim in excess of $300,000, any party to the arbitration proceeding may request that the arbitration be heard by a panel of three arbitrators and, if so requested, the arbitration decision shall be made by a majority of the three arbitrators. The Company shall pay the cost of arbitration, but if the Company is the prevailing party in the arbitration, the Company shall have the right to recover from the Participant all costs of arbitration. **THE PARTIES SHALL EXPRESSLY AGREE TO ARBITRATION AND WAIVE ANY RIGHT TO TRIAL BY JURY EITHER PARTY MAY HAVE BY EXECUTING THE STOCK OPTION AGREEMENT.** Nothing in the Plan or any Stock Grant Agreement between the Company and any Participant shall limit or restrict any self-help remedy, including, without limitation, any right of offset a Party may have. The Party prevailing in any arbitration shall be entitled to payment of all legal fees and costs (including court costs), and all costs of arbitration, regardless of whether such costs are recoverable under applicable law.

KNIGHT
TRANSPORTATION

Your Hometown National Carrier℠

2008 ANNUAL REPORT TO OUR SHAREHOLDERS

This 2008 Annual Report to our Shareholders contains an overview of Knight Transportation's business, as well as information regarding Knight Transportation's operations during fiscal 2008 and other information that our shareholders may find useful. Our 2008 Annual Report includes certain items from our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed with the U.S. Securities and Exchange Commission on February 28, 2009. Please note, however, that the 2008 Annual Report on Form 10-K is not incorporated by reference into this 2008 Annual Report.

BUSINESS

This Annual Report contains certain statements that may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are subject to the safe harbor created by those sections. All statements, other than statements of historical fact, are statements that could be deemed forward-looking statements, including without limitation: any projections of earnings, revenues, or other financial items; any statement of plans, strategies, and objectives of management for future operations; any statements concerning proposed new services or developments; any statements regarding future economic conditions or performance; and any statements of belief and any statement of assumptions underlying any of the foregoing. Such statements may be identified by their use of terms or phrases such as "believe," "may," "could," "expects," "estimates," "projects," "anticipates," "intends," and similar terms and phrases. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, which could cause future events and actual results to differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section entitled "Risk Factors," set forth below. Readers should review and consider the factors discussed in "Risk Factors," along with various disclosures in our press releases, stockholder reports, and other filings with the Securities and Exchange Commission.

All such forward-looking statements speak only as of the date of this Annual Report. You are cautioned not to place undue reliance on such forward-looking statements. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with regard thereto or any change in the events, conditions, or circumstances on which any such statement is based.

References in this Annual Report to "we," "us," "our," "Knight," or the "Company" or similar terms refer to Knight Transportation, Inc. and its consolidated subsidiaries.

General

Our headquarters are located in Phoenix, Arizona. The transportation services we provide are primarily asset-based dry van truckload and temperature controlled truckload carrier services, along with non-asset-based brokerage services. Through our asset-based and non-asset-based capabilities we are able to transport, or can arrange for the transportation of, general commodities for customers throughout the United States. We generally focus our dry van operations on regional short-to-medium lengths of haul. Our temperature controlled centers operate in larger geographic areas with longer lengths of haul as compared to our dry van operations. As of December 31, 2008, we operated 35 asset-based service centers (consisting of 29 dry van and six temperature controlled service centers) and 12 non-asset-based brokerage branches. Our brokerage branches enable us to expand our customer service offerings by providing non-asset-based capability to manage our customers' freight when the shipments do not fit our asset-based model. The main factors that affect our results are the number of tractors we operate, our revenue per tractor (which includes primarily our revenue per total mile and our number of miles per tractor), and our ability to control our costs.

We have determined that we have two operating segments. Our operating segments consist of (i) our truckload transportation (asset-based) segment and (ii) our brokerage segment (non-asset-based). Our asset-based, truckload transportation segment includes our dry van, temperature controlled, and drayage operations with service centers located throughout the United States. Each of the asset-based service centers have similar economic characteristics, as they all provide truckload carrier services of general commodities to a similar class of customers. As a result, we have determined that it is appropriate to aggregate these service centers into one reportable operating segment consistent with the guidance in SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Accordingly, we have not presented separate financial information for each of these service centers. We have also determined that our brokerage subsidiary qualifies as an operating segment under SFAS No. 131. However, because its results of operations are not material to our consolidated financial statements as a whole, we have not presented separate financial information for this segment. For the year ended December 31, 2008, the brokerage segment accounted for 5.3% of our consolidated revenue, 1.8% of our consolidated net income, and 1.0% of our consolidated assets. Revenue from our brokerage segment, including intercompany transactions and fuel surcharge, for the year ended December 31, 2008 was $41.0 million, compared to $29.0 million a year ago. Net income for our brokerage segment was approximately $1.0 million for the year ended December 31, 2008, compared to $0.6 million a year ago, and our brokerage segment had assets at December 31, 2008 of $6.4 million, compared to $4.6 million a year ago.

Operations

Our operating strategy for our asset-based activities is to achieve a high level of asset utilization within a highly disciplined operating system while maintaining strict controls over our cost structure. To achieve these goals, we operate primarily in high-density, predictable freight lanes in select geographic regions, and attempt to develop and expand our customer base around each of our service centers. This operating strategy allows us to take advantage of the large amount of freight transported in regional markets. Our decentralized service centers enable us to better serve our customers and work more closely with our driving associates. We operate a modern fleet to appeal to drivers and customers, decrease maintenance expenses and downtime, and enhance our operating efficiencies. We employ technology in a cost-effective manner to assist us in controlling operating costs and enhancing revenue. Our operating strategy for our non-asset-based activities is to match quality capacity with the shipping needs of our customers. Our goal is to increase our market presence significantly, both in existing operating regions and in other areas where we believe the freight environment meets our operating strategy, while seeking to achieve industry-leading operating margins and returns on investment.

Our operating strategy includes the following important elements:

Operations. At December 31, 2008, we operated 29 asset-based dry van service centers, six asset-based temperature controlled service centers, and 12 non-asset-based brokerage branches. We concentrate our asset-based freight operations within an approximate 1,000 mile radius of our service centers, with an average length of haul in 2008 of approximately 518 miles. We believe that regional operations offer several advantages, including:

- obtaining greater freight volumes, because approximately 80% of all truckload freight moves in short-to-medium lengths of haul;
- achieving higher revenue per mile by focusing on high-density freight lanes to minimize non-revenue miles and offer our customers a high level of service and consistent capacity;
- enhancing safety and driver recruitment and retention by allowing our drivers to travel familiar routes and return home more frequently; and
- enhancing our ability to provide a high level of service to our customers.

Operating Efficiencies. Our company was founded on a philosophy of maintaining operating efficiencies and controlling costs. We maintain a simplified operation that focuses on operating in particular geographical markets. This approach allows us to concentrate our marketing efforts to achieve higher penetration of our targeted service areas. We maintain a modern tractor and trailer fleet in order to obtain operating efficiencies and attract and retain drivers. A generally compatible fleet of tractors and trailers simplifies our maintenance procedures and reduces parts supplies. We also regulate vehicle speed in order to maximize fuel efficiency, reduce wear and tear, and enhance safety.

Customer Service. We offer a high level of service to our customers, and we seek to establish ourselves as a preferred provider for many of our customers. For our asset-based services we allocate revenue equipment for customers in high-density lanes where we can provide them with a consistent supply of capacity as well as match our equipment to their needs. Our services include multiple stop pick-ups and deliveries, dedicated equipment and personnel, on-time pickups and deliveries within narrow time frames, specialized driver training, and other services. Brokerage services are tailored to meet our customers' needs. We price our services commensurately with the level of service our customers require and the conditions in market demand. By providing customers a high level of service, we believe we avoid competing solely on the basis of price.

Using Technology that Enhances Our Business. We purchase and deploy technology when we believe that it will allow us to operate more efficiently and the investment is cost-justified. We use a satellite-based tracking and communication system to communicate with our drivers, to obtain load position updates, to manage our fleets, and to provide our customers with freight visibility. We have installed Qualcomm's satellite-based tracking technology in substantially all of our tractors, which allows us to rapidly respond to customer needs and allows our drivers efficient communications with our service centers. The majority of our trailers are equipped with GE VeriWise (formerly known as Terion) trailer-tracking technology that allows us to more effectively manage our trailers. We have automated many of our back-office functions, and we continue to invest in technology where it allows us to better serve our customers and improve efficiency.

We were pleased that our refrigerated truckload business and our brokerage business (on highway and rail) continued to complement our core dry van truckload business, while standing on their own from the standpoint of profitability and returns. These businesses, established in 2004 and 2005, respectively, contributed meaningfully to our results and reflect our strategy to bring complementary services to our customers that also bring operational and economic benefits for us. We continue to explore additional opportunities to enhance our services to customers, including our recent drayage activities – the transportation of containerized cargo between ocean ports or rail ramps and shipping docks.

Growth Strategy

Our growth strategy is focused on the following four key areas:

Opening service centers in new geographic regions and expanding existing service centers. Historically, a substantial portion of our revenue growth has been generated by our expansion into new geographic regions through the opening of additional service centers. We believe there will be significant opportunities to further increase our business in the short-to-medium haul market by opening additional service centers and branches, both asset-based and non-asset-based, while expanding our existing service centers and branches.

Strengthening our customer relationships. We market our services to both existing and new customers in freight lanes that complement our existing operations. We seek customers who will diversify our freight base. We market our dry van truckload, temperature-controlled truckload, and brokerage services to existing customers who may have need for, but do not currently use, multiple services from us.

Opportunities to make selected acquisitions. We are continuously evaluating acquisition opportunities. Since 1999, we have acquired four short-to-medium haul truckload carriers or have acquired substantially all of the trucking assets of such carriers, including: Phoenix, Arizona-based Roads West Transportation, Inc. acquired in 2006; Idaho Falls, Idaho-based Edwards Bros., Inc., acquired in 2005; Gulfport, Mississippi-based John Fayard Fast Freight, Inc., acquired in 2000; and Corsicana, Texas-based Action Delivery Service, Inc., acquired in 1999. Although most of our growth has been internal, we continue to evaluate acquisition opportunities.

Diversifying our service offerings. Our largest operation is in our historical base of regional, dry van truckload carriage. In 2004, we expanded our service offering to include temperature-controlled truckload services. In 2005, we expanded our service offering even further to include brokerage services. Our temperature-controlled truckload business and our brokerage business (on highway and rail) complement our core dry van truckload business, while standing on their own from the standpoint of profitability and returns. These businesses contribute meaningfully to our results and reflect our strategy to bring complementary services to our customers that also bring operational and economic benefits to us. In 2008, we began to explore the opportunity to enhance our services to customers, through drayage activities at the Southern California ports. Our brokerage services generated $41.0 million in revenue (including intercompany transactions and fuel surcharge), with very little capital investment. We will continue to leverage our nationwide footprint and expertise of providing synergies and adding value to our customers through our service offerings.

We have established a geographically diverse network that can support a substantial increase in freight volumes, organic or acquired. Our network and our business lines provide us with the ability to provide many solutions to our customers. We maintain the flexibility within our decentralized network to adapt to market conditions. A foundation of our company since inception has been an extreme focus on cost per mile. It is part of our culture and operating philosophy, and should continue to serve us well during challenging times.

Marketing and Customers

Our sales and marketing functions are led by members of our senior management team, who are assisted by other sales professionals. Our sales team emphasizes our high level of service, our ability to accommodate a variety of customer needs, and our financial strengths. Our marketing efforts are designed to match the shipping needs of our current and potential customers with our capacity in markets throughout the country.

We try to maintain a diversified customer base. For the year ended December 31, 2008, our top 25 customers represented approximately 40% of revenue; our top 10 customers represented approximately 25% of revenue; and our top 5 customers represented approximately 16% of revenue. No single customer represented more than 5% of revenue in 2008. Most of our truckload carriage contracts are cancelable on 30 days notice.

We seek to offer the service, value, and flexibility of a local provider, while possessing the capacity, strength, and dependability of a large company. As "Your Hometown National Carrier," we strive to offer customers and drivers personal service and attention through each service center, while offering integrated freight transportation nationwide and beyond through the scale of one of North America's largest trucking companies. We provide high service levels to a diversified base of full-truckload shippers across a broad range of industries and freight types. The short-to-medium haul segment of the truckload carrier market demands timely pickup and delivery and, in some cases, response on short notice. We try to obtain a competitive advantage by providing high quality services and consistent capacity to customers.

To be responsive to customers' and drivers' needs, we often assign particular drivers and equipment to prescribed routes, providing better service to customers, while obtaining higher equipment utilization. Our dedicated fleet services also may provide a significant part of a customer's transportation requirements. Under a dedicated carriage service agreement, we can provide drivers, equipment and maintenance, and, in some instances, transportation management services that supplement the customer's in-house transportation department.

Each of our service centers is linked to our corporate computer system in our Phoenix headquarters. The capabilities of this system enhance our operating efficiency by providing cost effective access to detailed information concerning equipment, shipment status, and specific customer requirements. The system also enables us to respond promptly and accurately to customer requests and assists us in matching available equipment with customer loads. We also provide electronic data interchange ("EDI") services to shippers desiring such service.

Drivers, Other Employees, and Independent Contractors

As of December 31, 2008, we employed 4,713 persons, of which 3,976 were drivers. None of our employees are subject to a union contract. It is our policy to comply with applicable equal employment opportunity laws, and we periodically review our policies and practices for equal employment opportunity compliance.

We are particularly grateful to our employees during the recent times of unprecedented volatility and uncertainty in the trucking industry, specifically, and the economy, generally. Their attention to detail, entrepreneurial spirit and commitment to our customers enable us to effectively utilize our decentralized business model. We believe that the depth of our employee talent within our service center network is one of our competitive advantages. Our front-line employees bring the hometown carrier benefits to our customers and drivers, while leveraging the substantial resource of our national network.

The recruitment, training, and retention of safe and qualified drivers are essential to support our continued growth and to meet the service requirements of our customers. We hire drivers who meet our objective guidelines relating primarily to their safety history, road test evaluations, and other personal evaluations, including physical examinations and mandatory drug and alcohol testing. In order to attract and retain safe drivers who are committed to the highest level of customer service, we build our operations for drivers around a team environment. We provide attractive and comfortable equipment, direct communication with senior management, competitive wages and benefits, and other incentives designed to encourage driver safety, retention, and long-term employment. Drivers are recognized for providing superior service and developing good safety records.

During 2008, we launched a wholly-owned subsidiary, Squire Transportation, LLC. Squire is a training company focused on developing skilled, productive, and safe drivers. Squire's mission is to provide our drivers with the skills necessary to have a driving career with us. Our first Squire program is located in Indianapolis, Indiana. At some point in the future we expect that industry supply and demand fundamentals will come back into balance. As they do, we can expect to see renewed pressure to recruit and retain qualified drivers. We believe that Squire will be very beneficial to us in this regard.

Our drivers generally are compensated on the basis of miles driven and length of haul. Drivers also are compensated for additional flexible services provided to our customers. Drivers and other employees are invited to participate in our 401(k) program and in our company-sponsored health, life, and dental plans. Our drivers and other employees who meet eligibility criteria also participate in our stock option plan. We have a broad-based stock option program with more than 900 participants at December 31, 2008.

We also maintain an independent contractor program. Because independent contractors provide their own tractors, the independent contractor program provides us an alternate method of obtaining additional revenue equipment. We intend to continue our use of independent contractors. As of December 31, 2008, we had agreements covering 185 tractors operated by independent contractors. Each independent contractor enters into a contract with us pursuant to which the independent contractor is required to furnish a tractor and a driver to load, transport, and unload goods we haul. We pay our independent contractors a fixed level of compensation based on the total of trip-loaded and empty miles. Independent contractors are obligated to maintain their own tractors and pay for their own fuel. We provide trailers for each independent contractor. We also provide maintenance services, for a charge, for our independent contractors who desire such services. In certain instances, we provide financing to independent contractors to assist them in acquiring revenue equipment. Our loans to independent contractors are secured by a lien on the independent contractor's revenue equipment. As of December 31, 2008, we had outstanding loans of $833,728 (net of allowance for doubtful accounts of $92,636) to independent contractors.

Revenue Equipment

As of December 31, 2008, we operated 3,514 company-owned tractors with an average age of 1.9 years. We also had under contract 185 tractors owned and operated by independent contractors. Our trailer fleet consisted of 9,155, 53-foot long, high cube trailers, including 620 temperature controlled trailers, with an average age of 4.4 years.

Growth of our tractor and trailer fleet is determined by market conditions and our experience and expectations regarding equipment utilization. In acquiring revenue equipment, we consider a number of factors, including economy, price, rate, environment, technology, warranty terms, manufacturer support, driver comfort, and resale value. We maintain strong relationships with our equipment vendors and the financial flexibility to react as market conditions dictate. In addition to being able to react to market conditions because of our financial flexibility, we believe we can react more fluidly to market conditions because our dry van and temperature controlled service centers function as smaller, decentralized operations.

We have adopted an equipment configuration that meets a wide variety of customer needs and facilitates customer shipping flexibility. We adhere to a comprehensive maintenance program that minimizes downtime and enhances the resale value of our equipment. We perform routine servicing and maintenance of our equipment at several of our service centers. Our current policy is to replace most of our tractors within 36 to 42 months after purchase and to replace our trailers over a five to ten year period. Changes in the current market for used tractors, regulatory changes, and difficult market conditions faced by tractor manufacturers, may result in price increases that may effect the period of time we operate our equipment.

In 2002, the Environmental Protection Agency ("EPA") implemented regulations limiting exhaust emissions. Regulations further limiting exhaust emissions became effective January 1, 2007, and become progressively more restrictive in 2010. In part to offset the costs of compliance with these requirements, some manufacturers have significantly increased new equipment prices, and further increases may result in connection with the implementation of the 2010 requirements. If new equipment prices increase more than anticipated, we may be required to increase our financing costs and/or retain some of our equipment longer, with a resulting increase in maintenance expenses. To the extent we are unable to offset any such increases in expenses with rate increases or cost savings, our results of operations would be adversely affected. In addition to increases in equipment costs, new engines generally have resulted in lower fuel mileage compared with older models and compliance with the new standards could result in further declines in fuel economy. If we are unable to offset resulting increases in fuel expenses with higher rates or surcharge revenue, our results of operations would be adversely affected.

Safety and Risk Management

We are committed to ensuring the safety of our operations. We regularly communicate with drivers to promote safety and instill safe work habits through media and safety review sessions. We also regularly conduct safety training meetings for our drivers, independent contractors, and non-driving personnel. We dedicate personnel and resources to ensure safe operation and regulatory compliance. We employ safety personnel at every operating location who are responsible for administering our safety programs. We employ technology to assist us in managing risks associated with our business. In addition, we have an innovative recognition program for driver safety performance and emphasize safety through our equipment specifications and maintenance programs. Our Vice President of Safety and Risk Management is involved in the review of all accidents.

We require prospective drivers to meet higher qualification standards than those required by the United States Department of Transportation ("DOT"). The DOT requires drivers to obtain commercial drivers' licenses and also requires that we maintain a drug and alcohol testing program in accordance with DOT regulations. Our program includes pre-employment, random, and post-accident drug testing. We are authorized by the DOT to haul hazardous materials. We require any driver who transports hazardous materials to have the proper endorsement and to be regularly trained as prescribed by DOT regulations. We also monitor our driver's compliance with the Department of Homeland Security's "Security Threat Assessment" regulation when applying for or renewing a hazardous material endorsement.

Our Chief Executive Officer, Chief Financial Officer, and Vice President of Safety and Risk Management are responsible for securing appropriate insurance coverage at competitive rates. The primary claims arising in our business consist of auto liability, including personal injury, property damage, physical damage, and cargo loss. We are insured against auto liability claims under a self-insured retention ("SIR") policy with retention ranging from $1.0 million to $1.5 million per occurrence. For the policy year from February 1, 2007 to January 31, 2008, our SIR was $1.5 million, and we are also responsible for an additional $1.5 million in "aggregate" losses for claims that exceed the $1.5 million SIR. For the policy year from February 1, 2008 to January 31, 2009, our SIR and our responsibility for the additional "aggregate" losses was reduced to $1.0 million. For the policy year from February 1, 2009 to January 31, 2010, our SIR was increased back to $1.5 million, and we no longer have responsibility for the additional "aggregate" losses. We have secured excess liability coverage up to $55.0 million per occurrence.

We are self-insured for workers' compensation claims up to a maximum limit of $500,000 per occurrence. We also maintain primary and excess coverage for employee medical expenses and hospitalization, with self retention level of $225,000 per claimant.

Competition

The trucking industry is highly competitive and fragmented. We compete primarily with other regional short-to-medium haul truckload carriers, logistics providers, and national carriers. Railroads and air freight also provide competition, but to a lesser degree. We also compete with other motor carriers for the services of drivers, independent contractors, and management employees. A number of our competitors have greater financial resources, own more equipment, and carry a larger volume of freight than we do. We believe that the principal competitive factors in our business are service, pricing (rates), and the availability and configuration of equipment that meets a variety of customers' needs.

The operating environment of the trucking industry in 2008 was challenging and reflected the broad-based economic weakness that is now widely known. Typical seasonal shipping patterns did not hold as volumes were uncharacteristically weak during the fourth quarter of 2008. 2008 marks the third consecutive year where a strong peak shipping season did not materialize. Price competition remained intense as carriers struggled to maintain equipment productivity.

Our industry is further challenged with lower demand and higher equipment availability as a result of many of our competitors pre-buying tractors before the more restrictive engine regulations took effect in 2007. We believe declining orders for new tractors and trailers, the exit of underperforming carriers from the market, and fleet downsizing by the larger truckload carriers will result in a more favorable balance of supply and demand in the future. While the timing and magnitude of improvements in the freight environment are difficult to predict, we believe that continuing to develop our service center network will position us favorably when the truckload freight market strengthens again.

Despite challenging freight conditions over the last three years, we are confident that we made the right strategic decision not to dramatically reduce our fleet size. Many large carriers have substantially reduced their fleets for either tactical or strategic reasons. Further, a substantial number of small and mid-sized carriers have been forced into bankruptcy due to tight credit, high and volatile fuel prices and challenging industry pricing. We believe that this dynamic could eventually set the stage for tighter industry capacity and more favorable rates, and we are optimistic about our competitive position and our ability to execute our model.

Regulation

Our operations are regulated and licensed by various government agencies. Our company drivers and independent contractors also must comply with the safety and fitness regulations of the United States Department of

Transportation ("DOT"), including those relating to drug and alcohol testing and hours-of-service. Such matters as weight and equipment dimensions are also subject to government regulations. We also may become subject to new or more restrictive regulations relating to emissions, drivers' hours-of-service, ergonomics, or other matters affecting safety or operating methods. Other agencies, such as the EPA and the Department of Homeland Security ("DHS"), also regulate our equipment, operations, and drivers.

The DOT, through the Federal Motor Carrier Safety Administration ("FMCSA"), imposes safety and fitness regulations on us and our drivers. New rules that limit driver hours-of-service were adopted effective January 4, 2004, and then modified effective October 1, 2005 (the "2005 Rules"). In July 2007, a federal appeals court vacated portions of the 2005 Rules. Two of the key portions that were vacated include the expansion of the driving day from 10 hours to 11 hours, and the "34-hour restart," which allowed drivers to restart calculations of the weekly on-duty time limits after the driver had at least 34 consecutive hours off duty. The court indicated that, in addition to other reasons, it vacated these two portions of the 2005 Rules because FMCSA failed to provide adequate data supporting its decision to increase the driving day and provide for the 34-hour restart. In November 2008, following the submission of additional data by FMCSA and a series of appeals and related court rulings, FMCSA published its final rule, which retains the 11 hour driving day and the 34-hour restart. However, advocacy groups may continue to challenge the final rule. We are unable to predict how a court may rule on such challenges and to what extent the new presidential administration may become involved in this issue. On the whole, however, we believe a court's decision to strike down the final rule would decrease productivity and cause some loss of efficiency, as drivers and shippers may need to be retrained, computer programming may require modifications, additional drivers may need to be employed or engaged, additional equipment may need to be acquired, and some shipping lanes may need to be reconfigured. We are also unable to predict the effect of any new rules that might be proposed if the final rule is stricken by a court, but any such proposed rules could increase costs in our industry or decrease productivity.

The Transportation Security Administration ("TSA") has adopted regulations that require determination by the TSA that each driver who applies for or renews his or her license for carrying hazardous materials is not a security threat. This could reduce the pool of qualified drivers, which could require us to increase driver compensation, limit our fleet growth, or let trucks sit idle. These regulations also could complicate the matching of available equipment with hazardous material shipments, thereby increasing our response time on customer orders and our non-revenue miles. As a result, it is possible we may fail to meet the needs of our customers or may incur increased expenses to do so.

Certain states and municipalities continue to restrict the locations and amount of time where diesel-powered tractors, such as ours, may idle, in order to reduce exhaust emissions. These restrictions could force us to alter our operations.

We are subject to various environmental laws and regulations dealing with the hauling and handling of hazardous materials, fuel storage tanks, emissions from our vehicles and facilities, engine idling, discharge and retention of storm water, and other environmental matters that import inherent environmental risks. We maintain bulk fuel storage and fuel islands at several of our service centers. Our operations involve the risks of fuel spillage or seepage, environmental damage, and hazardous waste disposal, among others. We have instituted programs to monitor and control environmental risks and assure compliance with applicable environmental laws. As part of our safety and risk management program, we periodically perform internal environmental reviews so we can achieve environmental compliance and avoid environmental risk. Our service centers and processes are designed to contain and properly dispose of hazardous substances and petroleum products which could be used or generated in connection with our business. We transport a small amount of environmentally hazardous materials and, to date, have experienced no significant claims for hazardous materials shipments. If we are found to be in violation of applicable laws or regulations, we could be subject to liabilities, including substantial fines or penalties or civil and criminal liability, any of which could have a materially adverse effect on our business and operating results.

Regulations further limiting exhaust emissions became effective both in 2002 and in 2007 and become progressively more restrictive in 2010. Compliance with such regulations has increased the cost of our new tractors and could impair equipment productivity, lower fuel mileage, and increase our operating expenses. These adverse effects, combined with the uncertainty as to the reliability of the newly designed diesel engines and the residual values of these vehicles, could materially increase our costs or otherwise adversely affect our business or operations.

In 2007, the Employee Free Choice Act of 2007: H.R. 800 ("EFCA") was passed in the U.S. House of Representatives. This bill, or a variation of it, could be enacted in the future and could have an adverse impact on our business. The EFCA aims to amend the National Labor Relations Act, by making it easier for workers to obtain union representation and increasing the penalties employers may incur if they engage in labor practices in violation of the National Labor Relations Act. The EFCA requires the National Labor Relations Board ("NLRB") to review petitions filed by employees for the purpose of creating a labor organization and to certify a bargaining representative without directing an election if a majority of the bargaining unit employees have authorized designation of the representative. The EFCA also requires the parties to begin bargaining within 10 days of the receipt of the petition, or longer time if mutually agreed upon. In addition, if the union and employer cannot agree upon the terms of a first collective bargaining agreement within 90 days, which can be extended by mutual agreement, either party can request federal mediation, which could lead to binding arbitration if an agreement still cannot be reached after an additional 30 days which can be extended by mutual agreement. EFCA would also require the NLRB to seek a federal injunction against an employer whenever there is reasonable cause to believe that the employer has discharged or discriminated against an employee to encourage or discourage membership in the labor organization, threatened to discharge or otherwise discriminate against an employee in order to interfere with, restrain, or coerce employees in the exercise of guaranteed collective bargaining rights, or engaged in any other related unfair labor practice that significantly interferes with, restrains, or coerces employees in the exercise of such guaranteed rights. The EFCA adds additional remedies for such violations, including back pay plus liquidated damages and civil penalties to be determined by the NLRB not to exceed $20,000 per infraction. Although we have never entered into a collective bargaining agreement with our employees, any attempt to organize by our employees could result in increased legal and other associated costs.

Seasonality

Results of operations in the transportation industry frequently show a seasonal pattern. Continued expansion of our operations throughout the United States could expose us to greater operating variances due to periodic seasonal weather in various regions, which variance could have a materially adverse effect on our operations.

Acquisitions, Investments, and Dispositions

We periodically examine investment opportunities in areas related to the transportation industry. Our investment strategy is to invest in industry related businesses that will strengthen our overall position in the transportation industry, minimize our exposure to start-up risk, and provide us with an opportunity to realize a substantial return on our investment. We are continuously evaluating acquisition opportunities. Since 1999, we have acquired four short-to-medium haul truckload carriers or have acquired substantially all of the trucking assets of such carriers, including: Phoenix, Arizona-based Roads West Transportation, Inc. ("Roads West") acquired in 2006; Idaho Falls, Idaho-based Edwards Bros., Inc., ("Edwards Bros.") acquired in 2005; Gulfport, Mississippi-based John Fayard Fast Freight, Inc., acquired in 2000; and Corsicana, Texas-based Action Delivery Service, Inc., acquired in 1999. Although most of our growth has been internal, we continue to evaluate acquisition opportunities.

As part of the Roads West acquisition, we purchased 133 tractors, 280 trailers, and certain miscellaneous other assets. We did not purchase cash or accounts receivable and did not assume any debts or liabilities of Roads West. The purchase price for the assets, including the full amount of the earn-out, was approximately $15.8 million. The total purchase price has been allocated to tangible and intangible assets acquired based on their fair market values as of the acquisition date. The acquisition has been accounted for in our results of operations since the acquisition date. The pro forma effect of the acquisition on our results of operations is immaterial.

With respect to the Edwards Bros. acquisition, we acquired 100% of the stock of Edwards Bros. In addition to the purchase price, the purchase agreement set forth certain conditions upon which we would be required to pay certain earn-out adjustments. During 2006, we paid $320,000 as an earn-out, which represented the final earn-out under the purchase agreement.

In 2003, we signed a partnership agreement with Transportation Resource Partners, LP ("TRP"), a company that makes privately negotiated equity investments. Per the original partnership agreement, we committed to pledge $5.0 million out of approximately $260.0 million. In early 2006, we increased the commitment amount to $5.5 million. Our investment in TRP is accounted for using the cost method as our level of influence over the operations of TRP is minor. At December 31, 2008, the carrying book balance of our investment in TRP was $3.7 million, and our ownership interest was approximately 2.3%. Our outstanding commitment to TRP was approximately $1.0 million as of December 31, 2008.

During the fourth quarter of 2008, we formed Knight Capital Growth, LLC and committed $15.0 million to invest in a new partnership managed and operated by the managers and principals of TRP. The new partnership, Transportation Resource Partners III, LP ("TRP III"), is focused on similar investment opportunities as TRP. As of December 31, 2008, we have contributed $120,000 to TRP III. Our outstanding commitment to TRP III was approximately $14.9 million as of December 31, 2008.

Other Information

We were incorporated in 1989 and our headquarters are located at 5601 West Buckeye Road, Phoenix, Arizona 85043. This Annual Report on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K, and all other reports filed with the Securities and Exchange Commission ("SEC") pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") can be obtained free of charge by visiting our website at www.knighttrans.com. Information contained on our website is not incorporated into this Annual Report on Form 10-K, and you should not consider information contained on our website to be part of this report.

Additionally, you may read all of the materials that we file with the SEC by visiting the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. If you would like information about the operation of the Public Reference Room, you may call the SEC at 1-800-SEC-0330. You may also visit the SEC's website at www.sec.gov. This site contains reports, proxy and information statements, and other information regarding our company and other companies that file electronically with the SEC.

RISK FACTORS

Our future results may be affected by a number of factors over which we have little or no control. The following discussion of risk factors contains forward looking statements as discussed in Item 1 above. The following issues, uncertainties, and risks, among others, should be considered in evaluating our business and growth outlook.

Our business is subject to general economic and business factors that are largely out of our control.

Our business is dependent on a number of factors that may have a materially adverse effect on our results of operations, many of which are beyond our control. The most significant of these factors are recessionary economic cycles, changes in customers' inventory levels, excess tractor or trailer capacity in comparison with shipping demand, and downturns in customers' business cycles. Economic conditions, particularly in market segments and industries where we have a significant concentration of customers and in regions of the country where we have a significant amount of business, that decrease shipping demand or increase the supply of tractors and trailers can exert downward pressure on rates or equipment utilization, thereby decreasing asset productivity. Adverse economic conditions also may harm our customers and their ability to pay for our services. Customers encountering adverse economic conditions represent a greater potential for loss, and we may be required to increase our allowance for doubtful accounts.

We are also subject to increases in costs that are outside of our control that could materially reduce our profitability if we are unable to increase our rates sufficiently. Such cost increases include, but are not limited to, declines in the resale value of used equipment, increases in interest rates, fuel prices, taxes, tolls, license and registration fees, insurance, revenue equipment, and healthcare for our employees. We could be affected by strikes or other work stoppages at our service centers or at customer, port, border, or other shipping locations.

In addition, we cannot predict the effects on the economy or consumer confidence of actual or threatened armed conflicts or terrorist attacks, efforts to combat terrorism, military action against a foreign state or group located in a foreign state, or heightened security requirements. Enhanced security measures could impair our operating efficiency and productivity and result in higher operating costs.

Our growth may not continue at historical rates.

We have experienced significant and rapid growth in revenue and profits since the inception of our business in 1990, although growth has slowed the past two years. There can be no assurance that our business will return to its historical growth rate in the future or that we can effectively adapt our management, administrative, and operational systems to respond to any future growth. Further, there can be no assurance that our operating margins will not be adversely affected by future changes in and expansion of our business or by changes in economic conditions.

If the growth in our regional operations slows or stagnates, if we are unable to commit sufficient resources to our regional operations, or if we were to expand into a market with insufficient economic activity or human resources, our results of operations could be adversely affected.

In addition to our service centers in Phoenix, Arizona, we have established service centers throughout the United States in order to serve markets in these regions. These regional operations require the commitment of additional personnel and/or revenue equipment, as well as management resources, for future development. Should the growth in our regional operations slow or stagnate, the results of our operations could be adversely affected. As we continue to expand, it may become more difficult to identify large cities that can support a service center, and we may expand into smaller cities where there is less economic activity and room for growth and fewer driver and non-driver personnel to support the service center. We may encounter operating conditions in these new markets that differ substantially from those previously experienced. We may not be able to duplicate our regional operating strategy successfully throughout the United States, or perhaps outside the United States, and it might take longer than expected or require a more substantial financial commitment than anticipated. In addition, the commencement of operations outside our existing lines of business is subject to the risks inherent in entering new lines of business, including, but not limited to: unfamiliarity with pricing, service, operational, and liability issues; the risk that customer relationships may be difficult to obtain or that we may have to reduce rates to gain customer relationships; the risk that the specialized equipment may not be adequately utilized; and the risk that claims may exceed our past experience.

Ongoing insurance and claims expenses could significantly reduce our earnings.

Our future insurance and claims expense might exceed historical levels, which could reduce our earnings. We self-insure for a portion of our claims exposure resulting from workers' compensation, auto liability, general liability, cargo and property damage claims, as well as employees' health insurance. We also are responsible for our legal expenses relating to such claims. We reserve for anticipated losses and expenses. We periodically evaluate and adjust our claims reserves to reflect our experience. However, ultimate results may differ from our estimates, which could result in losses over our reserved amounts.

We maintain insurance above the amounts for which we self-insure with licensed insurance carriers. Although we believe the aggregate insurance limits should be sufficient to cover reasonably expected claims, it is possible that one or more claims could exceed our aggregate coverage limits. Insurance carriers have raised premiums for many businesses, including trucking companies. As a result, our insurance and claims expense could increase, or we could raise our self-insured retention when our policies are renewed. If these expenses increase, if we experience a claim in excess of our coverage limits, or if we experience a claim for which coverage is not provided, our results of operations and financial condition could be materially and adversely affected.

Increased prices and reduced efficiency relating to new revenue equipment may adversely affect our earnings and cash flows.

We are subject to risk with respect to higher prices for new tractors. Prices may increase, for among other reasons, due to government regulations applicable to newly manufactured tractors and diesel engines and due to the pricing power among equipment manufacturers. In addition, the engines used in our newer tractors are subject to emissions control regulations issued by the Environmental Protection Agency ("EPA"). The regulations require progressive reductions in exhaust emissions from diesel engines for 2007 through 2010. Compliance with such regulations has increased the cost of our new tractors and could impair equipment productivity, lower fuel mileage, and increase our operating expenses. These adverse effects, combined with the uncertainty as to the reliability of the vehicles equipped with the newly designed diesel engines and the residual values realized from the disposition of these vehicles, could increase our costs or otherwise adversely affect our business or operations as the regulations become effective. Over the past several years, some manufacturers have significantly increased new equipment prices, in part to meet new engine design requirements.

We have trade-in and/or repurchase commitments that specify, among other things, what our primary equipment vendors will pay us for disposal of a substantial portion of our revenue equipment. The prices we expect to receive under these arrangements may be higher than the prices we would receive in the open market. We may suffer a financial loss upon disposition of our equipment if these vendors refuse or are unable to meet their financial obligations under these agreements, if we fail to enter into definitive agreements that reflect the terms we expect, if we fail to enter into similar arrangements in the future, or if we do not purchase the required number of replacement units from the vendors.

If fuel prices increase significantly, our results of operations could be adversely affected.

We are subject to risk with respect to purchases of fuel. Prices and availability of petroleum products are subject to political, economic, weather related, and market factors that are generally outside our control and each of which may lead to an increase in the cost of fuel. Because our operations are dependent upon diesel fuel, significant increases in diesel fuel costs could materially and adversely affect our results of operations and financial condition if we are unable to pass increased costs on to customers through rate increases or fuel surcharges. Historically, we have sought to recover a portion of short-term increases in fuel prices from customers through fuel surcharges. Fuel surcharges that can be collected do not always fully offset the increase in the cost of diesel fuel. To the extent we are not successful in these negotiations, our results of operations may be adversely affected.

Difficulty in driver and independent contractor recruitment and retention may have a materially adverse effect on our business.

Difficulty in attracting or retaining qualified drivers, including independent contractors, could have a materially adverse effect on our growth and profitability. Our independent contractors are responsible for paying for their own equipment, fuel, and other operating costs, and significant increases in these costs could cause them to seek higher compensation from us or seek other opportunities within or outside the trucking industry. Although competition for drivers, which in the past several years has been extremely intense, eased slightly at certain times during 2008, if a shortage of drivers were to occur, or if we were unable to continue to attract and contract with independent contractors, we could be forced to, among other things, limit our growth, increase the number of our tractors without drivers (which would lower our profitability), or further adjust our driver compensation package, which could adversely affect our profitability if not offset by a corresponding increase in rates.

We operate in a highly regulated industry and changes in regulations or increased costs of compliance with, or liability for violation of, existing or future regulations could have a materially adverse effect on our business.

Our operations are regulated and licensed by various government agencies, including the Department of Transportation ("DOT"). The DOT, through the Federal Motor Carrier Safety Administration ("FMCSA"), imposes safety and fitness regulations on us and our drivers. New rules that limit driver hours-of-service were adopted effective January 4, 2004, and then modified effective October 1, 2005 (the "2005 Rules"). In July 2007, a federal appeals court vacated portions of the 2005 Rules. Two of the key portions that were vacated include the expansion of the driving day from 10 hours to 11 hours, and the "34-hour restart," which allowed drivers to restart calculations of the weekly on-duty time limits after the driver had at least 34 consecutive hours off duty. The court indicated that, in addition to other reasons, it vacated these two portions of the 2005 Rules because FMCSA failed to provide adequate data supporting its decision to increase the driving day and provide for the 34-hour restart. In November 2008, following the submission of additional data by FMCSA and a series of appeals and related court rulings, FMCSA published its final rule, which retains the 11 hour driving day and the 34-hour restart. However, advocacy groups may continue to challenge the final rule. We are unable to predict how a court may rule on such challenges and to what extent the new presidential administration may become involved in this issue. On the whole, however, we believe a court's decision to strike down the final rule would decrease productivity and cause some loss of efficiency, as drivers and shippers may need to be retrained, computer programming may require modifications, additional drivers may need to be employed or engaged, additional equipment may need to be acquired, and some shipping lanes may need to be reconfigured. We are also unable to predict the effect of any new rules that might be proposed if the final rule is stricken by a court, but any such proposed rules could increase costs in our industry or decrease productivity.

On December 26, 2007, the FMCSA published a Notice of Proposed Rule Making in the Federal Register regarding minimum requirements for entry level driver training. Under the proposed rule, a commercial driver's license applicant would be required to present a valid driver training certificate obtained from an accredited institution or program. Entry-level drivers applying for a Class A commercial driver's license would be required to complete a minimum of 120 hours of training, consisting of 76 classroom hours and 44 driving hours. The current regulations do not require a minimum number of training hours and require only classroom education. Drivers who obtain their first commercial driver's license during the three-year period after the FMCSA issues a final rule would be exempt. The FMCSA has not established a deadline for issuing the final rule, but the comment period expired on May 23, 2008. If the rule is approved as written, this rule could materially affect the number of potential new drivers entering the industry and, accordingly, negatively affect our results of operations.

In general, the increasing burden of regulation raises our costs and lowers our efficiency. Future laws and regulations may be more stringent and require changes in our operating practices, influence the demand for transportation services, or require us to incur significant additional costs. Higher costs incurred by us or by our suppliers who pass the costs onto us through higher prices could adversely affect our results of operations.

Federal, state, and municipal authorities have implemented and continue to implement various security measures, including checkpoints and travel restrictions on large trucks. These regulations also could complicate the matching of available equipment with hazardous material shipments, thereby increasing our response time on customer orders and our non-revenue miles. As a result, it is possible we may fail to meet the needs of our customers or may incur increased expenses to do so. These security measures could negatively impact our operating results.

Our operations are subject to various environmental laws and regulations, the violation of which could result in substantial fines or penalties.

In addition to direct regulation by the DOT and other agencies, we are subject to various environmental laws and regulations dealing with the handling of hazardous materials, underground fuel storage tanks, and discharge and retention of storm-water. We operate in industrial areas where truck terminals and other industrial facilities are located and where groundwater or other forms of environmental contamination have occurred. Our operations involve the risks of fuel spillage or seepage, environmental damage, and hazardous waste disposal, among others. Two of our service centers are located adjacent to environmental "superfund" sites. Although we have not been named as a potentially responsible party in either case, we are potentially exposed to claims that we may have contributed to environmental contamination in the areas in which we operate. We also maintain bulk fuel storage and fuel islands at several of our service centers.

Our Phoenix service center is located on land identified as potentially having groundwater contamination resulting from the release of hazardous substances by persons who have operated in the general vicinity. The area has been classified as a state superfund site. We have been located at our Phoenix facility since 1990 and, during such time, have not been identified as a potentially responsible party with regard to the groundwater contamination, and we do not believe that our operations have been a source of groundwater contamination.

Our Indianapolis service center is located approximately one-tenth of a mile east of Reilly Tar and Chemical Corporation, a federal superfund site listed on the National Priorities List for clean-up. The Reilly site has known soil and groundwater contamination. There also are other sites in the general vicinity of our Indianapolis property that have known contamination. Environmental reports obtained by us have disclosed no evidence that activities on our Indianapolis property have caused or contributed to the area's contamination but it is possible that we could be responsible for clean up costs regardless.

If we are involved in a spill or other accident involving hazardous substances, or if we are found to be in violation of applicable laws or regulations, it could have a materially adverse effect on our business and operating results. If we should fail to comply with applicable environmental regulations, we could be subject to substantial fines or penalties and to civil and criminal liability.

We may not make acquisitions in the future, or if we do, we may not be successful in integrating the acquired company, either of which could have a materially adverse effect on our business.

Historically, acquisitions have been a part of our growth. There is no assurance that we will be successful in identifying, negotiating, or consummating any future acquisitions. If we fail to make any future acquisitions, our growth rate could be materially and adversely affected. Any acquisitions we undertake could involve the dilutive issuance of equity securities and/or incurring indebtedness. In addition, acquisitions involve numerous risks, including difficulties in assimilating the acquired company's operations, the diversion of our management's attention from other business concerns, risks of entering into markets in which we have had no or only limited direct experience, and the potential loss of customers, key employees, and drivers of the acquired company, all of which could have a materially adverse effect on our business and operating results. If we make acquisitions in the future, we cannot guarantee that we will be able to successfully integrate the acquired companies or assets into our business.

As we continue to expand into new regions, we may experience greater operating variances due to the seasonal pattern of the transportation industry, which may have a materially adverse effect on our operations.

Results of operations in the transportation industry frequently show a seasonal pattern, with lower revenue and higher operating expenses being common in the winter months. As we continue to expand our operations throughout the United States, we could experience greater operating variances due to periodic seasonal weather in other regions than we have previously experienced, which variance could have a materially adverse effect on our operations.

If we are unable to retain our key employees or find, develop, and retain service center managers, our business, financial condition, and results of operations could be adversely affected.

We are highly dependent upon the services of certain key employees, including, but not limited to: Kevin P. Knight, our Chairman of the Board and Chief Executive Officer; Gary J. Knight, our Vice Chairman of the Board; Keith T. Knight, our Chief Operating Officer; Casey Comen, our Executive Vice President of Sales; Michael K. Liu, our President of Knight Transportation Dry Van; Erick Kutter, our President of Knight Refrigerated, LLC; Greg Ritter, our President of Knight Brokerage, LLC; Larry V. Knight, our President of Knight Intermodal, LLC; and David Jackson, our Chief Financial Officer and Secretary. We currently do not have employment agreements with any of these key employees, and the loss of any of their services could negatively impact our operations and future profitability. Additionally, we must, because of our regional operating strategy, continue to find, develop, and retain service center managers if we are to realize our goal of expanding our operations and continuing our growth. Failing to find, develop, and retain a core group of service center managers could have a materially adverse effect on our business.

We have several major customers, the loss of one or more of which could have a materially adverse effect on our business.

A significant portion of our revenue is generated from a number of major customers, the loss of one or more of which could have a materially adverse effect on our business. For the year ended December 31, 2008, our top 25 customers, based on revenue, accounted for approximately 40% of our revenue; our top 10 customers, approximately 25% of our revenue; and our top 5 customers, approximately 16% of our revenue. Generally, we do not have long term contractual relationships with our customers, and we cannot assure you that our customer relationships will continue as presently in effect. A reduction in or termination of our services by one or more of our major customers could have a materially adverse effect on our business and operating results.

If our investment in Transportation Resource Partners is not successful, we may be forced to write off part or all of our investment, which could have a materially adverse effect on our operating results.

We have invested, either directly or indirectly through one of our wholly owned subsidiaries, in Transportation Resource Partners and its related funds (together, "TRP"), which are companies that make privately negotiated equity investments. Due to portfolio losses in the past, we have recorded impairment charges in prior periods to reflect the other-than-temporary decrease in fair value of the portfolio. If TRP's financial position declines, we could be forced to write down all or part of our investment which could have a materially adverse effect on our operating results.

We are dependent on computer and communications systems, and a systems failure could cause a significant disruption to our business.

Our business depends on the efficient and uninterrupted operation of our computer and communications hardware systems and infrastructure. We currently maintain our computer system at our Phoenix, Arizona headquarters, along with computer equipment at each of our service centers. Our operations and those of our technology and communications service providers are vulnerable to interruption by fire, earthquake, power loss, telecommunications failure, terrorist attacks, internet failures, computer viruses, and other events beyond our control. In an attempt to reduce the risk of disruption to our business operations should a disaster occur, we have redundant computer systems and networks and deploy the backup systems from an alternative location. However, this alternative location may be subject to the same interruptions as may affect our Phoenix headquarters. In the event of a significant system failure, our business could experience significant disruption.

Efforts by labor unions could divert management attention and could have a materially adverse effect on our operating results.

Although we have never signed a collective bargaining agreement since our company was founded, we always face the risk that Congress or one or more states will approve legislation significantly affecting our businesses and our relationship with our employees, such as the proposed federal legislation referred to as the Employee Free Choice Act, which would substantially liberalize the procedures for union organization. Any attempt to organize by our employees could result in increased legal and other associated costs. In addition, if we were to enter into a collective bargaining agreement, the terms could negatively affect our costs, efficiency, and ability to generate acceptable returns on the affected operations.

PROPERTIES

Our headquarters and principal place of business is located at 5601 West Buckeye Road, Phoenix, Arizona on approximately 75 acres. The following table provides information regarding the location of our service centers and/or offices as at December 31, 2008:

Company Location	Office	Shop	Fuel	Owned or Leased
Atlanta, GA	Yes	Yes	No	Leased
Boise, ID	Yes	No	No	Leased
Carlisle, PA	Yes	Yes	Yes	Owned
Charlotte, NC	Yes	Yes	Yes	Owned
Chicago, IL	Yes	Yes	Yes	Owned
Columbus, OH	Yes	No	Yes	Owned
Dallas, TX	Yes	No	No	Owned
Denver, CO	Yes	No	No	Leased
El Paso, TX	Yes	No	No	Leased
Green Bay, WI	Yes	No	No	Leased
Gulfport, MS	Yes	Yes	Yes	Owned
Idaho Falls, ID	Yes	Yes	Yes	Owned
Indianapolis, IN	Yes	Yes	Yes	Owned
Kansas City, KS	Yes	Yes	Yes	Owned
Katy, TX	Yes	Yes	Yes	Owned
Lakeland, FL	Yes	No	No	Leased
Las Vegas, NV	Yes	No	No	Leased
Memphis, TN	Yes	Yes	Yes	Owned
Minneapolis, MN	Yes	No	No	Leased
Nashville, TN	Yes	No	No	Owned
Ontario, CA	Yes	No	No	Leased
Phoenix, AZ	Yes	Yes	Yes	Owned
Portland, OR	Yes	Yes	Yes	Owned
Reno, NV	Yes	No	No	Leased
Richmond, VA	Yes	No	No	Leased
Salt Lake City, UT	Yes	Yes	No	Owned
Seattle, WA	Yes	No	No	Leased
Syracuse, NY	Yes	No	No	Leased
Tulare, CA	Yes	Yes	No	Owned
Tulsa, OK	Yes	No	No	Owned

We also own and lease space in various locations for temporary trailer storage. Management believes that replacement space comparable to these trailer storage facilities is readily obtainable, if necessary. We lease excess trailer drop space at several of our facilities to other carriers.

We believe that our service centers are suitable and adequate for our present needs. We periodically seek to improve our service centers or identify other favorable locations.

LEGAL PROCEEDINGS

We are a party to ordinary, routine litigation and administrative proceedings incidental to our business. These proceedings primarily involve claims for personal injury or property damage incurred in the transportation of freight and for personnel matters. We maintain insurance to cover liabilities arising from the transportation of freight in amounts in excess of self-insurance retentions.

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

We did not submit any matter to a vote of our security holders during the fourth quarter of 2008.

MARKET FOR COMPANY'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded under the symbol KNX on the New York Stock Exchange ("NYSE"). The following table sets forth, for the periods indicated, the high and low closing prices per share of our common stock as reported by the NYSE.

2008	High	Low
First Quarter	$17.81	$14.46
Second Quarter	$18.68	$15.59
Third Quarter	$21.00	$16.96
Fourth Quarter	$17.04	$12.71

2007	High	Low
First Quarter	$20.23	$17.44
Second Quarter	$20.34	$17.78
Third Quarter	$20.00	$17.03
Fourth Quarter	$18.39	$14.53

As of February 1, 2009, we had 72 shareholders of record. However, we believe that many additional holders of our common stock are unidentified because a substantial number of shares are held by brokers or dealers for their customers in street names.

Starting in December 2004, and in each consecutive quarter since, we have paid a quarterly cash dividend. From December 2004, through the first quarter of 2007, we paid a quarterly dividend of $.02 per share on our common stock. In the second quarter of 2007, we increased the quarterly cash dividend to $.03 per share and paid a similar quarterly dividend through the first quarter of 2008. In the second quarter of 2008, we increased the quarterly cash dividend to $0.04 per share and paid a similar dividend in the third and fourth quarter of 2008. Our most recent dividend, which was declared in February 2009, is scheduled to be paid in March 2009. We currently expect to continue to pay quarterly cash dividends in the future. Future payment of cash dividends, and the amount of any such dividends, will depend upon our financial condition, results of operations, cash requirements, tax treatment, and certain corporate law requirements, as well as other factors deemed relevant by our Board of Directors.

The following table sets forth information with respect to our repurchase of shares of our Common Stock during the fourth quarter of 2008.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Number of Shares that May Yet Be Purchased Under the Program
10/1/08 - 10/31/08	1,496,500	$15.24	1,496,500	80,000
11/1/08 - 11/30/08	510,800	$13.93	510,800	2,569,200(1) (2)
12/1/08 - 12/31/08	159,244	$13.22	159,244	2,409,956
Total	2,166,544	$14.78	2,166,544	2,409,956

(1) On November 13, 2007, we announced that our Board of Directors unanimously authorized the repurchase of up to 3.0 million shares of our Common Stock. As of October 31, 2008, there were 80,000 shares still authorized for repurchase. The repurchase authorization was to remain in effect until the share limit was reached or the program was terminated. During the month of November, 2008, we repurchased 510,800 shares, 80,000 of which were repurchased under the November 8, 2007 authorization. This authorization expired upon these repurchases.

(2) On December 16, 2008, we announced that our Board of Directors unanimously authorized the repurchase of up to 3.0 million shares of our Common Stock. The repurchase authorization will continue in effect until the share limit is reached or we terminate the program. The repurchase authorization is intended to afford us the flexibility to acquire shares opportunistically in future periods and does not indicate an intention to repurchase any particular number of shares within a definite timeframe. Repurchase of shares will be effected based upon share price and market conditions. The authorization extends to purchases of shares to prevent dilution from equity compensation awards as well as open market and negotiated transactions. See Note 11 for additional information with respect to our share repurchase programs.

See "Securities Authorized for Issuance Under Equity Compensation Plans" in this Annual Report for certain information concerning shares of our common stock authorized for issuance under our equity compensation plans.

SELECTED FINANCIAL DATA

The selected consolidated financial data presented below as of the end of, and for, each of the years in the five-year period ended December 31, 2008, are derived from our consolidated financial statements. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," below, and the Consolidated Financial Statements and Notes thereto included in this Annual Report.

	For the Years Ended December 31, 2008, 2007, 2006, 2005 and 2004 (Dollar amounts in thousands, except per share amounts and operating data)				
	2008	**2007**	**2006**	**2005**	**2004**
Statements of Income Data:					
Revenue, before fuel surcharge	$595,563	$601,359	$568,408	$498,996	$411,717
Fuel surcharge	171,372	112,224	95,999	67,817	30,571
Total revenue	766,935	713,583	664,407	566,813	442,288
Operating expenses	674,277	611,141	544,915	465,118	362,926
Income from operations	92,658	102,442	119,492	101,695	79,362
Other income (expense)	1,430	1,983	353	1,019	398
Income before income taxes	94,088	104,425	119,845	102,714	79,760
Net income	56,261	63,123	72,966	61,714	47,860
Diluted earnings per share (1)	.66	.72	.84	.71	.55
Balance Sheet Data (at end of period):					
Working capital	$123,231	$104,901	$59,389	$66,129	$63,327
Total assets	646,940	643,364	570,219	483,827	402,867
Cash dividend per share on common stock	.15	.11	.08	.08	.02
Shareholders' equity	483,904	487,550	426,095	352,928	291,017
Operating Data (Unaudited):					
Operating ratio (2)	87.9%	85.6%	82.0%	82.1%	82.1%
Operating ratio, excluding fuel surcharge (3)	84.4%	83.0%	79.0%	79.6%	80.7%
Average revenue per tractor (4)	$150,543	$151,945	$160,891	$164,119	$157,563
Average length of haul (miles)	518	542	561	580	556
Empty mile factor	11.8%	12.8%	12.6%	11.7%	11.5%
Tractors operated at end of period (5)	3,699	3,758	3,661	3,271	2,818
Trailers operated at end of period	9,155	8,809	8,761	7,885	7,126

(1) Diluted earnings per share for 2004 have been restated to reflect 3-for-2 stock splits on December 23, 2005.

(2) Operating expenses as a percentage of total revenue.

(3) Operating expenses, net of fuel surcharge, as a percentage of revenue, before fuel surcharge. Management believes that eliminating the impact of this sometimes volatile source of revenue affords a more consistent basis for comparing our results of operations from period to period.

(4) Average revenue per tractor includes revenue for dry van and refrigerated only. It does not include brokerage revenue, fuel surcharge revenue, and other revenue.

(5) Includes: (a) 185 independent contractor operated vehicles at December 31, 2008; (b) 231 independent contractor operated vehicles at December 31, 2007; (c) 249 independent contractor operated vehicles at December 31, 2006; (d) 237 independent contractor operated vehicles at December 31, 2005; and (e) 244 independent contractor operated vehicles at December 31, 2004.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Cautionary Note Regarding Forward-Looking Statements

Item 7 contains certain statements that may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are subject to the safe harbor created by those sections. All statements, other than statements of historical fact, are statements that could be deemed forward-looking statements, including without limitation: any projections of earnings, revenues, or other financial items; any statement of plans, strategies, and objectives of management for future operations; any statements concerning proposed new services or developments; any statements regarding future economic conditions or performance; and any statements of belief and any statement of assumptions underlying any of the foregoing. Such statements may be identified by their use of terms or phrases such as "believe," "may," "could," "expects," "estimates," "projects," "anticipates," "intends," and similar terms and phrases. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, which could cause future events and actual results to differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section entitled "Risk Factors," set forth above. Readers should review and consider the factors discussed in "Risk Factors," along with various disclosures in our press releases, stockholder reports, and other filings with the Securities and Exchange Commission.

All such forward-looking statements speak only as of the date of this Annual Report. You are cautioned not to place undue reliance on such forward-looking statements. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with regard thereto or any change in the events, conditions, or circumstances on which any such statement is based.

Introduction

Business Overview

We are a transportation services provider with headquarters in Phoenix, Arizona. We transport general commodities for customers throughout the United States, generally focusing our operations on a short-to-medium length of haul. We provide truckload carrier services from our asset-based dry van and temperature controlled service centers, as well as brokerage services from our brokerage branches. Our asset-based service centers and brokerage branches are successful, standalone businesses that complement one another to deliver solutions to our customers that otherwise wouldn't be possible. The results of our brokerage activities were relatively immaterial for 2008 and, therefore, a detailed discussion of the financial results of these operations will not be separately presented.

From 2003 to 2006, we achieved substantial revenue and income growth. In 2007 and 2008, our growth slowed as a result of economic conditions. Our revenue, before fuel surcharge, grew at a 12.8% compounded annual rate from $326.9 million in 2003 to $595.6 million in 2008, and our net income grew at a 9.8% compounded annual rate from $35.5 million in 2003 to $56.3 million in 2008.

During 2008, we opened two dry van and two temperature controlled service centers. As of December 31, 2008, we operated 35 asset-based dry van and temperature controlled service centers and 12 brokerage branches.

Our industry-leading operating margins and debt-free balance sheet have afforded us with substantial cash flows and financial flexibility. During times of more robust freight demand, we have been able to expand our fleet and terminal network internally and through acquisitions largely through internally generated cash. During times when fleet growth is undesirable, such as 2008, we generate cash that can be used for stock repurchases, dividend payments, and as a source for future needs. During 2008, our cash and short-term investment balance increased $22.6 million, after using $66.3 million for dividend payments and stock repurchases.

During 2008, we were once again named to Forbes Magazine's list of the "200 Best Small Companies in America." We have been included on this list for 14 consecutive years.

Operating and Growth Strategy

Our operating strategy is focused on the following core elements:

- *Focusing on Regional Operations.* We seek to operate primarily in high density, predictable freight lanes in selected geographic regions. We believe our regional operations allow us to obtain greater freight volumes and higher revenue per mile, and also enhance safety and driver recruitment and retention.
- *Maintaining Operating Efficiencies and Controlling Costs.* We focus on operating in distinct geographic markets in order to achieve increased penetration of targeted service areas. We actively seek to control costs by, among other things, operating modern equipment, maintaining a high driver to non-driver employee ratio, and minimizing empty miles.
- *Providing a High Level of Customer Service.* We seek to compete on the basis of service, in addition to price, and offer our customers a broad range of services to meet their specific needs, including multiple stop pick-ups and deliveries, on time pick-ups and deliveries within narrow time frames, dedicated fleet and personnel, and specialized driver training.
- *Using Technology to Enhance Our Business*s. We use technology to help us be more efficient with our equipment and our headcount. We recognize the value technology brings as an accelerator in our operations.

The primary source of our revenue growth has been our ability to open and develop service centers and brokerage branches and the markets they serve in selected geographic areas and operate the service centers at or near our targeted margins within a relatively short period of time. The addition of our brokerage branches has enabled us to expand our customer service offerings by providing non-asset-based capabilities to our customers when the shipments do not fit our asset-based model. The development of our brokerage model strengthens our relationships with our customers because it provides our customers with more options and complements our existing dry van and temperature controlled truckload carrier services. Our brokerage model is also a less capital intensive way for us to grow our business. The expansion of our services represents our continued progression as we build our brand as the premier national carrier, providing local service to the markets we serve.

The freight environment over the last several years has been challenging. In 2008, we did not experience a seasonal peak during the second half of the year, and economic activities fell-off significantly in the fourth quarter. Price competition was tough, but the industry continued to rationalize. Many of the large fleets continued to downsize, and a good number of carriers closed their doors. Due to economic downturn we reduced our fleet size modestly during the year to adapt to market conditions. We believe we are well positioned to grow when the market reverts to more of a supply and demand equilibrium.

Revenue and Expenses

We primarily generate revenue by transporting freight for our customers. Generally, we are paid a predetermined rate per mile or per load for our services. We enhance our revenue by charging for tractor and trailer detention, loading and unloading activities, and other specialized services, as well as through the collection of fuel surcharges to mitigate the impact of increases in the cost of fuel. The main factors that affect our revenue are the revenue per mile we receive from our customers, the percentage of miles for which we are compensated, and the number of miles we generate with our equipment. These factors relate, among other things, to the general level of economic activity in the United States, inventory levels, specific customer demand, the level of capacity in the trucking industry, and driver availability.

The most significant expenses in our business include fuel, driver-related expenses (such as wages, benefits, training, and recruitment), and independent contractor costs (which are recorded on the "Purchased Transportation" line of our consolidated statements of income). Expenses that have both fixed and variable components include maintenance and tire expense and our total cost of insurance and claims. These expenses generally vary with the miles we travel, but also have a controllable component based on safety, fleet age, efficiency, and other factors. Our main fixed costs are the acquisition and depreciation of long-term assets, such as revenue equipment and service centers and the compensation of non-driver personnel. Effectively controlling our expenses is an important element of assuring our profitability. The primary measure we use to evaluate our profitability is operating ratio, excluding the impact of fuel surcharge revenue (operating expenses, net of fuel surcharge, as a percentage of revenue, before fuel surcharge).

Since our inception an important element of our asset-based operating model has been an extreme focus on our cost per mile. We intend to carry this focus with us as we add new service centers, grow existing service centers, and make selective acquisitions.

Recent Results of Operations and Year-End Financial Condition

Our results of operations for the year ended December 31, 2008 compared to the year ended December 31, 2007 were as follows:

- Total revenue, including fuel surcharge, increased 7.5%, to $766.9 million from $713.6 million;
- Revenue, before fuel surcharge, decreased 1.0%, to $595.6 million from $601.4 million;
- Net income decreased 10.9%, to $56.3 million from $63.1 million; and
- Net income per diluted share decreased to $0.66 from $0.72.

2008 represented one of the most difficult operating environments for the execution of our business model based on leading growth and profitability. For the third consecutive year, a strong "peak" shipping season did not materialize. The industry-wide supply of truckload equipment continued to outpace the freight demand, which pressured pricing and resulted in lower equipment utilization. We operated an average of 10 fewer tractors in 2008 compared to 2007 and 59 less at year end. While revenue per total mile for 2008 improved as a result of a 4.4% decrease in average length of haul, tractor utilization was negative, with average miles per tractor down 3.3% for the year compared to a year ago. Our empty mileage factor for the year improved to 11.8% in 2008, from 12.8% in 2007. Our average length of haul decreased to 518 miles during 2008, from 542 miles in 2007. Both the difficult freight market and a softer market for used tractors and trailers contributed to a 10.9% decrease in profitability in 2008. Despite a year-over-year decline in our revenue, we were able to grow operating income by 20.7% and diluted earnings per share by 20.2% in the fourth quarter of 2008 compared to the same period a year ago. Profitability in the fourth quarter was helped by falling diesel prices, our ongoing internal initiatives to reduce costs, and the flexibility of our decentralized business model, which allows us to adjust and adapt to market conditions.

During 2008, our cash and short-term investment balance increased $22.6 million, even after using $66.3 million for stock repurchases and shareholder dividends. At December 31, 2008, our balance sheet reflected $53.9 million in cash, cash equivalents and short term investments, no debt, and shareholders' equity of $483.9 million. In 2008, we generated $141.4 million in cash flow from operations and used $79.8 million for net capital expenditures.

Our liquidity is not materially affected by off-balance sheet transactions. See Off-Balance Sheet Transactions below for a description of our off-balance sheet transactions.

Trends and Outlook

At year-end 2008, we had decreased our fleet by 59 tractors versus year-end 2007. In this challenging environment, we will manage our fleet size carefully and consider internal growth or contraction of our tractor fleet as events unfold. In the near term, we expect revenue growth to come primarily from our brokerage business. In addition, we have ramped up our efforts to identify acquisitions or other investment opportunities that may offer a strategic advantage. Over the long term, we are optimistic about our competitive position in the industry and expect that proper execution of our decentralized growth model will position us to emerge from the downturn with the ability to add more capacity and gain more market share. Further, because of our brokerage business, we are able to add customers without adding tractor capacity.

Beyond the immediate challenges that many carriers face, the issues of safety, security, and environmental restrictions are becoming increasingly stringent and costly. We think all of these factors set the stage for future growth opportunities for low cost, high quality carriers that can self-fund growth and serve customers on a national basis. We believe these factors resonate with customers and can help us differentiate ourselves from our competitors.

Since inception we have been profitable through multiple economic cycles. We view these cycles as opportunities to gain market share from other competitors that do not have the financial staying power to survive the cycles. These cycles also provide valuable experience to our managers that will help us develop the leaders to grow this business profitably.

We believe that our level of profitability, fleet renewal strategy, and use of owner-operators should enable us to internally finance attractive levels of fleet growth when demand conditions improve. Conversely, during times when we choose to maintain or trim our fleet levels, as we did during 2008, the business is capable of generating significant cash flow from operations in excess of net capital expenditures that can be used for stock repurchases, dividend payments, and as a source for future needs. In short, we believe we have significant financial flexibility to meet the challenges and opportunities ahead of us.

Results of Operations

The following table sets forth the percentage relationships of our expense items to total revenue and revenue, before fuel surcharge, for each of the three fiscal years indicated below. Fuel expense as a percentage of revenue, before fuel surcharge, is calculated using fuel expense, net of surcharge. Management believes that eliminating the impact of this sometimes volatile source of revenue affords a more consistent basis for comparing our results of operations from period to period.

	2008	2007	2006
Total revenue including fuel surcharge[1]	100.0%	100.0%	100.0%
Operating expenses:			
Salaries, wages and benefits	27.5	28.3	28.8
Fuel[2]	31.0	26.5	24.9
Operations and maintenance	5.5	5.5	5.4
Insurance and claims	3.4	4.5	3.9
Operating taxes and licenses	2.0	2.1	2.0
Communications	0.8	0.8	0.9
Depreciation and amortization	9.1	9.2	9.1
Lease expense – revenue equipment	0.0	0.0	0.1
Purchased transportation	6.7	7.3	6.0
Miscellaneous operating expenses	2.0	1.4	0.9
Total operating expenses	88.0	85.6	82.0
Income from operations	12.0	14.4	18.0
Net interest and other income	0.2	0.2	0.1
Income before income taxes	12.2	14.6	18.1
Income taxes	4.9	5.8	7.1
Net Income	7.3%	8.8%	11.0%

	2008	2007	2006
Revenue, before fuel surcharge[1]	100.0%	100.0%	100.0%
Operating expenses:			
Salaries, wages and benefits	35.4	33.6	33.7
Fuel[3]	11.2	12.8	12.2
Operations and maintenance	7.1	6.4	6.3
Insurance and claims	4.4	5.4	4.6
Operating taxes and licenses	2.5	2.5	2.4
Communications	1.0	0.9	1.0
Depreciation and amortization	11.7	10.9	10.6
Lease expense – revenue equipment	0.0	0.1	0.1
Purchased transportation	8.6	8.7	7.0
Miscellaneous operating expenses	2.5	1.6	1.1
Total operating expenses	84.4	82.9	79.0
Income from operations	15.6	17.1	21.0
Net interest and other income	0.2	0.3	0.0
Income before income taxes	15.8	17.4	21.0
Income taxes	6.4	6.9	8.2
Net Income	9.4%	10.5%	12.8%

(1) There are minor rounding differences in the table.
(2) Gross fuel expense without fuel surcharge.
(3) Net fuel expense including fuel surcharge.

A discussion of our results of operations for the periods 2008 to 2007 and 2007 to 2006 is set forth below.

Fiscal 2008 Compared to Fiscal 2007

Total revenue for 2008 increased 7.5% to $766.9 million from $713.6 million for 2007. Total revenue included $171.4 million of fuel surcharge revenue in 2008 and $112.2 million of fuel surcharge revenue in 2007. In discussing our results of operations we use revenue, before fuel surcharge (and fuel expense, net of surcharge), because management believes that eliminating the impact of this sometimes volatile source of revenue affords a more consistent basis for comparing our results of operations from period to period. We also discuss the changes in our expenses as a percentage of revenue, before fuel surcharge, rather than absolute dollar changes. We do this because we believe our relatively high variable costs as a percentage of revenue makes a comparison of changes in expenses as a percentage of revenue more meaningful than absolute dollar changes.

Revenue, before fuel surcharge, decreased 1.0% to $595.6 million for 2008, from $601.4 million in 2007. The operating environment in 2008 was challenging and reflected broad-based economic weakness across all industries. Price competition remained intense as carriers struggled to maintain equipment productivity. Typical seasonal shipping patterns did not hold as volumes were uncharacteristically weak toward the second half of the year. As a result of excess capacity, our average miles per tractor decreased 3.3% in 2008. Combined with a 2.4% improvement in average revenue per total mile, our average revenue per tractor per week decreased slightly to $2,895 per tractor in 2008, from $2,922 per tractor in 2007. Our non-paid empty mile percent improved 100 basis points, to 11.8% in 2008, from 12.8% in 2007. We ended 2008 with 3,699 tractors, a decrease of 59 tractors from a year ago.

Salaries, wages and benefits expense as a percentage of revenue, before fuel surcharge, increased to 35.4% in 2008 from 33.6% in 2007. The increase is due to the combination of higher workers compensation costs and an increase in the percentage of our company fleet being operated by company drivers, as opposed to independent contractors. At December 31, 2008, 95.0% of our fleet was operated by company drivers, compared to 93.9% at December 31, 2007. We record accruals for workers' compensation benefits as a component of our claims accrual, and the related expense is reflected in salaries, wages and benefits in our consolidated statements of income.

Fuel expense, net of fuel surcharge, as a percentage of revenue, before fuel surcharge, decreased to 11.2% in 2008, from 12.8% in 2007. After reaching unprecedented record high fuel prices during most of 2008, the fourth quarter provided some relief with falling fuel prices. Our fuel costs in 2008 decreased 1.6% due to falling diesel prices combined with internal initiatives to improve fuel efficiency. These initiatives enabled us to reduce idle times, reduce non-revenue miles, improve driver fuel productivity, and control out-of route miles. We also maintain a fuel surcharge program to assist us in recovering a portion of increased fuel costs. For the year ended December 31, 2008, our fuel surcharge was $171.4 million, compared to $112.2 million for the same period in 2007.

Operations and maintenance expense increased as a percentage of revenue, before fuel surcharge, to 7.1% in 2008, from 6.4% in 2007. The increase is mainly attributable to the fact that a higher percentage of our fleet was operated by company drivers, as opposed to independent contractors, during the 2008 period. Independent contractors pay for the maintenance of their own vehicles.

Insurance and claims expense as a percentage of revenue, before fuel surcharge, decreased to 4.4% for 2008, compared to 5.4% for 2007. During the year we saw meaningful benefits from continued improvement in insurance and claims expense. Over the last 18 months we have implemented the Smith Systems training throughout our service centers. Smith Systems is the leader in professional driver training with hands-on, behind-the-wheel, instructional training. We believe such training and other management efforts have been instrumental factors in reducing the severity and frequency of accidents.

Operating taxes and license expense as a percentage of revenue, before fuel surcharge, remained constant at 2.5% for 2008 and 2007.

Communications expense as a percentage of revenue, before fuel surcharge, increased slightly to 1.0% in 2008, from 0.9% in 2007.

Depreciation and amortization expense, as a percentage of revenue, before fuel surcharge, increased to 11.7% for 2008, from 10.9% in 2007. The increase is due to a higher percentage of our fleet being operated by company drivers, as opposed to independent contractors, and a reduction in our leased revenue equipment in favor of owned revenue equipment.

Lease expense for revenue equipment was near zero in 2008, compared to 0.1% for the same periods in 2007. As of December 31, 2008, we did not have any equipment under operating leases.

Purchased transportation represents the amount that independent contractors, as well as contracted carriers for our brokerage division, are paid to haul freight for us on a mutually agreed upon per-mile or per-shipment basis. Purchased transportation expense as a percentage of revenue, before fuel surcharge, decreased to 8.6% for the year ended 2008, from 8.7% for the same period in 2007. The slight decrease is due to the combination of a decrease in the percentage of our company fleet being operated by independent contractors, and an off-setting increase in payments to outside carriers for transportation services arranged by our brokerage division, which has experienced considerable growth over the last year. At December 31, 2008, 5.0% of our fleet was operated by independent contractors, compared to 6.1% at December 31, 2007. Excluding purchased transportation activities from our brokerage division, this expense as a percentage of revenue, before fuel surcharge, would have decreased to 2.9% for the year ended December 31, 2008, compared to 4.8% for the same period in 2007.

Miscellaneous operating expenses as a percentage of revenue, before fuel surcharge, increased to 2.5% for 2008, compared to 1.6% for 2007. Gains from the sale of used equipment are included in miscellaneous operating expenses. Gains from sale of equipment decreased 64.1%, to $1.8 million for the year ended December 31, 2008, compared to $4.9 million for the year ended December 31, 2007. Excluding gains from sale of used equipment, miscellaneous operating expenses as a percentage of revenue, before fuel surcharge, increased to 2.8% for the year ended December 31, 2008, compared to 2.5% in 2007. The increase in this category is mainly due to a $1.7 million increase in bad debt expense in 2008.

As a result of the above factors, our operating ratio (operating expenses, net of fuel surcharge, expressed as a percentage of revenue, before fuel surcharge) was 84.4% for 2008, compared to 82.9% for 2007.

Net interest and other income (expense) as a percentage of revenue, before fuel surcharge, decreased to 0.2% for 2008, compared to 0.3% for 2007. We had no outstanding debt at December 31, 2008 or 2007.

Income taxes have been provided at the statutory federal and state rates, adjusted for certain permanent differences between financial statement income and income for tax reporting. Our effective tax rate was 40.2% for 2008 and 39.6% for 2007. The increase in our effective tax rate is mainly due to a reduction in excess tax benefits related to stock-based compensation.

As a result of the preceding changes, our net income, as a percentage of revenue, before fuel surcharge, was 9.4% for 2008, compared to 10.5% in 2007.

Fiscal 2007 Compared to Fiscal 2006

Total revenue for 2007 increased 7.4% to $713.6 million from $664.4 million for 2006. Total revenue included $112.2 million of fuel surcharge revenue in 2007 and $96.0 million of fuel surcharge revenue in 2006. In discussing our results of operations we use revenue, before fuel surcharge (and fuel expense, net of surcharge), because management believes that eliminating the impact of this sometimes volatile source of revenue affords a more consistent basis for comparing our results of operations from period to period. We also discuss the changes in our expenses as a percentage of revenue, before fuel surcharge, rather than absolute dollar changes. We do this because we believe the relatively high fuel cost variability makes a comparison of changes in expenses as a percentage of revenue more meaningful than absolute dollar changes.

Revenue, before fuel surcharge, increased 5.8% to $601.4 million for 2007, up from $568.4 million in 2006. The increase is primarily due to the opening of eight brokerage branches and four asset-based service centers in 2007. Our average tractor fleet increased 9.7% to 3,780 tractors in 2007, from 3,446 tractors in 2006. The industry wide supply of truckload equipment outpaced demand throughout 2007, and resulted in lower equipment utilization. Declines in both revenue per mile and miles per tractor contributed to a 5.6% decline in average freight revenue per tractor per week, to $2,922 per tractor in 2007, from $3,094 per tractor in 2006. In the fourth quarter of 2007, we reduced our tractor fleet by approximately 100 tractors from the third quarter of 2007. We ended 2007 with 3,758 tractors, an increase of 97 tractors from 2006.

Salaries, wages and benefits expense remained relatively constant as a percentage of revenue, before fuel surcharge, at 33.6% in 2007 compared to 33.7% in 2006. We record accruals for workers' compensation benefits as a component of our claims accrual, and the related expense is reflected in salaries, wages and benefits in our consolidated statements of income.

Fuel expense, net of fuel surcharge, as a percentage of revenue, before fuel surcharge, increased to 12.8% in 2007, from 12.2% in 2006. The increase in fuel expense is due to the combination of rising fuel costs and fuel mileage degradation caused by the use of ultra-low sulfur diesel fuel. The U.S. National average of diesel fuel price increased approximately $0.13 per gallon in 2007 from 2006. We maintain a fuel surcharge program to assist us in recovering a portion of increased fuel costs. We were able to off-set a portion of the rising fuel cost due to improvements in fuel surcharge revenue. For the year ended December 31, 2007, fuel surcharge was $112.2 million, compared to $96.0 million for the same period in 2006.

Operations and maintenance expense increased slightly as a percentage of revenue, before fuel surcharge, to 6.4% in 2007, from 6.3% in 2006. The increase is a result of lower revenue per mile. Independent contractors pay for the maintenance of their own vehicles.

Insurance and claims expense increased as a percentage of revenue, before fuel surcharge, to 5.4% for 2007, compared to 4.6% for 2006. The increase is mainly due to the settlement of certain claims for prior years in amounts greater than previously anticipated.

Operating taxes and license expense as a percentage of revenue, before fuel surcharge, increased slightly to 2.5% for 2007 from 2.4% for 2006. The increase is mainly due to lower revenue per mile.

Communications expense as a percentage of revenue, before fuel surcharge, decreased to 0.9% for 2007, compared to 1.0% for 2006. The reduction in communications expense is due to contractual rate changes.

Depreciation and amortization expense, as a percentage of revenue, before fuel surcharge, increased to 10.9% for 2007 from 10.6% in 2006. The increase is a result of lower revenue per mile and lower miles per tractor.

Lease expense for revenue equipment, as a percentage of revenue, before fuel surcharge, remained at 0.1% for both 2007 and 2006. As of December 31, 2007, we had 13 tractors under operating leases.

Purchased transportation expense as a percentage of revenue, before fuel surcharge, increased to 8.7% for 2007, from 7.0% for 2006. The increase in this expense is primarily a result of the growth of our brokerage business. Excluding purchased transportation expense from our brokerage division, this expense as a percentage of revenue, before fuel surcharge, would have decreased to 4.6% in 2007, compared to 5.2% for 2006. As of December 31, 2007, our total fleet included 231 tractors owned and operated by independent contractors, compared to 249 tractors owned and operated by independent contractors at December 31, 2006. Purchased transportation represents the amount that independent contractors, as well as contracted carriers for our brokerage division, are paid to haul freight for us on a mutually agreed upon per-mile basis.

Miscellaneous operating expenses as a percentage of revenue, before fuel surcharge, increased to 1.6% for 2007, compared to 1.1% for 2006. Gains from sale of used equipment are included in miscellaneous operating expenses. Gains from sale of equipment decreased nearly 42.0%, to $4.9 million for the year ended December 31, 2007, compared to $8.5 million for the year ended December 31, 2006. Excluding gains from sale of used equipment, miscellaneous operating expenses as a percentage of revenue, before fuel surcharge, remained constant at 2.5% for the years ended December 31, 2007 and 2006.

As a result of the above factors, our operating ratio (operating expenses, net of fuel surcharge, expressed as a percentage of revenue, before fuel surcharge) was 82.9% for 2007, compared to 79.0% for 2006.

Net interest and other income (expense) as a percentage of revenue, before fuel surcharge, increased to 0.3% for 2007, compared to less than 0.1% for 2006. In 2006 we recorded a $713,000 impairment charge relating to our investment in Transportation Resource Partners, which reduced our net interest and other income to less than 0.1% for 2006. We had no outstanding debt at December 31, 2007 or 2006.

Income taxes have been provided at the statutory federal and state rates, adjusted for certain permanent differences between financial statement income and income for tax reporting. Our effective tax rate was 39.6% for 2007 and 39.1% for 2006.

As a result of the preceding changes, our net income, as a percentage of revenue, before fuel surcharge, was 10.5% for 2007, compared to 12.8% in 2006.

Liquidity and Capital Resources

The growth of our business has required, and will continue to require, a significant investment in new revenue equipment. Our primary sources of liquidity have been funds provided by operations, and to a lesser extent lease financing arrangements, issuances of our common stock, and borrowings under our line of credit.

Net cash provided by operating activities was approximately $141.4 million, $118.4 million, and $133.0 million for the years ended December 31, 2008, 2007, and 2006, respectively. The increase for 2008 is mainly due to a decrease in accounts receivable and an increase in deferred income taxes.

Net cash used in investing activities was approximately $79.6 million, $92.0 million, and $145.7 million for the years ended December 31, 2008, 2007, and 2006, respectively. The decrease is mainly due to a reduction in capital expenditures for revenue equipment in 2008. Capital expenditures for the purchase of revenue equipment, net of equipment sales and trade-ins, office equipment, and land and leasehold improvements, totaled $79.8 million, $91.9 million, and $127.7 million for the years ended December 31, 2008, 2007, and 2006, respectively. In 2006, we spent approximately $15.7 million relating to the acquisition of the Roads West equipment. Excluding any acquisitions, we currently anticipate capital expenditures, net of trade-ins, of approximately $70.0 to $85.5 million for 2009. We expect these capital expenditures will be used primarily to acquire new revenue equipment.

Net cash used in financing activities was approximately $63.5 million for the year ended December 31, 2008, compared to cash used in financing activities of approximately $4.3 million for the year ended 2006. The increase in cash used in financing activities is primarily due to $53.6 million used to repurchase 3,590,044 shares of our common stock in 2008. Cash dividends paid in the current year also increased approximately $3.3 million, due to an increase in dividends paid to common stock shareholders. We increased our quarterly cash dividend from $0.03 per share to $0.04 per share in the second quarter of 2008.

At December 31, 2008, we had no outstanding debt. We currently maintain a line of credit, which permits revolving borrowings and letters of credit up to an aggregate of $50.0 million. At December 31, 2008, the line of credit consisted solely of issued but unused letters of credit totaling $35.2 million. We are obligated to comply with certain financial covenants under our line of credit agreement and were in compliance with these covenants at December 31, 2008.

As of December 31, 2008, our cash, cash equivalents, and short-term investments was $53.9 million, compared to $31.3 million as of December 31, 2007. Despite a difficult operating environment our cash flow from operations increased $23.1 million in 2008, as compared to 2007. Historically, during encouraging freight markets we have self-funded our growth by purchasing equipment with the cash generated from our operations. More recently, during the less-encouraging freight market, we continued to generate a significant amount of cash which allowed us to repurchase shares, return capital to shareholders as a dividend, and position ourselves to fund possible strategic acquisitions.

We believe that we will be able to finance our near term needs for working capital over the next 12 months, as well as acquisitions of revenue equipment during such period, with cash flows from operations and borrowing available under our existing line of credit. We will continue to have significant capital requirements over the long-term, which may require us to incur debt or seek additional equity capital. The availability of additional capital will depend upon prevailing market conditions, the market price of our common stock, and several other factors over which we have limited control, as well as our financial condition and results of operations. Nevertheless, based on our recent operating results, anticipated future cash flows, and sources of available financing, we do not expect that we will experience any significant liquidity constraints in the foreseeable future.

Off-Balance Sheet Transactions

Our liquidity is not materially affected by off-balance sheet transactions. Like many other trucking companies, periodically we have utilized operating leases to finance a portion of our revenue equipment acquisitions. At December 31, 2008, we had zero tractors held under operating leases, compared to 13 tractors held under operating leases at December 31, 2007. Vehicles held under operating leases were not carried on our balance sheet, and lease payments with respect to such vehicles are reflected in our income statements in the line item "Lease expense – revenue equipment". Our rental expense related to revenue equipment leases was $90,000, $350,000, and $431,000 for the years ended December 31, 2008, 2007, and 2006, respectively.

We also use operating leases to lease locations for certain of our service centers and for temporary trailer storage. These operating leases have termination dates ranging from January 2009 through 2014. Rental payments for such facilities and trailer storage are reflected in our Consolidated Statements of Income in the line item "Miscellaneous operating expenses." Rental payments for our facilities and trailer storage was $1.7 million for the year ended December 31, 2008, and $1.6 million for the years ended December 31, 2007 and 2006.

Tabular Disclosure of Contractual Obligations

The following table sets forth, as of December 31, 2008, our contractual obligations and payments due by corresponding period for our short and long term operating expenses and other commitments.

	Payments (in thousands) due by period					
Contractual Obligations	**Total**	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**	**Other**
Purchase obligations (revenue equipment) [1]	$20,000	$20,000	$-	$-	$-	$-
Investment in Transportation Resource Partners (TRP III)	$14,880	$299	$6,355	$6,280	$1,946	$-
Investment in Transportation Resource Partners (TRP)	$1,000	$-	$1,000	$-	$-	$-
Operating Leases – Communication Equipment	$2,623	$105	$2,518	$-	$-	$-
Operating Leases – Buildings	$2,171	$984	$899	$288	$-	$-
FIN 48 Obligations, including interest and penalties [2]	$306	$-	$-	$-	$-	$306
Total	$40,980	$21,388	$10,772	$6,568	$1,946	$306

(1) Our purchase commitments for revenue equipment are currently under negotiation. Upon execution of the purchase commitments, we anticipate that purchase commitments under contract will have a net purchase price of approximately $20.0 million and will be paid throughout 2009.

(2) FIN48 Obligations represent potential liabilities relating to uncertain tax positions, including accrued interest and penalty. We are uncertain when this liability will be settled.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with United States Generally Accepted Accounting Principles ("GAAP") requires that management make a number of assumptions and estimates that affect the reported amounts of assets, liabilities, revenue, and expenses in our consolidated financial statements and accompanying notes. Management evaluates these estimates and assumptions on an ongoing basis, utilizing historical experience, consulting with experts, and using other methods considered reasonable in the particular circumstances. Nevertheless, actual results may differ significantly from our estimates and assumptions, and it is possible that materially different amounts would be reported using differing estimates or assumptions. We consider our critical accounting policies to be those that are both important to the portrayal of our financial condition and results of operations and that require significant judgment or use of complex estimates.

A summary of the significant accounting policies followed in preparation of the financial statements is contained in Note 1 to our consolidated financial statements attached hereto. The following discussion addresses our most critical accounting policies:

Property and Equipment. Property and equipment are stated at cost. Depreciation on property and equipment is calculated by the straight-line method over the estimated useful life, which ranges from two to 30 years, down to an estimated salvage value of the property and equipment, which ranges from 10% to 30% of the capitalized cost. We periodically review the reasonableness of our estimates regarding useful lives and salvage values of our revenue equipment and other long-lived assets based upon, among other things, our experience with similar assets, conditions in the used revenue equipment market, and prevailing industry practice. On October 1, 2006, we increased the estimated salvage value of our tractors and trailers from 20% to 25%. We both routinely and periodically review and make a determination whether the salvage value of our tractors and trailers is higher or lower than originally expected. This determination is based upon (i) market conditions in equipment sales, (ii) the guaranteed repurchase price with contracted dealerships, and (iii) the average miles driven on the equipment being sold. Future changes in our useful life or salvage value estimates, or fluctuation in market value that is not reflected in our estimates, could have a material effect in our results of operations. We continually monitor events and changes in circumstances that could indicate that the carrying amounts of our property and equipment may not be recoverable. When indicators of potential impairment are present that indicate that the carrying amounts may not be recoverable, we assess the recoverability of the assets by determining whether the carrying value of the assets will be recovered through the undiscounted future operating cash flows expected from the use of the assets and their eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying value, we will adjust the property and equipment to the fair value and recognize any impairment loss. Our assets classified as held for sale are carried at the lower of cost or net selling value.

Claims Accrual. Reserves and estimates for claims is another of our critical accounting policies. The primary claims arising for us consist of cargo liability, personal injury, property damage, collision and comprehensive, workers' compensation, and employee medical expenses. We maintain self-insurance levels for these various areas of risk and have established reserves to cover these self-insured liabilities. We also maintain insurance to cover liabilities in excess of the self-insurance amounts. The claims reserves are adjusted quarterly and represent accruals for the estimated self-insured portion of pending claims, including adverse development of known claims, as well as incurred but not reported claims. Our estimates require judgments concerning the nature and severity of the claim, historical trends, advice from third-party administrators and insurers, the specific facts of individual cases, the jurisdictions involved, estimates of future claims development, and the legal and other costs to settle or defend the claims. We have significant exposure to fluctuations in the number and severity of claims. If there is an increase in the frequency and severity of claims, or we are required to accrue or pay additional amounts if the claims prove to be more severe than originally assessed, or any of the claims would exceed the limits of our insurance coverage, our profitability would be adversely affected.

In addition to estimates within our self-insured retention, we also must make judgments concerning our coverage limits. If any claim was to exceed our coverage limits, we would have to accrue for the excess amount. Our critical estimates include evaluating whether a claim may exceed such limits and, if so, by how much. Currently, we are not aware of any such claims. If one or more claims were to exceed our effective coverage limits, our financial condition and results of operations could be materially and adversely affected.

Accounting for Income Taxes. Income taxes are accounted for under the asset and liability method, in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS109"), as amended. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Significant management judgment is required in determining our provision for income taxes and in determining whether deferred tax assets will be realized in full or in part. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. If it were ever estimated that it is more likely than not that all or some portion of specific deferred tax assets will not be realized, a valuation allowance must be established for the amount of the deferred tax assets that are determined not to be realizable. A valuation allowance for deferred tax assets has not been deemed necessary due to our profitable operations. Accordingly, if the facts or financial results were to change, thereby impacting the likelihood of realizing the deferred tax assets, judgment would have to be applied to determine the amount of valuation allowance required in any given period.

Management judgment also is required regarding a variety of other factors, including, the appropriateness of tax strategies, expected future tax consequences based on our future performance, and to the extent tax strategies are challenged by taxing authorities, our likelihood of success. We utilize certain income tax planning strategies to reduce our overall cost of income taxes. It is possible that certain strategies might be disallowed, resulting in an increased liability for income taxes. Significant management judgments are involved in assessing the likelihood of sustaining the strategies and in determining the likely range of defense and settlement costs, and an ultimate result worse than our expectations could adversely affect our results of operations.

A tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits.

We adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. Further information related to the implementation is discussed in Note 3 to the consolidated financial statements.

Share-Based Payments. We have stock options outstanding under our stock compensation plan. Exercises are permitted in pre-determined installments based upon a vesting schedule established at the time of grant. Each stock option expires on a date determined at the time of the grant, but not to exceed ten years from the date of the grant.

The calculation of employee compensation expense involves estimates that require management judgments. These estimates include determining the value of each of our stock options on the date of grant using a Black-Scholes option-pricing model discussed in Note 8 to the consolidated financial statements. The fair value of our stock options is expensed on a straight-line basis over the vesting life of the options, which generally ranges between five to seven years. Expected volatility is based on historical volatility of our stock. The risk-free rate for periods within the contractual life of the stock option award is based on the rate of a zero-coupon Treasury bond on the date the stock option is granted with a maturity equal to the expected term of the stock option. Management judgment is required to estimate stock option exercises and forfeitures within our valuation model and management bases such decisions on historical data. The expected life of our stock option awards is derived from historical experience under our share-based payment plans and represents the period of time that we expect our stock options to be outstanding.

New Accounting Pronouncements

See Note 1 for discussion of new accounting pronouncements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk changes in interest rates on debt and from changes in commodity prices.

Under Financial Accounting Reporting Release Number 48 and SEC rules and regulations, we are required to disclose information concerning market risk with respect to foreign exchange rates, interest rates, and commodity prices. We have elected to make such disclosures, to the extent applicable, using a sensitivity analysis approach based on hypothetical changes in interest rates and commodity prices.

We do not currently use derivative financial instruments for risk management purposes and do not use them for either speculation or trading. Because our operations are confined mostly to the United States, we are not subject to a material foreign currency risk.

Interest Rate Risk

We are subject to interest rate risk to the extent we borrow against our line of credit or incur debt. We attempt to manage our interest rate risk by managing the amount of debt we carry. At December 31, 2008, we did not have any outstanding borrowings. In the opinion of management, an increase in short-term interest rates could have a materially adverse effect on our financial condition only if we incur substantial indebtedness and the interest rate increases are not offset by freight rate increases or other items. Management does not foresee or expect in the near future any significant changes in our exposure to interest rate fluctuations or in how that exposure is managed by us.

Commodity Price Risk

We are subject to commodity price risk with respect to purchases of fuel. Historically, we have sought to recover a portion of our short-term fuel price increases from customers through fuel surcharges. Fuel surcharges that can be collected do not always fully offset an increase in the cost of diesel fuel. We believe that the majority of the fuel price increases are generally passed to our customers.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The consolidated balance sheets of Knight Transportation, Inc. and subsidiaries, as of December 31, 2008 and 2007, and the related consolidated balance sheets, statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2008, together with the related notes, the report of Deloitte & Touche LLP, our independent registered public accounting firm for the years ended December 31, 2008, 2007, and 2006 are set forth beginning at page F-1 in this report.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

We did not change or have any disagreements with our accountants on accounting and financial disclosure during the year ended December 31, 2008.

CONTROLS AND PROCEDURES

In accordance with the requirements of the Exchange Act and SEC rules and regulations promulgated thereunder, we have established and maintain disclosure controls and procedures and internal control over financial reporting. Our management, including our principal executive officer and principal financial officer, does not expect that our disclosure controls and procedures and internal control over financial reporting will prevent all error, misstatements, or fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected.

Evaluation of Disclosure Controls and Procedures

We have established disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) to ensure that material information relating to our company, including our consolidated subsidiaries, is made known to the officers who certify our financial reports and to other members of senior management and the Board of Directors. Our management, with the participation of our principal executive officer and principal financial officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures. Based on this evaluation, as of December 31, 2008, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective to ensure that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and (ii) accumulated and communicated to management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

No changes occurred in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fiscal quarter ended December 31, 2008, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the principal executive and principal financial officers and effected by the board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria set forth in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our management's evaluation under the criteria set forth in *Internal Control - Integrated Framework,* management concluded that our internal control over financial reporting was effective as of December 31, 2008. The effectiveness of our internal control over financial reporting as of December 31, 2008 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their attestation report, which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Knight Transportation, Inc.
Phoenix, Arizona

We have audited the internal control over financial reporting of Knight Transportation, Inc. and subsidiaries (the "Company") as of December 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2008 of the Company and our report dated February 27, 2009 expressed an unqualified opinion on those financial statements and financial statement schedule and included an explanatory paragraph regarding the adoption of the provisions of the Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, in 2007.

Deloitte & Touche LLP

Phoenix, Arizona
February 27, 2009

DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

We incorporate by reference the information contained under the headings "Proposal No. 1 - Election of Directors," "Continuing Directors," "Corporate Governance - Our Executive Officers and Certain Significant Employees," "Corporate Governance - The Board of Directors and Its Committees - Committees of the Board of Directors - The Audit Committee," "Corporate Governance - Section 16(a) Beneficial Ownership Reporting Compliance," and "Corporate Governance - Code of Ethics," from our definitive Proxy Statement to be delivered to our shareholders in connection with the 2009 Annual Meeting of Shareholders to be held May 21, 2009.

EXECUTIVE COMPENSATION

We incorporate by reference the information contained under the headings "Executive Compensation," "Corporate Governance - The Board of Directors and Its Committees - Committees of the Board of Directors - The Compensation Committee - Compensation Committee Interlocks and Insider Participation," and "Corporate Governance - The Board of Directors and Its Committees - Committees of the Board of Directors - The Compensation Committee – Compensation Committee Report" from our definitive Proxy Statement to be delivered to our shareholders in connection with the 2009 Annual Meeting of Shareholders to be held May 21, 2009.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Securities Authorized For Issuance Under Equity Compensation Plans

The following table provides certain information, as of December 31, 2008, with respect to our compensation plans and other arrangements under which shares of our common stock are authorized for issuance.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options warrants and rights	Number of securities remaining eligible for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	4,993,691	$14.69	4,076,969
Equity compensation plans not approved by security holders	-	-	-
Total	4,993,691	$14.69	4,076,969

We incorporate by reference the information contained under the heading "Security Ownership of Certain Beneficial Owners and Management" from our definitive Proxy Statement to be delivered to our shareholders in connection with the 2009 Annual Meeting of Shareholders to be held May 21, 2009.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

We incorporate by reference the information contained under the headings "Certain Relationships and Related Transactions," and "Corporate Governance - The Board of Directors and Its Committees" from our definitive Proxy Statement to be delivered to our shareholders in connection with the 2009 Annual Meeting of Shareholders to be held May 21, 2009.

PRINCIPAL ACCOUNTING FEES AND SERVICES

We incorporate by reference the information contained under the heading "Principal Accounting Fees and Services" from our definitive Proxy Statement to be delivered to our shareholders in connection with the 2009 Annual Meeting of Shareholders to be held May 21, 2009.

FINANCIAL STATEMENTS

Report of Deloitte & Touche LLP, Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2008 and 2007

Consolidated Statements of Income for the years ended December 31, 2008, 2007 and 2006

Consolidated Statements of Shareholders' Equity for the years ended December 31, 2008, 2007 and 2006

Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006

Notes to Consolidated Financial Statements

Financial Statement Schedule of Valuation and Qualifying Accounts and Reserves

ADDITIONAL INFORMATION

A copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, as filed with the Securities and Exchange Commission, may be obtained free of charge by contacting David A. Jackson, Secretary, Knight Transportation, Inc., 5601 West Buckeye Road, Phoenix, Arizona 85043.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Knight Transportation, Inc.
Phoenix, Arizona

We have audited the accompanying consolidated balance sheets of Knight Transportation, Inc. and subsidiaries (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. Our audits also included the financial statement schedule of Valuation and Qualifying Accounts and Reserves. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Knight Transportation, Inc. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 3 to the consolidated financial statements, as of January 1, 2007, the Company adopted the provisions of the Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes.*

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2009 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP

Phoenix, Arizona
February 27, 2009

KNIGHT TRANSPORTATION, INC. AND SUBSIDIARIES

Consolidated Balance Sheets
December 31, 2008 and 2007
(In thousands)

Assets	2008	2007
Current Assets:		
Cash and cash equivalents	$22,027	$23,688
Short-term investments	31,877	7,620
Trade receivables, net of allowance for doubtful accounts of $4,317 and $2,429, respectively	70,810	88,535
Notes receivable, net of allowance for doubtful notes receivable of $93 and $79, respectively	159	19
Prepaid expenses	7,108	8,776
Other current assets	13,258	24,994
Income tax receivable	774	3,558
Current deferred tax assets	6,480	10,157
Total current assets	152,493	167,347
Property and Equipment:		
Land and land improvements	28,556	26,878
Buildings and improvements	58,365	46,685
Furniture and fixtures	7,472	6,910
Shop and service equipment	4,970	3,935
Revenue equipment	558,561	521,085
Leasehold improvements	1,185	776
	659,109	606,269
Less: accumulated depreciation and amortization	(186,881)	(146,721)
Property and equipment, net	472,228	459,548
Notes receivable, net of current portion	674	887
Goodwill	10,353	10,372
Intangible assets, net	176	238
Long-term deferred tax assets	5,877	-
Other long-term assets & restricted cash	5,139	4,972
Total assets	$646,940	$643,364

The accompanying notes are an integral part of these consolidated financial statements.

KNIGHT TRANSPORTATION, INC. AND SUBSIDIARIES

Consolidated Balance Sheets
December 31, 2008 and 2007
(In thousands, except par value)

Liabilities and Shareholders' Equity	2008	2007
Current Liabilities:		
Accounts payable	$6,195	$17,744
Accrued payroll and purchased transportation	7,432	7,992
Accrued liabilities	6,273	8,048
Claims accrual – current portion	15,239	28,662
Total current liabilities	35,139	62,446
Long-term Liabilities:		
Claims accrual – long-term portion	15,236	-
Deferred tax liabilities	112,661	93,368
Total long-term liabilities	127,897	93,368
Total liabilities	163,036	155,814
Commitments and Contingencies (Note 4)		
Shareholders' Equity:		
Preferred stock, $0.01 par value; 50,000 shares authorized; none issued	-	-
Common stock, $0.01 par value; 300,000 shares authorized; 83,383 and 86,697 shares issued and outstanding at December 31, 2008 and 2007, respectively	834	867
Additional paid-in capital	108,885	102,450
Retained earnings	374,185	384,233
Total shareholders' equity	483,904	487,550
Total liabilities and shareholders' equity	$646,940	$643,364

The accompanying notes are an integral part of these consolidated financial statements.

KNIGHT TRANSPORTATION, INC. AND SUBSIDIARIES

Consolidated Statements of Income
For the Years Ended December 31, 2008, 2007 and 2006
(In thousands, except per share data)

	2008	2007	2006
Revenue:			
Revenue, before fuel surcharge	$595,563	$601,359	$568,408
Fuel surcharge	171,372	112,224	95,999
Total revenue	766,935	713,583	664,407
Operating Expenses:			
Salaries, wages and benefits	210,939	201,856	191,550
Fuel	237,893	189,055	165,594
Operations and maintenance	42,195	39,083	35,881
Insurance and claims	26,113	32,440	26,189
Operating taxes and licenses	14,941	14,754	13,507
Communications	5,873	5,539	5,649
Depreciation and amortization	69,821	65,688	60,387
Lease expense - revenue equipment	90	350	431
Purchased transportation	51,463	52,370	39,937
Miscellaneous operating expenses	14,949	10,006	5,790
Total operating expenses	674,277	611,141	544,915
Income from operations	92,658	102,442	119,492
Other Income (expense):			
Interest income	1,236	1,315	1,067
Interest (expense)		-	(1)
Other income (expense)	194	668	(713)
Total other income	1,430	1,983	353
Income before income taxes	94,088	104,425	119,845
Income Taxes	(37,827)	(41,302)	(46,879)
Net income	$56,261	$63,123	$72,966
Basic Earnings Per Share	$0.66	$0.73	$0.85
Diluted Earnings Per Share	$0.66	$0.72	$0.84
Weighted Average Shares Outstanding - Basic	85,342	86,391	85,802
Weighted Average Shares Outstanding - Diluted	85,846	87,240	87,040

The accompanying notes are an integral part of these consolidated financial statements.

KNIGHT TRANSPORTATION, INC. AND SUBSIDIARIES

Consolidated Statements of Shareholders' Equity
For the Years Ended December 31, 2008, 2007 and 2006
(In thousands)

	Common Stock				
	Shares Issued	Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance, January 1, 2006	85,666	$857	$87,148	$264,923	$352,928
Exercise of stock options	440	4	2,445	-	2,449
Issuance of common stock	5	-	80	-	80
Tax benefit of stock option exercises	-	-	1,542	-	1,542
Employee stock-based compensation expense	-	-	3,005	-	3,005
Cash dividend	-	-	-	(6,875)	(6,875)
Net income	-	-	-	72,966	72,966
Balance, December 31, 2006	86,111	$861	$94,220	$331,014	$426,095
Exercise of stock options	577	6	3,822	-	3,828
Issuance of common stock	9	-	174	-	174
Excess tax benefit of stock option exercises	-	-	1,604	-	1,604
Employee stock-based compensation expense	-	-	2,630	-	2,630
FIN48 adoption	-	-	-	(394)	(394)
Cash dividend	-	-	-	(9,510)	(9,510)
Net income	-	-	-	63,123	63,123
Balance, December 31, 2007	86,697	$867	$102,450	$384,233	$487,550
Exercise of stock options	268	3	2,357	-	2,360
Issuance of common stock	8	-	135	-	135
Stock repurchases	(3,590)	(36)	-	(53,539)	(53,575)
Excess tax benefit of stock option exercises	-	-	592	-	592
Employee stock-based compensation expense	-	-	3,351	-	3,351
Cash dividend	-	-	-	(12,770)	(12,770)
Net income	-	-	-	56,261	56,261
Balance, December 31, 2008	83,383	$834	$108,885	$374,185	$483,904

The accompanying notes are an integral part of these consolidated financial statements.

KNIGHT TRANSPORTATION, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows
For the Years Ended December 31, 2008, 2007 and 2006
(In thousands)

	2008	2007	2006
Cash Flows From Operating Activities:			
Net income	$56,261	$63,123	$72,966
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	69,821	65,688	60,387
Gain on sale of equipment	(1,770)	(4,927)	(8,461)
Earn-out on sold investment	(225)	(188)	-
Building impairment due to fire	-	412	-
Impairment of investment		-	713
Non-cash compensation expense for issuance of common stock to certain members of board of directors	135	174	80
Provision for allowance for doubtful accounts and notes receivable	3,580	213	360
Deferred income taxes	17,093	9,604	5,423
Excess tax benefits related to stock-based compensation	(517)	(1,431)	(1,542)
Stock option compensation expense	3,351	2,630	3,005
Changes in assets and liabilities:			
(Increase) decrease in short-term investments	(24,257)	(7,620)	2,278
Decrease (increase) in trade receivables	14,159	(3,460)	(5,980)
Decrease (increase) in inventories and supplies	515	159	(563)
Decrease (increase) in prepaid expenses	1,668	(434)	(992)
Decrease (increase) in income tax receivable	2,784	(3,558)	-
Increase in other assets	(63)	(415)	(178)
(Decrease) increase in accounts payable	(1,167)	1,161	596
Increase (decrease) in accrued liabilities and claims accrual	70	(2,768)	4,938
Net cash provided by operating activities	141,438	118,363	133,030
Cash Flows From Investing Activities:			
Purchases of property and equipment	(117,504)	(135,219)	(175,221)
Proceeds from sale of equipment/assets held for sale	36,222	43,355	47,496
(Increase) decrease in notes receivable	1,512	(156)	314
Acquisition-related contingent payment	-	(135)	(320)
Payment made for acquisitions of businesses	-	-	(15,709)
Restricted cash	25	-	(384)
Investments in Transportation Resource Partners	(120)	(488)	(1,836)
Return of investment in Transportation Resource Partners	10	449	-
Proceeds/earn-out from sale of investment in Concentrek, Inc.	225	188	-
Net cash used in investing activities	(79,630)	(92,006)	(145,660)
Cash Flows From Financing Activities:			
Dividends paid	(12,770)	(9,510)	(8,588)
Payments to repurchase company stock	(53,576)	-	-
Advance on line of credit	-	-	4,500
Repayment on line of credit	-	-	(4,500)
Excess tax benefits related to stock-based compensation	517	1,431	1,542
Proceeds from exercise of stock options	2,360	3,828	2,449
Net cash used in financing activities	(63,469)	(4,251)	(4,597)
Net increase (decrease) in Cash and Cash Equivalents	(1,661)	22,106	(17,227)
Cash and Cash Equivalents, beginning of year	23,688	1,582	18,809
Cash and Cash Equivalents, end of year	22,027	$23,688	$1,582
Supplemental Disclosures:			
Non-cash investing and financing transactions:			
Equipment acquired included in accounts payable	$43	$10,424	$6,917
FIN 48 adoption tax liability	-	$394	-
Retirement of company stock	$53,575	-	-
Transfer from property and equipment to assets held for Sale	$14,863	$27,338	$16,143
Financing provided to owner operators for equipment sold	$1,452	$1,573	$681
Cash flow information:			
Income taxes paid	$17,338	$38,330	$39,359

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and Summary of Significant Accounting Policies

a. Nature of Business

Knight Transportation, Inc. (an Arizona corporation) and subsidiaries (the Company) is a short to medium-haul truckload carrier of general commodities headquartered in Phoenix, Arizona. The Company also has service centers located throughout the United States. The Company provides truckload carrier dry van, temperature controlled, and brokerage services. The Company is subject to regulation by the Department of Transportation and various state regulatory authorities.

b. Significant Accounting Policies

Principles of Consolidation - The accompanying consolidated financial statements include Knight Transportation, Inc., and its wholly owned subsidiaries (the Company). All material intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates - The preparation of financial statements in conformity with United States Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - Cash and cash equivalents are comprised of short-term, highly liquid instruments with insignificant interest rate risk and effective maturities of three months or less.

Short-term Investments - Short-term investments are comprised of trading marketable debt securities (which includes municipal securities) and variable rate demand notes with effective maturities of greater than three months and represent an investment of cash that is available for current operations. These debt securities are recorded at fair value with realized and unrealized gains and losses included in interest income on our consolidated statements of income. At December 31, 2008, our short term investments consisted of municipal securities only. Our short-term investments did not experience any significant unrealized gain or loss for the period.

Fair Value Measurements - In September 2006, the FASB issued SFAS No. 157,"Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 emphasizes that fair value is a market-based measurement, as opposed to a transaction-specific measurement. In February 2008, the FASB issued Staff Position No. SFAS 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13" ("FSP 157-1"). FSP 157-1, which is effective upon the initial adoption of SFAS 157, excludes SFAS Statement No. 13, as well as other accounting pronouncements that address fair value measurements on lease classification or measurement under SFAS 13, from the scope of SFAS 157. In February 2008, the FASB issued Staff Position No. SFAS 157-2, "Effective Date of FASB Statement No. 157" ("FSP 157-2"), which delays the effective date of SFAS 157 for all nonrecurring nonfinancial assets and liabilities until fiscal years beginning after November 15, 2008. Accordingly, FSP 157-2 will be effective for the Company beginning January 1, 2009, and all other aspects of SFAS 157 were effective for the Company on January 1, 2008. In October 2008, the FASB issued FSP No. FAS 157-3, which provides additional guidance regarding the determination of fair value under SFAS No. 157 in inactive markets. FSP No. FAS 157-3 became effective upon issuance. The adoption of FSP No. FAS 157-3 did not have a material impact on the Company's consolidated financial statements.

Fair value is defined by SFAS 157 as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate the fair value. Financial assets and liabilities are measured using inputs from three levels of the fair value hierarchy, as defined in SFAS 157. The three levels are as follows:

Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market is defined as a market in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active (markets with few transactions), inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that derived principally from or corroborated by observable market data correlation or other means (market corroborated inputs).

Level 3 – Unobservable inputs, only used to the extent that observable inputs are not available, reflect the Company's assumptions about the pricing of an asset or liability.

In accordance with the fair value hierarchy described above, the following table shows the fair value of the Company's financial assets and liabilities that are required to be measured at fair value as of December 31, 2008.

	Balance at December 31, 2008	Level 1	Level 2	Level 3
		(In thousands)		
Assets:				
Money market funds	$ 19,305	$ 19,305	$ -	$ -
Short-term investments	$ 31,877	$ -	$ 31,877	$ -

The Company did not have any variable rate demand notes as of December 31, 2008.

Notes Receivable - Included in notes receivable are amounts due from independent contractors under a program whereby the Company finances tractor purchases for its independent contractors. These notes receivable are collateralized by revenue equipment and are due in weekly installments, including principal and interest payments, from 9% to 14%, over periods generally ranging from six months to three years. We had 27 and 28 loans outstanding from independent contractors as of December 31, 2008, and 2007, respectively. Our notes receivable balances are classified separately between current and long-term on our balance sheet. The current and long-term balance of our notes receivable at December 31, 2008 and 2007 are as follows:

	2008	2007
	(In thousands)	
Current portion of notes receivable	$252	$98
Allowance for doubtful notes receivable	(93)	(79)
Net current portion of notes receivable	159	19
Long-term portion	674	887
Total notes receivable balance	$833	$906

Other Current Assets - Other current assets are primarily comprised of assets held for sale, along with inventories and supplies consisting of tires and spare parts. The Company had $10.0 million and $21.2 million of revenue equipment that will not be utilized in continuing operations and is being held for sale as of December 31, 2008 and 2007, respectively. Assets held for sale are no longer subject to depreciation, and are recorded at the lower of depreciated value or fair market value less selling costs. The Company periodically reviews the carrying value of these assets for possible impairment. No impairments were recorded in 2008. The Company expects to sell these assets and replace them with new assets within 12 months.

Property and Equipment - Property and equipment are stated at cost less accumulated depreciation. Depreciation on property and equipment are calculated by the straight-line method over the following estimated useful lives:

	Years
Land improvements	5 - 10
Buildings and improvements	15 - 30
Furniture and fixtures	3 - 5
Shop and service equipment	2 - 5
Revenue equipment	5 - 10
Leasehold improvements	1 - 5

The Company expenses repairs and maintenance as incurred. For the years ended December 31, 2008, 2007, and 2006, repairs and maintenance expense totaled approximately $19.1 million, $18.1 million, and $17.6 million, respectively, and is included in operations and maintenance expense in the accompanying consolidated statements of income.

The Company periodically reviews the reasonableness of its estimates regarding useful lives and salvage values for revenue equipment and other long-lived assets based upon, among other things, the Company's experience with similar assets, conditions in the used revenue equipment market, and prevailing industry practice.

Tires on revenue equipment purchased are capitalized as a part of the equipment cost and depreciated over the life of the vehicle. Replacement tires and recapping costs are expensed when placed in service.

Restricted Cash - In connection with the Company's self-insured workers compensation program, $570,000 and $595,000 has been set aside in an escrow account to meet statutory requirements at December 31, 2008 and 2007, respectively. This cash is recorded under the line item "Other long-term assets & restricted cash" on the Company's consolidated balance sheets.

Other Long-term Assets & Restricted Cash include:

	2008	2007
	(In thousands)	
Investment in Transportation Resource Partners (TRP)	$3,747	$3,757
Investment in Transportation Resource Partners III (TRP III)	120	-
Restricted Cash	570	595
Other	702	620
	$5,139	$4,972

In 2003, the Company signed a partnership agreement with Transportation Resource Partners, LP ("TRP"), a company that makes privately negotiated equity investments. Per the original partnership agreement, the Company committed to pledge $5.0 million out of approximately $260.0 million total, for a 1.9% ownership interest. In early 2006, the Company increased the commitment amount to $5.5 million. Contributions to TRP are accounted for using the cost method as the level of influence over the operations of TRP is minor. In 2008, the Company received $10,380 proceeds from TRP as a result of a recapitalization in one of the equity investments. The proceeds are treated as a return of investment. At December 31, 2008, the Company's ownership interest in TRP was about 2.3%, with a carrying book balance $3.7 million. The outstanding commitment to TRP was approximately $1.0 million as of December 31, 2008.

During the fourth quarter of 2008, the Company formed Knight Capital Growth, LLC and committed $15.0 million to invest in a new partnership managed and operated by the managers and principals of TRP. The new partnership, Transportation Resource Partners III, LP ("TRP III"), is focused on similar investment opportunities as TRP. As of December 31, 2008, the Company has contributed $120,000 to TRP III. The Company's outstanding commitment to TRP III was approximately $14.9 million as of December 31, 2008.

Impairment of Long-Lived Assets - Statement of Financial Accounting Standard ("SFAS") No. 144 *Accounting for the Impairment or Disposal of Long-Lived Assets* provides a single accounting model for the assessment of impairment of long-lived assets. In accordance with SFAS No. 144, long-lived assets, such as property and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets classified as held for sale are presented in the Company's consolidated balance sheets at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The revenue equipment classified as held for sale is presented in "other current assets" on the Company's consolidated balance sheets. Recoverability of long-lived assets is dependent upon, among other things, the Company's ability to continue to achieve profitability in order to meet its obligations when they become due. In the opinion of management, based upon current information, the carrying amount of long-lived assets will be recovered by future cash flows generated through the use of such assets over their respective estimated useful lives.

Goodwill & Intangibles, net - Goodwill is not amortized but is reviewed for impairment at least annually (December 31), or more frequently should any of the circumstances as listed in Statement of Financial Accounting Standard ("SFAS") No. 142 *Goodwill and Other Intangible Assets* occur. SFAS No. 142 requires that goodwill be tested for impairment at the reporting unit level at least annually, utilizing a two-step methodology. The initial step requires the Company to determine the fair value of the reporting unit and compare it to the carrying value, including goodwill, of such unit. If the fair value exceeds the carrying value, no impairment loss would be recognized. However, if the carrying value of the reporting unit exceeds its fair value, the goodwill of the reporting unit may be impaired. The amount, if any, of the impairment would then be measured in the second step. The Company completed this annual test as of December 31, 2008, and no adjustment was determined to be necessary.

During fiscal year 2006, the Company recorded approximately $1.8 million of goodwill and $310,000 finite lived intangible assets in connection with the acquisition of most of the trucking assets of Roads West. In 2007, the Company paid Roads West $135,000 for an earn-out, representing the final earn-out under the purchase agreement. The earn-out paid in 2007 was recorded as additional goodwill related to this acquisition. The basis of goodwill for tax purposes was determined to be in excess of the book basis of goodwill. Under this circumstance, SFAS No. 109 requires that the goodwill be separated into two components. The first component is equivalent to book goodwill and future tax amortization of this component is treated as a temporary difference, for which a deferred tax liability is established. The second component is the excess tax goodwill over the book goodwill, for which no deferred taxes are recognized. The tax benefit from the recognition on the tax return of the amortization of the second component is treated as a reduction in the book basis of goodwill. The finite lived intangible portion will be amortized using the straight-line method over a five year period.

The changes in the carrying amounts of goodwill were as follows:

	2008	2007
	(In thousands)	
Goodwill at beginning of period	$10,372	$10,256
Additions/earn-out for Roads West	-	135
Amortization relating to deferred tax assets	(19)	(19)
Goodwill at end of period	$10,353	$10,372

Intangible assets consist of the following:

	2008	2007
	(In thousands)	
Intangible assets at beginning of period	$238	$300
Amortization	(62)	(62)
Intangible assets at end of period	$176	$238

Intangible assets are being amortized straight-line over a five year period. Annual amortization expense is expected to be $62,000 for fiscal years 2009 to 2010 and $52,000 for fiscal year 2011.

Claims Accrual - The claims reserves represent accruals for the estimated uninsured portion of pending claims, including adverse development of known claims, as well as incurred but not reported claims. These estimates are based on historical information, primarily the Company's claims experience and the experience of the Company's third party administrator, along with certain assumptions about future events. Changes in assumptions, as well as changes in actual experience, could cause these estimates to change in the near term. The significant level of the Company's self-insured retention for personal injury and property damage claims illustrates the importance and potential impact of these estimates.

Revenue Recognition - The Company recognizes revenues, for both asset-based and non-asset-based operations, when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectibility is probable. These conditions are met upon delivery. EITF Issue No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, establishes the criteria for recognizing revenues on a gross or net basis. Pursuant to this guidance, revenue for both asset-based and non-asset-based operations is reported on a gross basis.

Income Taxes - The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records net deferred tax assets to the extent it believes these assets will more likely than not be realized. In making such determination, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial operations. A valuation allowance for deferred tax assets has not been deemed necessary due to the Company's profitable operations.

The Company recognizes a tax benefit from an uncertain tax position when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits.

Financial Instruments - The Company's financial instruments include cash equivalents, short-term investments, trade receivables, notes receivable and accounts payable. Due to the short-term nature of cash equivalents, short-term investments, trade receivables and accounts payable, the fair value of these instruments approximates their recorded value. The fair value of notes receivable approximates market value. The Company does not have material financial instruments with off-balance sheet risk, with the exception of operating leases. See Note 4 for additional information.

Concentration of Credit Risk - Financial instruments that potentially subject the Company to credit risk consist principally of trade receivables and notes receivable. The Company's three largest customers for each of the years 2008, 2007, and 2006, aggregated approximately 11%, 10%, and 10% of revenues, respectively. Balances due from the three largest customers account for approximately 7.0% of the total trade receivable balance as of December 31, 2008. Revenue from the Company's single largest customer represented approximately 4% of total revenues for each of the years 2006 to 2008. Balance due from the largest customer accounts for approximately 2.9% of the total trade receivable balance as of December 31, 2008.

Earnings Per Share - A reconciliation of the numerator (net income) and denominator (weighted average number of shares outstanding) of the basic and diluted earnings per share ("EPS") computations for 2008, 2007, and 2006 are as follows (in thousands, except per share data):

	2008			2007			2006		
	Net Income (numerator)	Shares (denominator)	Per Share Amount	Net Income (numerator)	Shares (denominator)	Per Share Amount	Net Income (numerator)	Shares (denominator)	Per Share Amount
Basic EPS	$56,261	85,342	$0.66	$63,123	86,391	$0.73	$72,966	85,802	$0.85
Effect of stock options	-	504	-	-	849	-	-	1,238	-
Diluted EPS	$56,261	85,846	$0.66	$63,123	87,240	$0.72	$72,966	87,040	$0.84

Certain shares of common stock were excluded in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares, and therefore, the effect would be anti-dilutive. A summary of those options for the twelve months ended December 31, 2008 and 2007, respectively, is as follows:

	2008	2007	2006
Number of anti-dilutive shares	1,660,035	1,253,415	34,750

Segment Information – The Company has determined that it has two operating segments. The Company's operating segments consist of (i) a truckload transportation (asset-based) segment and (ii) a brokerage segment (non-asset-based). The truckload transportation segment includes dry van and temperature controlled operations with service centers located throughout the United States. Each of the asset-based service centers have similar economic characteristics, as they all provide short-to-medium haul truckload carrier services of general commodities to a similar class of customers. As a result, the Company has determined that it is appropriate to aggregate these service centers into one reportable segment consistent with the guidance in SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Accordingly, the Company has not presented separate financial information for each of these service centers. The Company has determined that its brokerage subsidiary qualifies as an operating segment under SFAS No. 131. However, because its results of operations are not material to the Company's consolidated financial statements as a whole and it does not meet any of the quantitative tests for reportable segments set out in SFAS No. 131, the Company has not presented separate financial information for this segment. For the year ended December 31, 2008, the brokerage segment accounted for 5.3% of our consolidated revenue, 1.8% of our consolidated net income, and 1.0% of our consolidated assets. Revenue from our brokerage segment, including intercompany transactions and fuel surcharge, for the year ended December 31, 2008 was $41.0 million, compared to $29.0 million a year ago. Net income for our brokerage segment was approximately

$1.0 million for the year ended December 31, 2008, compared to $0.6 million a year ago, and our brokerage segment had assets at December 31, 2008 of $6.4 million, compared to $4.6 million a year ago.

New Accounting Pronouncements

In May 2008, the Financial Accounting Standards Board ("FASB") issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles ("SFAS No. 162"). SFAS No. 162 identifies the source of accounting principles and the framework for selecting the principles used in the preparation of financial statements that are presented in accordance with accounting principles generally accepted in the United States. This statement will be effective 60 days following the Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles." The Company does not expect the adoption of SFAS No. 162 to have a material impact on the Company's financial condition, results of operations, and disclosures.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities ("SFAS No. 161"). This standard revises the presentation of and requires additional disclosures to an entity's derivative instruments, including how derivative instruments and related hedged items are accounted for under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and how derivative instruments and related hedged items affect its financial position, financial performance and cash flows. The provisions of SFAS No. 161 are effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the impact of adopting of SFAS No. 161 on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements – an Amendment of ARB 51 ("SFAS No. 160"). This statement amends ARB 51 and revises accounting and reporting requirements for noncontrolling interests (formerly minority interests) in a subsidiary and for the deconsolidation of a subsidiary. Upon the adoption of SFAS No. 160 on January 1, 2009, any noncontrolling interests will be classified as equity, and income attributed to the noncontrolling interest will be included in the Company's income. The provisions of this standard are applied retrospectively upon adoption. The Company does not expect it to have an impact on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations, ("SFAS No. 141(R)"). SFAS No. 141(R) clarifies and amends the accounting guidance for how an acquirer in a business combination recognizes and measures the assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree. The provisions of SFAS No. 141(R) are effective for the Company for any business combinations occurring on or after January 1, 2009.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS No. 157"). See fair value measurements above.

In December 2008, the FASB issued FSP No. FAS 140-4 and FIN 46(R)-8, which amends SFAS No. 140, to require additional disclosures about transfers of financial assets. The FSP also amended FASB Interpretation No. 46(R), to provide additional disclosures about entities' involvement with variable interest entities. The FSP's scope is limited to disclosure only and is not expected to have an impact on the Company's consolidated financial position or results of operations.

2. <u>Line of Credit and Long-Term Debt</u>

The Company had no long-term debt at December 31, 2008. The Company maintains a revolving line of credit, with a maturity date of September 30, 2010, which permits revolving borrowings and letters of credit totaling $50.0 million in the aggregate, with principal due at maturity and interest payable monthly at two options (prime or LIBOR plus 0.625%). At December 31, 2008, the line of credit consisted solely of issued but unused letters of credit totaling $35.2 million, which leaves $14.8 million for future borrowing under the line of credit.

Under the line of credit, the Company is required to maintain certain financial ratios and other certain covenants relating to corporate structure, ownership, and management. The Company was in compliance with its financial debt covenants at December 31, 2008.

3. Income Taxes

Income tax expense consists of the following (in thousands):

	2008	2007	2006
Current income taxes:			
Federal	$16,554	$27,238	$36,358
State	4,180	4,460	5,098
	20,734	31,698	41,456
Deferred income taxes:			
Federal	14,410	7,712	4,479
State	2,683	1,892	944
	17,093	9,604	5,423
	$37,827	$41,302	$46,879

The effective income tax rate is different than the amount which would be computed by applying statutory corporate income tax rates to income before income taxes. The differences are summarized as follows (in thousands):

	2008	2007	2006
Tax at the statutory rate (35%)	$32,931	$36,549	$41,946
State income taxes, net of federal benefit	3,363	3,394	3,895
Other, net	1,533	1,359	1,038
	$37,827	$41,302	$46,879

The net effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2008 and 2007 are as follows (in thousands):

	2008	2007
Short-term deferred tax assets:		
Claims accrual	$5,878	$10,579
Other	2,431	2,177
	$8,309	$12,756
Short -term deferred tax liabilities:		
Prepaid expenses deducted for tax purposes	(1,829)	(2,599)
Short-term deferred tax assets, net	$6,480	$10,157
Long-term deferred tax assets:		
Claims accrual	$5,877	$
Long-term deferred tax liabilities:		
Property and equipment depreciation	$112,661	$93,368

Included in the Company's consolidated balance sheets at December 31, 2008 is approximately $774,000 for income tax receivable. In management's opinion, it is more likely than not that the Company will be able to utilize its deferred tax assets in future periods.

The Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48") effective January 1, 2007. This interpretation was issued to clarify accounting for income taxes recognized in financial statements by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The cumulative effect, if any, of applying FIN 48 is to be reported as an adjustment to the opening balance of retained earnings in the year of adoption. As a result of FIN 48 implementation, at January 1, 2007, the Company recorded a $394,000 net decrease in retained earnings. As of the date of adoption, and after accounting for the cumulative effect of the adjustment noted above, the Company's unrecognized tax benefits as of January 1, 2007, totaled approximately $405,000. During the third quarter of 2007, the Company resolved certain tax positions relating to the 2006 tax year, leaving unrecognized tax benefits of approximately $195,000 as of December 31, 2007. The balance remains unchanged at $195,000 at December 31, 2008.

A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2008 and 2007 is as follows (in thousands):

Unrecognized Tax Benefits:	2008 (in thousands)	2007 (in thousands)
Beginning Balance	$195	$405
Additions based on tax positions related to the current year	-	-
Additions for tax positions of prior years	-	-
Reductions for tax positions of prior years	-	(210)
Lapse of statute	-	-
Settlements	-	-
Ending Balance	$195	$195

The total amount of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate in future periods was approximately $126,000 as of December 31, 2008.

Potential interest and penalties accrual related to unrecognized tax benefits are recognized as a component of income tax expense. During both 2008 and 2007, the Company accrued $16,000 for interest and nothing for penalties relating to unrecognized tax benefits. Accrued interest as of December 31, 2008 and 2007 were $62,000 and $47,000, respectively. Accrued penalties were $49,000 as of December 31, 2008 and 2007.

The Company files U.S. and state income tax returns with varying statutes of limitations. The 2005 through 2008 tax years generally remain subject to examination by federal authority, and the 2004 through 2008 tax years generally remain subject to examination by state tax authorities. The Company does not believe the unrecognized tax benefits will change significantly over the next 12 months.

4. Commitments and Contingencies

a. Purchase Commitments

The Company's purchase commitments for revenue equipment are currently under negotiation. Upon execution of the purchase commitments, the Company anticipates that purchase commitments under contract will have a net purchase price of approximately $20.0 million and will be paid throughout 2009.

b. Investment Commitments

In 2003, the Company signed a partnership agreement with Transportation Resource Partners (TRP), a company that makes privately negotiated equity investments. Per the original partnership agreement, the Company committed to pledge $5.0 million to TRP. In 2006, the Company increased the commitment amount to $5.5 million. At December 31, 2008, the Company's carrying book balance of its investment in TRP was $3.7 million and its outstanding commitment to TRP was approximately $1.0 million.

During the fourth quarter of 2008, the Company formed Knight Capital Growth, LLC and committed $15.0 million to invest in a new partnership managed and operated by the managers and principals of TRP. The new partnership, Transportation Resource Partners III, LP ("TRP III"), is focused on similar investment opportunities as TRP. As of December 31, 2008, the Company has contributed $120,000 to TRP III. The outstanding commitment to TRP III was approximately $14.9 million as of December 31, 2008.

c. Operating Leases

The Company periodically leases certain service center building facilities under non-cancelable operating leases. Rental expense for these facilities is included as an operating expense under "Miscellaneous operating expenses" on the Company's consolidated statements of income. Building rental expense related to these lease agreements totaled approximately $1.7 million for the year ended December 31, 2008, and $1.6 million for the years ended December 31, 2007 and 2006.

The Company has signed certain communication equipment agreements under non-cancelable operating leases, to be effective in 2009. The lease terms will expire in 2011.

realized in 2008 also decreased cash provided by operating activities, and increased cash provided by financing activities by the same amount. Pursuant to SFAS 123R prior period amounts have not been restated.

Prior to SFAS 123R, the Company applied the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, including Financial Accounting Standards Board (FASB) Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25," issued in March 2000, to account for the Company's fixed-plan stock options. Under this method, compensation expense was recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. No stock-based employee compensation cost was reflected in net income, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of the grant. SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, during prior periods the Company elected to apply the intrinsic-value-based method of accounting described above, and adopted only the disclosure requirements of SFAS No. 123.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option valuation model. Listed below are the weighted average assumptions used for the fair value computation:

	Year Ended December 31,		
	2008	2007	2006
Dividend yield (1)	0.84%	0.62%	0.43%
Expected volatility (2)	37.80%	32.71%	32.39%
Risk-free interest rate (3)	3.10%	4.99%	5.06%
Expected terms (4)	5.59 years	7.89 years	8.08 years
Weighted average fair value of options granted	$5.53	$8.30	$8.62

(1) The dividend yield is based on the Company's historical experience and future expectation of dividend payouts.
(2) The Company analyzed the volatility of its stock using historical data from January 1, 2003 through the end of the most recent period to estimate the expected volatility.
(3) The risk-free interest rate assumption is based on U.S. Treasury securities at a constant maturity with a maturity period that most closely resembles the expected term of the stock option award.
(4) The expected terms of employee stock options represents the weighted-average period the stock options are expected to remain outstanding and has been determined based on an analysis of historical exercise behavior from January 1, 2003 through the end of the most recent period.

As of December 31, 2008, there was $15.9 million of unrecognized compensation cost related to unvested share-based compensation awards granted under the 2003 Plan and our prior stock option plan. That cost is expected to be recognized over a weighted-average period of 2.7 years, and a total period of seven years.

A summary of the award activity for the years ended December 31, 2008, 2007, and 2006 is presented below:

	2008		2007		2006	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at beginning of year	4,182,780	$14.06	4,490,341	$12.57	4,562,511	$10.68
Granted	1,390,902	15.64	695,115	18.15	799,060	18.66
Exercised	(268,211)	8.80	(576,801)	6.64	(437,932)	5.59
Forfeited and Expired	(311,780)	15.49	(425,875)	14.98	(433,298)	10.68
Outstanding at end of year	4,993,691	14.69	4,182,780	14.06	4,490,341	12.57
Exercisable at end of year	1,860,183	12.85	1,714,396	11.96	1,842,396	10.43
Weighted average fair value of options granted during the period		$5.53		$8.30		$8.62

As of December 31, 2008, the number of options that were currently vested and expected to become vested was 4,744,849. These options have a weighted-average exercise price of $14.65, a weighted-average contractual remaining term of 6.91 years, and an aggregate intrinsic value of $10.2 million.

The following table summarizes information about stock options to purchase the Company's common stock at December 31, 2008:

Range of Exercise Prices	Shares Outstanding	Weighted Avg. Contractual Years Remaining	Weighted Avg. Exercise Price Per Share	Number Vested and Exercisable	Weighted Avg. Exercise Price Per Share for Vested and Exercisable
$2.11 - 4.21	142,060	1.13	$3.06	142,060	$3.06
$4.22 - 6.31	130,827	2.65	$4.84	130,827	$4.84
$6.32 - 8.42	-	-	-	-	-
$8.43 - 10.52	147,424	3.65	$8.77	137,704	$8.66
$10.53 - 12.63	787,670	5.07	$11.17	369,535	$11.53
$12.64 - 14.73	368,875	6.32	$14.48	54,295	$14.48
$14.74 - 16.84	1,761,300	7.85	$15.26	830,071	$15.69
$16.85 - 18.94	1,617,910	8.27	$18.07	183,266	$18.13
$18.95 - 21.05	37,625	7.21	$20.01	12,425	$19.72
Overall Total	4,993,691	6.98	$14.69	1,860,183	$12.85

The total intrinsic value of options exercised during the twelve-month period was $2.5 million, $6.8 million, and $5.8 million as of December 31, 2008, 2007, and 2006, respectively. Based on the market price as of December 31, 2008, the total intrinsic value of options outstanding as of the end of the current reporting period is approximately $7.1 million, and the total intrinsic value of options exercisable as of December 31, 2008, is approximately $6.1 million. The weighted average remaining contracted life as of December 31, 2008 for vested and exercisable options is 5.51 years.

b. 401(k) Profit Sharing Plan

The Company has a 401(k) profit sharing plan (the Plan) for all employees who are 19 years of age or older and have completed one year of service with the Company. The Plan provides for a mandatory matching contribution equal to 50% of the amount of the employee's salary deduction not to exceed $850 annually per employee. The Plan also provides for a discretionary matching contribution. In 2008, 2007, and 2006, there were no discretionary contributions. Employees' rights to employer contributions vest after five years from their date of employment. The Company's mandatory matching contribution was approximately, $381,000, $412,000, and $402,000 in 2008, 2007, and 2006, respectively. The Company increased the mandatory matching contribution from $625 to $850 annually per employee on January 1, 2006.

9. Acquisitions

On October 23, 2006, the Company purchased most of the trucking assets of Roads West Transportation, Inc. ("Roads West"), an Arizona-based temperature controlled carrier. Under the asset purchase agreement, the Company purchased 133 tractors, 280 trailers, and certain miscellaneous other assets. The Company did not purchase cash or accounts receivable and did not assume any debts or liabilities of Roads West. The purchase price for the assets, including the full amount of the earn-out, was approximately $15.8 million. The total purchase price has been allocated to tangible and intangible assets acquired based on their fair market values as of the acquisition date. The allocation of the fair value of the assets acquired, including the earn-out paid in 2007, resulted in approximately $2.0 million of infinite lived goodwill and $310,000 of finite lived intangible assets. The intangible assets, totaling $310,000, are being amortized over a five year period. The acquisition has been accounted for in the Company's results of operations since the acquisition date. The pro forma effect of the acquisition on its results of operations is immaterial.

On August 12, 2005, the Company acquired 100% of the stock of Edwards Bros., Inc., an Idaho based temperature controlled truckload carrier. The acquisition included 140 tractors and 224 trailers. The total purchase price has been allocated to tangible and intangible assets acquired and liabilities assumed based on their fair market values as of the acquisition date in accordance with Financial Accounting Standards Board Statement Number 141 (SFAS No.141), "Business Combinations". Goodwill has been recorded on the Company's consolidated balance sheets for the amount which the purchase price exceeded the fair value of the assets and liabilities acquired. The acquisition has been accounted for in the Company's results of operations since the acquisition date. The pro forma effect of the acquisition on the Company's results of operations is immaterial.

10. Quarterly Financial Data (unaudited)

The following table sets forth certain unaudited information about the Company's revenue and results of operations on a quarterly basis for 2008 and 2007 (amount in thousands, except per share data):

	2008			
	Mar 31	June 30	Sept 30	Dec 31
Revenue, before fuel surcharge	$141,302	$154,833	$155,851	$143,576
Income from operations	$18,727	$20,723	$26,239	$26,969
Net income	$11,417	$12,692	$16,013	$16,139
Earnings per common share:				
Basic	$0.13	$0.15	$0.19	$0.19
Diluted	$0.13	$0.15	$0.19	$0.19

	2007			
	Mar 31	June 30	Sept 30	Dec 31
Revenue, before fuel surcharge	$144,825	$153,012	$151,661	$151,861
Income from operations	$27,254	$29,319	$23,523	$22,346
Net income	$16,619	$18,177	$14,509	$13,817
Earnings per common share:				
Basic	$0.19	$0.21	$0.17	$0.16
Diluted	$0.19	$0.21	$0.17	$0.16

11. Company Share Repurchase Program

On November 8, 2007, the Company's Board of Directors unanimously authorized the repurchase of up to 3.0 million shares of the Company's Common Stock. The repurchase authorization was to remain in effect until the share limit was reached or the program was terminated. This authorization has expired as the Company reached the share limit in 2008. Under the Company's share repurchase program, repurchased shares are constructively retired and returned to unissued status.

On November 13, 2008, the Company's Board of Directors unanimously authorized an additional repurchase of up 3.0 million shares of the Company's Common Stock. The repurchase authorization will remain in effect until the share limit is reached or the program is terminated. The repurchase authorization is intended to afford the Company the flexibility to acquire shares opportunistically in future periods and does not indicate an intention to repurchase any particular number of shares within a definite timeframe. Any repurchases would be effected based upon share price and market conditions.

In 2008, the Company repurchased a total of 3,590,044 shares under both plans for approximately $53.6 million. The shares acquired have been retired and are available for future issuance. The purchases were made in accordance with Security and Exchange Commission Rule 10b-18, which limits the amount and timing of repurchases. As of December 31, 2008, there were 2,409,956 shares remaining for future purchases under the repurchase program that was authorized in 2008.

SCHEDULE II

KNIGHT TRANSPORTATION, INC. AND SUBSIDIARIES

Valuation and Qualifying Accounts and Reserves
For the Years Ended December 31, 2008, 2007 and 2006
(In thousands)

	Balance at Beginning of Period	Expense Recorded	Deductions	Other Adjustments	Balance at End of Period
Allowance for doubtful trade receivables:					
Year ended December 31, 2008	$2,429	$3,403	$(1,515) (1)	-	$4,317
Year ended December 31, 2007	$2,154	$1,810	$(1,535) (1)	-	$2,429
Year ended December 31, 2006	$1,677	$2,187	$(1,710) (1)	-	$2,154
Allowance for doubtful notes receivable:					
Year ended December 31, 2008	$79	$177	$(163) (1)		$93
Year ended December 31, 2007	$140	$47	$(108) (1)	-	$79
Year ended December 31, 2006	$49	$(5)	$(22) (1)	$118 (2)	$140

(1) Write-off of bad debts.
(2) Includes $118,338 allowance associated with the acquisition of substantially all of the trucking assets of Roads West.

KNIGHT TRANSPORTATION, INC. STOCK PERFORMANCE GRAPH

The following graph compares the cumulative total of shareholder return of our common stock with the cumulative total shareholder return of New York Stock Exchange Companies (U.S. Companies) and Nasdaq Trucking & Transportation Stocks for the period commencing December 31, 2003, and ending December 31, 2008. The graph assumes $100 was invested on December 31, 2003, and that all dividends were reinvested. *The stock performance graph shall not be deemed to be incorporated by reference into any filing made by us under the Securities Act of 1933 or the Exchange Act, notwithstanding any general statement contained in any such filings incorporating the graph by reference, except to the extent we incorporate such graph by specific reference.*


$200.00
$190.00
$180.00
$170.00
$160.00
$150.00
$140.00
$130.00
$120.00
$110.00
$100.00
$90.00
12/31/03
12/31/04
12/30/05
12/29/06
12/31/07
12/31/08
Knight Transportation Inc.
NYSE Stock Market (US Companies)
NASDAQ Trucking & Transportation

		12/31/03	12/31/04	12/30/05	12/29/06	12/31/07	12/31/08
Knight Transportation Inc.	Return %		45.14	25.70	-17.30	-12.58	9.81
	Cum $	100.00	145.14	182.43	150.87	131.90	144.83
NYSE Stock Market (US Companies)	Return %		13.17	7.16	17.61	4.43	-36.15
	Cum $	100.00	113.17	121.27	142.63	148.94	95.09
NASDAQ Trucking & Transportation	Return %		28.19	4.47	16.26	7.24	-36.00
	Cum $	100.00	128.19	133.92	155.70	166.98	106.86

Source: Zachs Investment Research, Inc.

LEADERSHIP INFORMATION

Board of Directors

Name of Board Member	Position with Knight Transportation, Inc. and other companies
Kevin P. Knight	Chairman of the Board and Chief Executive Officer of Knight Transportation, Inc.; Director and member of the Executive Committee of the American Trucking Associations
Gary J. Knight	Vice Chairman of the Board of Knight Transportation, Inc.; Former President of Knight Transportation, Inc.
Randy Knight	Vice Chairman of the Board of Knight Transportation, Inc.; Director of Biltmore Bank of Arizona; Former Chairman of the Board of Knight Transportation, Inc.
Donald A. Bliss	Director of Western and Southern Life Insurance Company and Biltmore Bank of Arizona
Michael Garnreiter	Managing Member of Rising Sun Restaurant Group, LLC; Director of Taser International, Inc., Amtech Systems, Inc., and Syntax-Brillian Corporation
Richard J. Lehmann	Chairman of Bank Capital Corporation, the holding company for the Biltmore Bank of Arizona; Director of the TGen Foundation and Mayo Advisory Board; and the Board of Trustees at Thunderbird, The Garvin School of International Management
G.D. Madden	President of Madden Partners
Kathryn L. Munro	Principal of BridgeWest, LLC; Director of Flow International Corporation and Pinnacle West Capital Corporation

Executive Officers and Significant Employees

Name	Position
Kevin P. Knight	Chairman of the Board and Chief Executive Officer
Gary J. Knight	Vice Chairman of the Board
Randy Knight	Vice Chairman of the Board
Keith T. Knight	Chief Operating Officer
David A. Jackson	Chief Financial Officer, Secretary, and Treasurer
Casey Comen	Executive Vice President of Sales
Michael K. Liu	President of Knight Transportation – Dry Van
Erick Kutter	President of Knight Refrigerated, LLC
Greg Ritter	President of Knight Brokerage, LLC
Larry V. Knight	President of Knight Intermodal, LLC
Clark Jenkins	Executive Vice President
Bill Ramsey	Senior Vice President of Business Development

CORPORATE INFORMATION

Knight Transportation Shares:

Shares of Common Stock are listed on the New York Stock Exchange ("NYSE") with the ticker symbol KNX. As of March 31, 2009, there were approximately 72 registered holders of the Company's Common Stock, and on that date the closing price was $15.16.

Transfer Agent and Registrar:

Please direct communications regarding individual stock records and address changes to BNY Mellon Shareowner Services at 480 Washington Boulevard Jersey City, New Jersey 07310-1900 or via phone at 1-800-522-6645. Alternatively, you can access your account information on-line at http://www.bnymellon.com/shareowner/isd.

Investor Relations:

For information or assistance please write: Knight Transportation, Inc., C/O Investor Relations, 5601, West Buckeye Road, Phoenix, AZ 85043, or call 602-606-6224.

Independent Registered Public Accounting Firm:

Deloitte & Touche LLP, 2901 N. Central Avenue, Suite 1200, Phoenix, AZ 85012-2799.

Corporate Counsel:

Ryley, Carlock & Applewhite, One North Central, Suite 1200, Phoenix, AZ 85004.

Securities Counsel:

Scudder Law Firm, P.C., L.L.O., 411 S. 13th St., Second Floor, Lincoln, NE 68508.

Corporate Headquarters:

Our corporate headquarters is located at 5601 W. Buckeye Road, Phoenix, AZ 85043.

Certifications:

The Company filed its Domestic Company Section 303A CEO Certification with the New York Stock Exchange on June 23, 2008, without qualification. On February 27, 2009, the Company filed its Sarbanes-Oxley Section 302 Certifications as exhibits to the Company's Report on Form 10-K for the period ended December 31, 2008.